    As filed with the Securities and Exchange Commission on August 3, 2001
                                                     Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                                AGRAQUEST, INC.
            (Exact Name of Registrant as Specified in Its Charter)

                                ---------------

             Delaware                               2879                            68-0348328
   (State or Other Jurisdiction         (Primary Standard Industrial              (IRS Employer
 of Incorporation or Organization)      Classification Code Number)            Identification No.)

                               1530 Drew Avenue
                            Davis, California 95616
                                (530) 750-0150
  (Address and Telephone Number of Registrant's Principal Executive Offices)

                                ---------------
                           Pamela G. Marrone, Ph.D.
                     President and Chief Executive Officer
                                AgraQuest, Inc.
                               1530 Drew Avenue
                            Davis, California 95616
                                (530) 750-0150
          (Name, Address, and Telephone Number of Agent For Service)

                                  Copies to:

             Charles S. Farman, Esq.                          Michael L. Fitzgerald, Esq.
               Charles C. Kim, Esq.                          Sidley Austin Brown & Wood LLP
               Donald C. Hunt, Esq.                              One World Trade Center
             Morrison & Foerster LLP                            New York, New York 10048
           400 Capitol Mall, 23rd Floor
           Sacramento, California 95814

                                ---------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                             Proposed Maximum
  Title of Each Class of Securities to be       Aggregate         Amount of
                Registered                   Offering Price(1) Registration Fee
-------------------------------------------------------------------------------
Common Stock, $0.001 par value per share..     $75,000,000         $18,750
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

                                ---------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             Subject to Completion
                  Preliminary Prospectus dated August 3, 2001

PROSPECTUS

                                        Shares


[LOGO OF AGRAQUEST, INC.]

                                  Common Stock

                                  -----------

  This is AgraQuest, Inc.'s initial public offering. AgraQuest is selling all of the shares.

  We expect the public offering price to be between $     and $     per share.
Currently, no public market exists for the shares. After pricing this offering, we expect that the shares will trade on the Nasdaq National Market under the symbol "AGRQ."

  Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 7 of this prospectus.

                                  -----------

                                                                   Per
                                                                  share  Total
                                                                  -----  -----
  Public offering price.......................................... $      $
  Underwriting discount.......................................... $      $
  Proceeds, before expenses, to AgraQuest........................ $      $

  The underwriters may also purchase up to an additional      shares at the
public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  The shares will be ready for delivery on or about     , 2001.


                                  -----------

Merrill Lynch & Co.

              Stephens Inc.

                                                    First Union Securities, Inc.

                                  -----------


                  The date of this prospectus is       , 2001

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
   Prospectus Summary....................................................   1
   Risk Factors..........................................................   7
   Forward-Looking Statements and Industry Data..........................  18
   Use of Proceeds.......................................................  19
   Dividend Policy.......................................................  19
   Capitalization........................................................  20
   Dilution..............................................................  21
   Selected Consolidated Financial Data..................................  22
   Management's Discussion and Analysis of Financial Condition and
    Results of Operations................................................  24
   Business..............................................................  30
   Management............................................................  47
   Certain Relationships and Related Party Transactions..................  58
   Principal Stockholders................................................  60
   Description of Capital Stock..........................................  62
   Shares Eligible for Future Sale.......................................  65
   Underwriting..........................................................  67
   Legal Matters.........................................................  71
   Experts...............................................................  71
   Where You Can Find More Information...................................  71
   Index to Consolidated Financial Statements............................ F-1

                               ----------------

   You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

   AgraQuest(R), Serenade(R), Sonata(TM), Rhapsody(TM), Virtuoso(TM) and Vivace(TM) are trademarks of AgraQuest.

                               PROSPECTUS SUMMARY

   This summary highlights information contained in other parts of this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including the "Risk Factors" section and our consolidated financial statements and related notes, before making an investment decision. References in this prospectus to "AgraQuest," "our company," "we," "our" and "us" refer to AgraQuest, Inc. and its subsidiaries, unless the context indicates otherwise.

                                AgraQuest, Inc.

Overview

   We are a biotechnology company focused on leveraging our proprietary microorganism database, screening technology and natural product compound library to discover, develop, manufacture and market effective, safe and environmentally friendly natural pest management products for the agricultural and institutional and home markets. Our proprietary technology platform enables us to discover and characterize naturally occurring microorganisms that we believe can be developed into natural product solutions to almost any pest or plant disease. We are developing and commercializing a pipeline of natural pest management products that we believe will offer superior alternatives to synthetic chemical pesticides and genetically modified crops. We believe our first product, Serenade, and our initial product candidates can compete favorably with existing pest management products on efficacy, cost effectiveness, pest resistance, shelf life, ease of use, food and worker safety and environmental impact. With Serenade, we have demonstrated our ability to develop and commercialize novel products more quickly and cost effectively than our competitors. As concerns over the effects of synthetic chemical pesticides and genetically modified crops continue to grow, we believe our products will be increasingly adopted into the integrated pest management programs of conventional and organic growers as well as by institutional and home users. We believe we will set the industry standard for natural pest management solutions.

Our Proprietary Technology Platform

   Using our proprietary technology platform, we isolate and screen naturally occurring microorganisms in a highly efficient manner to identify those that may have effective, novel and safe pest management characteristics. We then employ natural product chemistry to analyze and characterize the structures of compounds produced by selected microorganisms to identify product candidates for further development and commercialization. We believe our proprietary technology platform will be the foundation for the discovery and development of natural products for the pest management industry and has the following advantages:

  . Highly efficient discovery process. We believe we can discover new, effective product candidates faster than other developers of pest management products. To date, we have identified 23 product candidates from the more than 17,000 microorganisms in our database.

  . Valuable data capture and utilization. We gather valuable data on each microorganism and the natural product compounds it produces. Using this information, we are able to determine which microorganisms may have the highest pest management commercial potential. This information may also be used by chemical, biotechnology, pharmaceutical and consumer products companies to develop natural products for their respective industries.

  . Cost-effective and rapid new product development. We believe we can bring effective natural pest management products to market at greater speed and cost efficiency than our competitors.

Serenade and Our Initial Product Candidates

   Serenade is the first broad spectrum foliar biofungicide. We began selling Serenade in the United States in July 2000. On the basis of over 750 field trials, Serenade has generally proven to be as or more effective than synthetic chemical pesticides on a broad spectrum of plant diseases. We believe Serenade also offers improved safety for the environment, consumers, growers and farm workers as compared with synthetic chemical pesticides. Serenade is currently approved for use on high-value specialty crops such as grapes, apples, pears, cherries, tomatoes, hops, several vegetables, peanuts and walnuts, and we are targeting other crops such as bananas, citrus, turf and ornamentals. A formulation of Serenade is approved for use in organic agriculture, thereby allowing us to address this increasingly important and rapidly growing market.

   Our most advanced product candidates include Sonata, a biofungicide, Virtuoso, a bioinsecticide, and Vivace, an enhancer of Bt, the world's most widely-used biopesticide. We believe Serenade and each of these product candidates can compete favorably with existing pest management products because they:

  .  are highly effective;

  . offer growers an attractive value proposition in terms of cost-effective plant disease and pest control, resulting in increased yields;

  .  have an accelerated time-to-market;

  . increase food and worker safety and reduce the risk of negative environmental impact;

  .  address the rapidly growing organic foods market; and

  .  reduce the risk of pest resistance.

Strategic Collaborations

   We believe that our proprietary technology platform and product candidates will have broad commercial applications beyond pest management for the discovery and development of natural products for broader applications, including animal health, human health and pharmaceutical, aquaculture, industrial enzyme and specialty chemical. We intend to continue establishing strategic collaborations with chemical, biotechnology, pharmaceutical and consumer products companies to support the development and commercialization of natural products for pest management and other applications. To date, we have entered into strategic collaborations with Dow AgroSciences LLC, Maxygen, Inc. and American Home Products Corporation.

Our Strategy

   Our goal is to become the leader in the discovery, development and commercialization of natural pest management products. The key elements of our strategy include:

  . Utilize our proprietary technology platform to identify new product candidates. By applying our screening technology to our microorganism database and utilizing our natural product compound library, we anticipate that we will continue to discover multiple new natural pest management product candidates annually.

  . Increase sales of Serenade. We have initiated marketing activities to increase the distribution and sale of Serenade by focusing on high-value specialty crops, targeting early adopters of new pest management technologies, educating growers about the benefits of our natural pest management products, enhancing distribution relationships and developing and leveraging relationships with key industry influencers.

  . Develop and commercialize product candidates. We will continue to allocate significant research and development resources to develop and commercialize new natural pest management products that we have identified using our proprietary technology platform. We initially intend to focus our research and development efforts on Sonata, Virtuoso and Vivace, which each display high levels of activity against insects or plant diseases. We will maintain control over product quality, consistency and margins by manufacturing our products at our facility in Tlaxcala, Mexico.

  . Focus initially on high-value specialty crops. We are focusing our initial commercialization efforts on high-value specialty crops in the United States. We expect growers of these crops to derive the greatest economic benefit from our natural pest management products, in terms of relative cost, safety and the value of expected yield increases.

  . Maximize organic market opportunities. To address the rapidly growing organic market, in which there are few pest management alternatives, we will continue to ensure that a formulation of each of our products meets the requirements for organic food production in our target, specialty crop markets.

  . Brand AgraQuest as the leading provider of natural pest management solutions. To enhance industry and public awareness of our company and increase demand for our natural pest management products, including Serenade, we intend to pursue an aggressive brand development strategy.

  . Leverage our proprietary technology platform in conjunction with strategic collaborators. We believe that our proprietary microorganism database and screening technology may have broad commercial applications beyond pest management. We intend to pursue strategic collaborations with chemical, biotechnology, pharmaceutical and consumer products companies, which we believe will allow us to enhance our market presence as well as our revenue growth.

  . Pursue select acquisitions. We may acquire businesses, technologies or products that we believe would strategically complement our business and allow us to be a more complete provider of crop production solutions.

   We were incorporated in the state of Delaware in January 1995. Our principal executive offices are located at 1530 Drew Avenue, Davis, California 95616, and our telephone number is (530) 750-0150. Our web site is located at http://www.agraquest.com. Any information that is included on or linked from our web site is not a part of this prospectus.

                                  THE OFFERING

 Common stock offered by AgraQuest..................       shares

 Common stock to be outstanding after the offering..       shares

 Use of proceeds.................................... We estimate that our net proceeds from this
                                                     offering, assuming no
                                                     exercise of the
                                                     underwriters'
                                                     overallotment option, will
                                                     be approximately
                                                     $     million. We intend
                                                     to use the net proceeds
                                                     from this offering to
                                                     expand our sales and
                                                     marketing capabilities and
                                                     research and development
                                                     activities, and to enhance
                                                     our manufacturing
                                                     facilities. We intend to
                                                     use the remainder of the
                                                     net proceeds to repay
                                                     indebtedness and for
                                                     working capital and
                                                     general corporate
                                                     purposes, including
                                                     potential acquisitions.

 Risk factors....................................... See "Risk Factors" and
                                                     other information included
                                                     in this prospectus for a
                                                     discussion of factors that
                                                     you should carefully
                                                     consider before deciding
                                                     to invest in shares of our
                                                     common stock.

 Proposed Nasdaq National Market symbol............. AGRQ

   The number of shares of common stock to be outstanding after this offering is based on shares outstanding as of June 30, 2001 and excludes:

  . 2,425,016 shares of common stock issuable upon exercise of options outstanding as of June 30, 2001 at a weighted average exercise price of $1.66 per share;

  . 39,000 shares of common stock issuable upon exercise of warrants outstanding at an exercise price of $1.70 per share;

  . 1,455,003 shares of common stock reserved for future issuance under our stock option plans; and

  . 350,000 shares of common stock reserved for issuance under our 2001 employee stock purchase plan.

   In addition, except as otherwise noted, all information in this prospectus is based on the following assumptions:

  . the conversion of all outstanding shares of preferred stock into 14,903,593 shares of common stock upon the effectiveness of our registration statement; and

  . no exercise of the underwriters' overallotment option.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

   The following summary consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the fiscal years ended December 31, 1998, 1999 and 2000 are derived from, and are qualified by reference to, our audited financial statements included elsewhere in this prospectus. The statement of operations data for the fiscal years ended December 31, 1996 and 1997 are derived from audited financial statements not included in this prospectus. The statement of operations data for the six month periods ended June 30, 2000 and 2001 and our balance sheet data as of June 30, 2001 are derived from, and are qualified by reference to, our unaudited financial statements included elsewhere in this prospectus. The pro forma net loss per share and shares used in computing pro forma net loss per share are calculated as if all outstanding shares of our preferred stock were converted into shares of our common stock on the date of issuance.

                                                                                       Six Months
                                                Year Ended December 31,              Ended June 30,
                                        -------------------------------------------  ----------------
                                         1996    1997     1998     1999      2000     2000     2001
                                        ------  -------  -------  -------  --------  -------  -------
                                                 (In thousands, except per share data)
Consolidated statement of operations
 data:
Revenues:
 Product sales........................  $  --   $   --   $   --   $   --   $    502  $   --   $   428
 Research revenue.....................      30       55      110       77       218       75      117
                                        ------  -------  -------  -------  --------  -------  -------
  Total revenues......................      30       55      110       77       720       75      545
Operating costs and expenses:
 Cost of product sales................     --       --       --       --        502      --       484
 Manufacturing plant start-up costs...     --       --       --       --        --       --       295
 Research and development.............     387    1,780    3,090    4,468     6,300    3,558    2,651
 Selling, general and administrative..     138      403      836    1,749     2,914    1,191    1,777
 Stock option compensation............     --        10       15       12       224       14      301
                                        ------  -------  -------  -------  --------  -------  -------
  Total operating costs and expenses..     525    2,193    3,941    6,229     9,940    4,763    5,508
                                        ------  -------  -------  -------  --------  -------  -------
Loss from operations..................    (495)  (2,138)  (3,831)  (6,152)   (9,220)  (4,688)  (4,963)
Interest income, net..................       4       86      170       68       134       51      191
                                        ------  -------  -------  -------  --------  -------  -------
Net loss..............................    (491)  (2,052)  (3,661)  (6,084)   (9,086)  (4,637)  (4,772)
Preferred stock accretion.............     --       --      (341)    (810)   (1,496)    (642)  (1,395)
                                        ------  -------  -------  -------  --------  -------  -------
Net loss applicable to common
 stockholders.........................  $ (491) $(2,052) $(4,002) $(6,894) $(10,582) $(5,279) $(6,167)
                                        ======  =======  =======  =======  ========  =======  =======
Basic and diluted net loss per share
 applicable to common stockholders....  $(0.17) $ (0.67) $ (1.30) $ (2.20) $  (3.07) $ (1.55) $ (1.70)
                                        ======  =======  =======  =======  ========  =======  =======
Shares used in computing basic and
 diluted net loss per share applicable
 to common stockholders...............   2,955    3,068    3,068    3,140     3,451    3,399    3,620
                                        ======  =======  =======  =======  ========  =======  =======
Pro forma basic and diluted net loss
 per share applicable to common
 stockholders.........................                                     $  (0.61)          $ (0.26)
                                                                           ========           =======
Shares used in computing pro forma
 basic and diluted net loss per share
 applicable to common stockholders....                                       14,802            18,524
                                                                           ========           =======

                                                   As of June 30, 2001
                                              --------------------------------
                                                                    Pro Forma
                                               Actual   Pro Forma  As Adjusted
                                              --------  ---------  -----------
                                                      (in thousands)
Consolidated balance sheet data:
Cash and cash equivalents.................... $  6,359  $  6,359      $
Working capital..............................    7,949     7,949
Total assets.................................   19,355    19,355
Notes payable and capital lease obligations,
 net of current portion......................    5,206     5,206
Convertible preferred stock..................   42,239       --
Accumulated deficit..........................  (30,458)  (30,458)
Total stockholders' equity (deficit).........  (29,218)   13,021

   The table above presents consolidated balance sheet data as of June 30, 2001:

  .  on an actual basis;

  . on a pro forma basis to reflect the automatic conversion of all outstanding shares of preferred stock into 14,903,593 shares of common stock upon the effectiveness of our registration statement; and

  . on a pro forma as adjusted basis to reflect the automatic conversion of all outstanding shares of preferred stock and the receipt of the estimated net proceeds from the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share (the midpoint of the expected price range), after deducting the estimated underwriting discount and estimated offering expenses payable by us, and after the application of a portion of the estimated proceeds to repay indebtedness as described under "Use of Proceeds."

                                  RISK FACTORS

   An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could be harmed, the trading price of our common stock could decline and you may lose all or part of your investment.

We have a limited operating history and are subject to risks encountered by early stage companies.

   We began our operations in January 1995. Accordingly, we have a limited operating history, and our business and prospects must be considered in light of the risks and uncertainties to which early stage companies in the rapidly changing market for pest management products are exposed. These risks include our inability to transition from a company with a research and development focus to a company also capable of supporting the commercial sale of products, including in the areas of regulatory approval and compliance, manufacturing, sales and marketing, distribution and quality control and assurance. Our inability to adequately address these risks could prevent us from becoming profitable or cause us to cease our operations.

We have a history of losses since inception, we expect to continue to incur losses and we may not achieve or maintain profitability.

   We have incurred operating losses since inception, and we expect to continue to incur further operating losses for the foreseeable future. We had an accumulated deficit of $24.3 million at December 31, 2000 and $30.5 million at June 30, 2001. We had a net loss of $9.1 million for the year ended December 31, 2000 and $4.8 million for the six months ended June 30, 2001. To date, our limited revenues have been derived primarily from research grants and initial commercial sales of our first product, Serenade. We expect our future revenues to be primarily from sales of Serenade and other natural pest management products, and those sales are highly uncertain. We expect to continue to devote substantial resources to expand our research and development activities, enhance our manufacturing facilities and expand our sales and marketing capabilities for the commercialization of Serenade and other product candidates. As a result, we will need to generate significant revenue to achieve and maintain profitability. We may never generate profits and, if we do become profitable, we may be unable to maintain or increase profitability on a quarterly or annual basis.

If Serenade is not successful, we may not be able to generate significant product revenues.

   We introduced Serenade in Chile in October 1999 and began commercial sales in the United States in July 2000. We will be dependent on sales of Serenade for the immediately foreseeable future. We have derived only limited revenues from sales of Serenade to date, and we cannot assure you that Serenade will achieve broad market acceptance and generate increased sales. A number of factors will determine the commercial success of Serenade, including our ability to overcome grower reluctance to switch to natural pest management products, the efficacy and commercial viability of Serenade, our ability to implement and maintain an appropriate pricing policy for Serenade, the success of our commercialization and marketing strategies and the rate and extent that regulatory authorities and the public accept new pest management products.

   Serenade may not be effective on, or economically viable for, all crops or markets that we are targeting. In addition, because Serenade has not been put to widespread commercial use over significant periods of time, Serenade may have reduced benefits as compared to our field trial results.

We may be unable to commercialize the product candidates we are developing, which may adversely impact our ability to achieve or maintain profitability.

   Our future success will depend in part on our ability to commercialize the natural pest management product candidates we are developing. In addition to Serenade, we have identified 22 product candidates to date using our proprietary technology platform, and we currently are focusing our development and commercialization efforts on three of these product candidates. Successful development of our product candidates will require significant additional investment, including costs associated with research and development, completing field trials and obtaining regulatory approval. In addition, we are subject to inherent risks associated with new products and technologies. These risks include the possibility that any product candidate may:

  .  be ineffective or less effective than anticipated;

  .  fail to receive necessary regulatory approvals;

  . be difficult to competitively price relative to alternative pest management solutions;

  .  be harmful to consumers, growers, farm workers or the environment;

  . be difficult or impossible to manufacture on an economically viable scale;

  . fail to be developed and accepted by the market prior to the successful marketing of similar products by competitors; or

  . be impossible to market because it infringes on the proprietary rights of third parties.

Our inability to obtain regulatory approvals, or to comply with ongoing and changing regulatory requirements, could delay or prevent sales of Serenade and other products we are developing.

   The field testing, manufacture, sale and use of pest management products, including Serenade and the product candidates we are developing, are regulated extensively by the U.S. Environmental Protection Agency, or the EPA, and state, local and foreign governmental authorities. These regulations substantially increase the time and cost associated with bringing our products to market. If we do not receive the necessary governmental approvals to test, manufacture and market our products, or if regulatory authorities revoke our approvals or grant them subject to restrictions on use, we may be unable to sell our products and our business may fail.

   The EPA granted us conditional approval in June 2000 to market and sell Serenade in the United States. Within the United States, we are authorized to sell Serenade in every state except Hawaii. Serenade is also approved for sale in Chile, Mexico and Puerto Rico. We are required to obtain regulatory approval from other foreign regulatory authorities before we can market Serenade in those jurisdictions. Some states and foreign countries may apply different criteria than the EPA in their approval processes.

   If we make significant enhancements to Serenade's design, additional regulatory approvals may be required. We may not obtain regulatory approvals to market other natural pest management products or product extensions we are developing or may develop in the future. Although the EPA and state and foreign regulatory authorities have in place a registration procedure for natural products that is streamlined in comparison to the registration procedure for synthetic chemical pesticides or genetically modified crops, some of our products or product extensions may not be eligible for this streamlined procedure or the EPA or other regulatory authorities may mandate additional requirements, which could make the regulatory approval process more time consuming and costly for our future products.

   Even if we obtain all necessary regulatory approvals to market and sell our products, they will be subject to continuing review and extensive regulatory requirements. The EPA, as well as state and foreign regulatory authorities, could withdraw a previously approved product from the market upon receipt of newly discovered information, including our inability to comply with regulatory requirements, the occurrence of unanticipated problems with our products or for other reasons. Violations of any regulation could result in civil and criminal penalties, including suspension or revocation of our licenses or registrations, seizure of our inventory or monetary fines, which could adversely affect our operations.

Our inability to satisfy the conditions of our EPA registration could limit or prevent sales of Serenade in the United States.

   The EPA conditioned its approval of our Serenade registration on the requirement that by July 2001 we conduct five additional studies that are designed to further demonstrate Serenade's safety. All of these studies have been completed and submitted to the EPA. We are required to submit one additional study to the EPA by May 2002. If the results of any of these studies are unacceptable to the EPA, the EPA may revoke its approval of Serenade or impose limitations on its use. Because EPA approval is required for commercial sales of Serenade in the United States and will affect sales of Serenade abroad, the loss of EPA approval for any reason, including our inability to satisfy the conditions of our EPA registration, would prevent further sales of Serenade in the United States and in countries that export crops to the United States.

If our ongoing or future field trials are unsuccessful, we may be unable to obtain regulatory approval of, or commercialize, our products.

   The successful completion of multiple field trials in domestic and foreign locations on many crops is critical to the success of our product development and marketing efforts for Serenade and our other product candidates. Regulatory approval of our products could be delayed or we may be unable to commercialize our products if our ongoing or future field trials are unsuccessful or these field trials produce inconsistent results or unanticipated adverse side effects on crops or non-target organisms, or if we are unable to collect reliable data. Although we have conducted successful field trials on a broad range of crops, we cannot be certain that additional field trials conducted on a greater number of acres, or on crops for which we have not yet conducted field trials, will be successful. In addition, the results of our ongoing and future field trials are subject to a number of conditions beyond our control, including weather-related events such as drought or floods, severe heat or frost, hail, tornadoes and hurricanes. We generally pay third parties such as growers, consultants and universities to conduct field tests on our behalf. Incompatible crop treatment practices or misapplication of our products by these third parties could interfere with the success of our field trials.

If we are unable to ensure production of high-quality products at acceptable costs, our business will be harmed.

   To be successful, we will need to manufacture our products in large quantities at acceptable costs while also maintaining high product quality. We recently began production of Serenade at our manufacturing facility in Tlaxcala, Mexico, and we currently only rely on third-party contract manufacturers to spray dry and package Serenade. We expect our Tlaxcala, Mexico manufacturing facility to be fully operational, including having spray drying and packaging capabilities, by the end of 2001. We may encounter difficulties in commercially producing our products, including problems involving:

  .  production yields;

  .  quality control and assurance;

  .  shortage of qualified personnel;

  .  compliance with federal, state, local and foreign regulations;

  .  production costs;

  .  process controls; and

  .  down-time related to plant maintenance and expansion.

   Even if we are successful in enhancing our manufacturing capabilities and processes, we cannot assure you that we will do so in time to meet our product commercialization schedule or satisfy the requirements of our distributors or customers.

Our inability to develop adequate sales and marketing capabilities could prevent us from successfully commercializing Serenade and other products we are developing.

   We currently have limited sales and marketing experience and capabilities. We will incur substantial costs to further develop our sales and marketing capabilities to successfully commercialize Serenade and other products we are developing. Our internal sales and marketing staff consists primarily of sales and marketing specialists and field development specialists who are trained to educate growers and independent distributors on the uses and benefits of Serenade. These specialists require a high level of technical expertise and knowledge regarding Serenade's capabilities and other pest management products and techniques. Our specialists and other members of our sales and marketing team may not successfully compete against the sales and marketing teams of our current and future competitors, many of which may have more established relationships with distributors and growers and significantly greater financial resources. Our inability to recruit, train and retain sales and marketing personnel or their inability to effectively market and sell Serenade and other products we are developing could impair our ability to gain market acceptance of our products and cause our sales to suffer.

We may be unable to maintain and further establish successful relationships with third-party distributors, which could adversely affect our sales.

   We rely, and will increasingly rely, on third-party distributors of agrichemicals in the United States and foreign markets to distribute and assist us with the marketing and sale of Serenade and other products we are developing. We have signed several agreements, some of which are non-exclusive, with third parties to distribute Serenade and are currently engaged in discussions with several other third-party distributors. Our future revenue growth will depend in large part on our success in establishing and maintaining these sales and distribution channels. The distributors with which we partner may not focus adequate resources on selling our products or be successful in selling them. Many of our potential distributors sell and sometimes manufacture other, possibly competing, pest management products, including natural pest management products. As a result, these distributors may perceive Serenade and other products we may develop as a threat to product lines currently being distributed or manufactured by them. In addition, these distributors may earn higher margins by selling competing products or combinations of competing products. If we are unable to maintain or further establish successful relationships with third-party distributors, we will need to further develop our internal sales and distribution capabilities, which would be expensive and time-consuming and the success of which would be uncertain.

If we are unable to identify new product candidates through our proprietary technology platform, we may not achieve or maintain profitability.

   Our future success will depend in part on our ability to utilize our proprietary screening process to identify and commercialize additional microorganisms and natural product compounds that may be considered product candidates. To date, we have identified 23 natural pest management product candidates. We have licensed access to our microorganism database to other companies to develop natural pest management products or natural products for applications beyond pest management. If we are unable to identify additional microorganisms, natural product compounds or product candidates, we may be unable to develop new products or generate revenues through strategic collaborations or licensing agreements.

Conflicts with our strategic collaborators could jeopardize the outcome of our strategic collaborations, which would limit our revenue from those collaborations.

   We have entered into strategic collaborations to identify, develop and commercialize products. We intend to conduct proprietary research programs in specific agricultural and other product areas that are not covered by our collaboration agreements. However, our pursuit of opportunities in these markets could result in conflicts with our collaborators, and disagreements with our collaborators could develop over rights to our intellectual property. Any conflicts with our collaborators could lead to the termination of the relevant strategic collaboration agreement, delay collaborative activities, reduce our ability to renew agreements or enter into future strategic collaborations or result in litigation or arbitration and would negatively impact our relationships with existing collaborators.

   We have limited or no control over the resources that our collaborators may choose to devote to our joint efforts. Our collaborators may breach or terminate their agreements with us or fail to perform their obligations under these agreements. Further, our collaborators may elect not to develop products arising out of our strategic collaborations or may fail to devote sufficient resources to develop, manufacture, market or sell these products. Some of our collaborators could also become our competitors in the future. If our collaborators develop competing products, preclude us from entering into collaborations with their competitors, fail to obtain necessary regulatory approvals, prematurely terminate their agreements with us or fail to devote sufficient resources to the development and commercialization of our products, our joint product development efforts could be delayed and may fail to lead to commercialized products.

We are subject to risks associated with international expansion, which could harm both our domestic and international operations.

   Our success depends in part on our ability to expand internationally as we obtain regulatory approvals to market and sell our products in foreign countries. We have conducted field trials in 17 countries and recently purchased a manufacturing facility in Tlaxcala, Mexico. International expansion of our operations could impose substantial burdens on our resources, divert management's attention from domestic operations or otherwise harm our business. Furthermore, international operations are subject to risks, including:

  . different regulatory requirements;

  . inadequate protection of intellectual property;

  . difficulties and costs associated with complying with a wide variety of complex foreign laws and treaties;

  . legal uncertainties regarding, and timing delays associated with, tariffs, export licenses and other trade barriers;

  . increased difficulty in collecting delinquent or unpaid accounts receivable;

  . adverse tax consequences; and

  . currency fluctuations.

   Any of these or other factors could adversely affect our ability to compete in international markets and our operating results.

We depend heavily on the principal members of our management and scientific personnel, the loss of whom could impair our ability to maintain and expand our business.

   We depend heavily on the principal members of our management and scientific personnel, particularly Dr. Pamela G. Marrone, our President and Chief Executive Officer, the loss of whose services might significantly delay or prevent the achievement of our scientific or business objectives. Our ability to attract and retain qualified scientific personnel is critical to our success. Competition among biotechnology and biopesticide companies for qualified employees is intense, and we may not be able to attract and retain these individuals on acceptable terms or at all, and our inability to do so may significantly harm our business.

   We have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategy. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities, including competitors, which may limit their availability or loyalty to us. We have limited control over the activities of these scientific collaborators and generally expect these individuals to devote only limited amounts of time to our activities. The inability or unwillingness of any of these persons to devote sufficient time and resources to our scientific programs could harm the development of our business.

If we are unable to manage our anticipated growth effectively and efficiently, our business could be harmed.

   As we add manufacturing, marketing, sales, field development and other personnel, both domestically and internationally, and expand our research and development capabilities and enhance our manufacturing facilities, our operating expenses and capital requirements will increase. Our ability to manage our growth effectively and efficiently requires us to continue to forecast accurately our sales, manufacturing capacity and human resources and to continue to expend funds to improve our operational, financial and management controls, reporting systems and procedures. In addition, we must effectively expand, train and manage our employee base. If we are unable to manage our anticipated growth effectively and efficiently, our business could be harmed.

Changes in technology could render our products unmarketable or obsolete.

   We are engaged in an industry characterized by extensive research and development efforts and rapid technological change. Our competitors, many of which have substantially greater technological and financial resources than we do, may develop pest management technologies and products that are more effective than ours or that render our technologies and products unmarketable or obsolete. To be successful, we will need to continually enhance our products and to design, develop and market new products that keep pace with technological and industry developments.

If we are unable to effectively promote the AgraQuest and Serenade brands, we may not be able to attract customers or compete effectively against alternative pest management solutions.

   We believe that establishing and maintaining the AgraQuest and, initially, the Serenade brands are critical to our success. The importance of brand recognition will increase in part due to the increasing number of companies offering technologies similar to, and products that compete with, ours. We intend to increase our marketing and branding expenditures in an effort to promote awareness of our brands. If our brand building strategy is unsuccessful, these expenses may never be recovered, we may be unable to increase our future revenues and our business could be materially harmed.

We use hazardous materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly to resolve.

   Our research and development activities involve the controlled use of hazardous materials and disposal of biological and other hazardous waste. Some of these materials may be novel, including bacteria with novel properties and bacteria that produce biologically active compounds. We are subject to federal, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and waste products. We cannot eliminate the risk of accidental contamination or discharge and any resulting injury from these materials. In the event of an accident, we could be held liable for damages or penalized with fines, and this liability could exceed our cash resources. We may have to incur significant costs to comply with future environmental laws and regulations. New governmental regulations may have an adverse effect on the research, development, production and marketing of our products. We may be required to incur significant costs to comply with current or future laws or regulations.

   Our strategic collaborators may use hazardous materials in connection with our collaborative efforts. In the event of a lawsuit or investigation, we could be held responsible for any injury caused to persons or property by exposure to, or release of, hazardous materials used by these parties. Further, we may be required to indemnify our collaborators against all damages and other liabilities arising out of our development activities or products produced in connection with these collaborations.

We may need to raise additional capital that may not be available to us when needed or on acceptable terms, which could harm our business.

   Our future capital requirements will depend on the success of our operations. We may require substantial additional funding to continue our research and development activities, enhance our manufacturing capabilities and commercialize our products. We may seek additional funds from public and private stock offerings, strategic collaborations and licenses, borrowings under lines of credit or other sources. Additional capital may not be available on terms acceptable to us, or at all. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may include restrictive covenants. If we cannot raise more capital when needed, we may have to reduce our capital expenditures, scale back our development of new products and research and development activities, reduce our workforce or license to others products that we otherwise would seek to commercialize ourselves. Our cash used in operations has exceeded cash generated from operations in each period since our inception. We used cash for operating activities of approximately $10.2 million in 2000 and $5.0 million in the six months ended June 30, 2001.

If we are unable to successfully integrate acquisitions, our revenue growth and future profitability may be negatively impacted.

   If appropriate opportunities present themselves, we may acquire businesses, technologies or products that we believe strategically complement our business. The process of integrating an acquired business, technology or product may result in unforeseen operating difficulties and expenditures and may absorb significant management attention and capital that would otherwise be available for ongoing development of our business. In addition, the anticipated benefits of any acquisition may not be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities with restrictive covenants or have an undesirable impact on our consolidated financial statements.

If a natural disaster strikes our facilities, our business may suffer.

   Our microorganism database and natural product compound library are critical to the success of our business. If these assets are damaged or destroyed by any event or series of events, such as a fire, contamination or other casualty, our business, financial condition and results of operations may be materially adversely affected.

   Our Davis, California facility is located near a known earthquake fault and our manufacturing facility in Tlaxcala, Mexico is located near a volcano. The impact of a major earthquake, volcanic eruption or other natural disaster on our facilities, infrastructure and overall operations is difficult to predict, and any natural disaster could seriously disrupt our operations. The insurance we maintain may not be adequate to cover losses resulting from natural disasters or other business interruptions.

Our inability to comply with regulations applicable to our facilities and procedures could delay, limit or prevent our research and development or manufacturing activities.

   Our research and development and manufacturing facilities and procedures are subject to ongoing review and periodic inspection. We must dedicate funds, time and effort in the areas of production, safety and quality control and assurance to ensure compliance with the regulations applicable to these facilities and procedures. If the EPA or another regulatory body determines that we are not in compliance with these regulations, regulatory approval of our products could be delayed or we may be required to limit or cease our research and development or manufacturing activities or pay a monetary fine. If we are required to limit or cease our research and development activities, our ability to develop new products would be impaired. If we are required to limit or cease our manufacturing activities, our ability to produce Serenade and other products in commercial quantities would be impaired or prohibited, which would harm our business.

The high level of competition in our markets may result in pricing pressures, reduced margins or the inability of our products to achieve market acceptance.

   The markets for pest management products are intensely competitive, rapidly changing and undergoing consolidation. We may be unable to compete successfully against our current and future competitors, which may result in price reductions, reduced margins and the inability to achieve market acceptance for our products.

   Many entities are engaged in developing pest management products. Our competitors include major international agrichemical companies, specialized biotechnology companies and research and academic institutions. Many of these organizations have significantly more capital, research and development, regulatory, manufacturing, marketing, human and other resources than we do. As a result, they may be able to devote greater resources to manufacture, promote or sell their products, receive greater resources and support from independent distributors, initiate or withstand substantial price competition or more readily take advantage of acquisition or other opportunities. Further, many of the large agrichemical companies have a more diversified product offering than we do, which may give these companies an advantage in meeting customer needs by enabling them to offer integrated pest management solutions.

Our inability to protect our patents and proprietary rights in the United States and foreign countries could limit our ability to compete effectively because third parties may take advantage of our research and development efforts.

   Our success depends in part on our ability to obtain and maintain patent and other proprietary right protection for our technologies and products in the United States and other countries. If we are unable to obtain or maintain these protections, we may not be able to prevent third parties from using our proprietary rights. We also rely on trade secrets, proprietary know-how and continuing technological innovation to remain competitive. We have taken measures to protect our trade secrets and know-how, including the use of confidentiality agreements with our employees, consultants and advisors. It is possible that these agreements may be breached and that any remedies for a breach will not make us whole. We generally control and limit access to, and the distribution of, our product documentation and other proprietary information. Despite our efforts to protect these proprietary rights, our trade secret-protected know-how could fall into the public domain, unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. Other parties may also independently develop our know-how or otherwise obtain access to our technologies.

   The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems and costs in protecting our proprietary rights in these foreign countries.

   Patent law is still evolving relative to the scope and enforceability of claims in the fields in which we operate. We are like most biotechnology companies in that our patent protection is highly uncertain and involves complex legal and technical questions for which legal principles are not yet firmly established. Our patents and those patents for which we have license rights may be challenged, narrowed, invalidated or circumvented. In addition, our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products or provide us with any competitive advantage. Our pending patent applications may not issue. Moreover, our competitors could challenge or circumvent our patents or pending patent applications.

   The U.S. Patent and Trademark Office and the courts have not established a consistent policy regarding the breadth of claims allowed in biotechnology patents. The allowance of broader claims may increase the incidence and cost of patent interference proceedings and the risk of infringement litigation. On the other hand, the allowance of narrower claims may limit the value of our proprietary rights.

Other companies may claim that we infringe their intellectual property or proprietary rights, which could cause us to incur significant expenses or prevent us from selling our products.

   Our success depends in part on our ability to operate without infringing the patents and proprietary rights of third parties. Product development is inherently uncertain in a rapidly evolving technological environment such as ours in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. Patents issued to third parties may contain claims that conflict with our patents and that compete with our products and technologies, and third parties could assert infringement claims against us. Any litigation or interference proceedings, regardless of their outcome, may be costly and may require significant time and attention of our management and technical personnel. Litigation or interference proceedings could also force us to:

  .  stop or delay using our proprietary technologies;

  . stop or delay selling, manufacturing or using products that incorporate the challenged intellectual property;

  .  pay damages; or

  . enter into licensing or royalty agreements that may be unavailable on acceptable terms.

We may be exposed to product liability claims, which could harm our business.

   We may be held liable for, or incur costs to settle, liability claims if any product we develop, or any product that uses or incorporates any of our technologies or products, causes injury or is found unsuitable during product testing, manufacturing, marketing, sale or use. These risks exist even with respect to products that have received, or may in the future receive, regulatory approval, registration or clearance for commercial use.

   Our product liability insurance may not be adequate and, at any time, insurance coverage may not be available on commercially reasonable terms or at all. A product liability claim could result in liability to us greater than our assets or insurance coverage. Even if we have adequate insurance coverage, product liability claims or recalls could result in negative publicity or force us to devote significant time, attention and financial resources to those matters.

You will suffer immediate and substantial dilution.

   We expect the initial public offering price of our common stock to be substantially higher than the net tangible book value per share of our outstanding common stock, resulting in immediate and substantial dilution. The pro forma net tangible book value of a share of our common stock purchased at
an assumed initial public offering price of $    (the midpoint of the expected
price range) will be only $    . Additional dilution may be incurred if stock
options or warrants, whether currently outstanding or subsequently granted, are exercised.

Our principal stockholders, executive officers and directors own a significant percentage of our common stock, and these stockholders may take actions that may be adverse to your interests.

   Our executive officers and directors and entities affiliated with them will,
in the aggregate, beneficially own approximately    % of our common stock
following this offering. These stockholders, acting together, will be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and approval of significant corporate transactions such as mergers, consolidations and sales of assets. They also could dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control or impeding a merger or consolidation, takeover or other business combination, which could cause the market price of our common stock to fall or prevent you from receiving a premium in such a transaction.

Our common stock may experience extreme price and volume fluctuations, which could lead to costly litigation for us and make an investment in us less appealing.

   The market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

  .  announcements regarding product sales by us or competitors;

  . announcements of technological innovations or new products by us or competitors;

  .  media reports and publications about pest management products;

  . announcements concerning competitors or the pest management industry or the agricultural economy in general;

  .  new regulatory pronouncements and changes in regulatory guidelines;

  .  general and industry-specific economic conditions; and

  . changes in financial estimates or recommendations by securities analysts.

   The market prices of the securities of biotechnology and technology companies, particularly companies like ours without consistent product revenues and earnings, have been highly volatile and are likely to remain highly volatile in the future. This volatility has often been unrelated to the operating performance of these companies. In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Whether or not meritorious, litigation brought against us could result in substantial costs, divert management's attention and resources and harm our business.

Our operating results are likely to fluctuate, resulting in an unpredictable level of earnings and possibly a decrease in our stock price.

   Our sales are expected to be highly seasonal. Sales of pest management products used for crop protection are dependent on planting and growing seasons, climatic conditions and other variables, which we expect to result in substantial fluctuations in our quarterly sales and earnings. In contrast, most of our expenses, such as employee compensation and lease payments for facilities and equipment, are relatively fixed. Our expense levels are based in part on our expectations regarding future product sales. As a result, any shortfall in sales relative to our expectations could cause significant changes in our operating results from quarter to quarter, which could result in uncertainty surrounding our earnings and possibly a decrease in our stock price. Other factors may also contribute to the unpredictability of our operating results, including the size and timing of significant customer transactions, the delay or deferral of customer use of our products and the fiscal or quarterly budget cycles of our customers. For example, customers may purchase large quantities of our products in a particular quarter to store and use over long periods of time or time their purchases to coincide with their receipt of revenues or loan proceeds, which may cause significant fluctuations in our operating results for a particular quarter or year.

Future sales of our common stock by our stockholders could depress our stock price.

   Sales of a large number of shares of our common stock, or the availability of a large number of shares for sale, could adversely affect the market price of our common stock and could impair our ability to raise funds in additional stock offerings. Based on shares outstanding as of June 30, 2001, upon
completion of this offering, we will have      shares of common stock
outstanding, assuming no exercise of options or warrants after June 30, 2001, and the conversion of all shares of outstanding preferred stock into common stock. Substantially all holders of our common stock are subject to agreements with the underwriters that restrict their ability to transfer their stock for 180 days after the date of this prospectus. Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, may in its sole discretion and at any time waive the restrictions on transfer in these agreements during
this period. After these agreements expire, approximately      shares will be
eligible for sale in the public market assuming no exercise of stock options or warrants after June 30, 2001.

We will have broad discretion in how we use the net proceeds from this offering.

   We intend to use the net proceeds from this offering to expand our sales and marketing capabilities and research and development activities, and to enhance our manufacturing facilities. We intend to use the remainder of the net proceeds to repay indebtedness and for working capital and general corporate purposes, including potential acquisitions. Our management has not designated a specific use for a substantial portion of the net proceeds and will have broad discretion over their use. Our management may allocate the net proceeds differently than investors in this offering would have preferred, or we may not maximize our return on the net proceeds.

Our incorporation documents and Delaware law may have anti-takeover provisions that could delay or prevent a change in control of our company, which could negatively affect your investment.

   Our certificate of incorporation and bylaws and Delaware law contain provisions that could delay or prevent a change in control of our company that stockholders may consider favorable. Some of these provisions:

  . authorize the issuance of preferred stock that can be created and issued by our board of directors without prior stockholder approval, commonly referred to as "blank check" preferred stock, with rights senior to those of our common stock;

  .  provide for a classified board of directors;

  .  limit the persons who can call special stockholder meetings;

  . provide that a supermajority vote of our stockholders is required to amend our certificate of incorporation or bylaws; and

  . establish advance notice requirements to nominate directors for election to our board of directors or to propose matters that can be acted on by stockholders at stockholder meetings.

   These and other provisions in our incorporation documents and Delaware law could allow our board of directors to affect your rights as a stockholder by making it more difficult for stockholders to replace board members. Because our board of directors is responsible for appointing members of our management team, these provisions could in turn affect any attempt to replace the current management team.

                  FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

   This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. These forward-looking statements include, among other things, statements about our:

  .  anticipated development and release of new products;

  .  business strategy;

  . anticipated expenditures for research and development, sales and marketing and general and administrative expenses;

  .  future operating results;

  .  plans for hiring additional personnel;

  . anticipated sources of funds, including the proceeds from this offering, to fund our operations following the date of this prospectus; and

  . plans, objectives, expectations and intentions contained in this prospectus that are not historical facts.

   All statements included in this prospectus, other than statements of historical facts, regarding our strategy, future operations, financial position, estimated revenues or losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "will," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. All forward-looking statements speak only as of the date of this prospectus. You should not place undue reliance on these forward-looking statements. The plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus may not be achieved. We disclose important factors that could cause our actual results to differ materially from our expectations under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

   Information regarding market and industry statistics contained in the "Prospectus Summary" and "Business" sections of this prospectus is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. We have not reviewed or included data from all sources and cannot assure you of the accuracy of the data that we have included.

                                USE OF PROCEEDS

   We expect to receive approximately $    million in net proceeds from the
sale by us of the shares of common stock in this offering (approximately $ million if the underwriters' overallotment option is exercised in full), based
on an assumed initial public offering price of $   per share (the midpoint of
the expected price range) and after deducting the estimated underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to expand our sales and marketing capabilities and research and development activities, to enhance our manufacturing facilities and for working capital and general corporate purposes. We also intend to use approximately $5.0 million of the net proceeds to repay in full the principal and interest, which has been accruing at 9% per year, on a promissory note that we made in connection with our purchase of a manufacturing facility in Tlaxcala, Mexico in December 2000. This promissory note is due and payable in full upon the receipt of proceeds from this offering.

   We may also use a portion of the net proceeds to invest in or acquire complementary businesses, products or technologies. From time to time, in the ordinary course of business, we expect to evaluate potential acquisitions of these businesses, products and technologies. At this time, however, we do not have any present understandings, commitments or agreements with respect to any material acquisition. Pending the uses described above, we will invest the net proceeds in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

   We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings for use in the operation and expansion of our business and, therefore, do not anticipate paying any cash dividends for the foreseeable future.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of June 30, 2001:

  . on an actual basis;

  . on a pro forma basis to reflect the automatic conversion of all outstanding shares of preferred stock into 14,903,593 shares of common stock upon the effectiveness of our registration statement; and

  . on a pro forma as adjusted basis to reflect the automatic conversion of all outstanding shares of preferred stock as well as receipt of the net
    proceeds from the sale of      shares of our common stock in this
    offering at an assumed initial public offering price of $    per share
    (the midpoint of the expected price range), after deducting the estimated underwriting discount and estimated offering expenses payable by us, and after the application of a portion of the estimated net offering proceeds to repay indebtedness as described under "Use of Proceeds."

   You should read the table below in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                        June 30, 2001
                                                --------------------------------
                                                                      Pro Forma
                                                 Actual   Pro Forma  As Adjusted
                                                --------  ---------  -----------
                                                 (In thousands, except share
                                                            data)
Notes payable and capital lease obligations,
 net of current portion........................ $  5,206  $  5,206    $    206
Convertible preferred stock--16,000,000 shares
 authorized; $0.001 par value; 14,903,593
 shares issued and outstanding, actual;
 6,000,000 authorized, none issued and
 outstanding, pro forma and pro forma as
 adjusted......................................   42,239       --          --
Stockholders' equity (deficit):
Common stock--26,000,000 shares authorized;
 $0.001 par value; 3,688,239 shares issued and
 outstanding, actual; 18,591,832 shares issued
 and outstanding pro forma; 60,000,000
 authorized,         shares issued and
 outstanding pro forma as adjusted.............    2,192    44,431
Deferred stock option compensation.............     (952)     (952)       (952)
Accumulated deficit............................  (30,458)  (30,458)    (30,458)
                                                --------  --------    --------
  Total stockholders' equity (deficit).........  (29,218)   13,021
                                                --------  --------    --------
    Total capitalization....................... $ 18,227  $ 18,227    $
                                                ========  ========    ========

   The above information excludes:

  . 2,425,016 shares of common stock issuable upon exercise of options outstanding as of June 30, 2001 at a weighted average exercise price of $1.66 per share;

  . 39,000 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2001 at an exercise price of $1.70 per share;

  . 1,455,003 shares of common stock reserved for future issuance under our stock option plans; and

  . 350,000 shares of common stock reserved for issuance under our 2001 employee stock purchase plan.

                                    DILUTION

   If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share and the pro forma as adjusted net tangible book value per share after this offering.

   Investors participating in this offering will incur immediate, substantial dilution. The pro forma net tangible book value of our common stock as of June 30, 2001 was approximately $13.0 million, or approximately $0.70 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to the conversion of all outstanding shares of our preferred stock into common stock. After giving
effect to our sale of      shares of common stock in this offering at an
assumed initial public offering price of $   per share and after deducting the
estimated underwriting discount and estimated offering expenses payable by us, and after application of a portion of the estimated proceeds to repay indebtedness as described under "Use of Proceeds," our pro forma as adjusted
net tangible book value at June 30, 2001 would have been $   , or $   per
share. This represents an immediate increase in pro forma net tangible book
value of $   per share to existing stockholders and an immediate dilution of
$   per share to purchasers of common stock in this offering. The following table illustrates this dilution:

   Assumed initial public offering price per share.................       $
     Pro forma net tangible book value per share at June 30,
      2001......................................................... $0.70
     Increase per share attributable to new investors..............
                                                                    -----
   Pro forma as adjusted net tangible book value per share after this offering..................................................
                                                                          ---
   Dilution per share to new investors.............................       $
                                                                          ---

   The following table sets forth on a pro forma as adjusted basis, as of June 30, 2001, the total number of shares of common stock purchased from us, the total consideration paid for these shares and the average price per share paid by existing stockholders and new investors, before deducting the estimated underwriting discount and estimated offering expenses payable by us.

                             Shares Purchased  Total Consideration
                            ------------------ ------------------- Average Price
                              Number   Percent   Amount    Percent   Per Share
                            ---------- ------- ----------- ------- -------------
Existing stockholders ..... 18,591,832         $39,160,000             $2.11
New investors..............
                            ---------- ------  ----------- ------      -----
  Total ...................            100.0%              100.0%
                            ========== ======  =========== ======      =====

   As of June 30, 2001, we had 2,425,016 shares of common stock issuable upon exercise of options outstanding at a weighted-average exercise price of $1.66 per share and 39,000 shares of common stock issuable upon exercise of outstanding warrants with an exercise price of $1.70 per share. We have reserved 1,455,003 shares of common stock for future issuance under our stock option plans and 350,000 shares of common stock under our 2001 employee stock purchase plan. To the extent these options or warrants are exercised, and to the extent we issue new options or rights under our stock option plans or issue additional shares of common stock in the future, purchasers of common stock in this offering will experience further dilution.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. We derived the consolidated statement of operations data for the years ended December 31, 1998, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1999 and 2000 from the consolidated financial statements which have been audited by Ernst & Young LLP and included elsewhere in this prospectus. The consolidated statement of operations data for the six months ended June 30, 2000 and 2001 and the consolidated balance sheet data as of June 30, 2001 have been derived from our unaudited financial statements included elsewhere in this prospectus. We derived the consolidated statement of operations data for the years ended December 31, 1996 and 1997 and the consolidated balance sheet data as of December 31, 1996, 1997 and 1998 from audited consolidated financial statements which are not included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations for these periods and financial condition at those dates. Historical results are not necessarily indicative of future results.

   See note 2 to the consolidated financial statements for an explanation of the method used to determine the numbers of shares used in computing basic and diluted and pro forma basic and diluted net loss per share.

                                                                                         Six Months
                                                 Years Ended December 31,              Ended June 30,
                                          -------------------------------------------  ----------------
                                           1996    1997     1998     1999      2000     2000     2001
                                          ------  -------  -------  -------  --------  -------  -------
                                                   (In thousands, except per share data)
Consolidated statement of operations
 data:
Revenues:
  Product sales.........................  $  --   $   --   $   --   $   --   $    502  $   --   $   428
  Research revenue......................      30       55      110       77       218       75      117
                                          ------  -------  -------  -------  --------  -------  -------
    Total revenues......................      30       55      110       77       720       75      545
Operating costs and expenses:
  Cost of product sales.................     --       --       --       --        502      --       484
  Manufacturing plant start-up costs....     --       --       --       --        --       --       295
  Research and development..............     387    1,780    3,090    4,468     6,300    3,558    2,651
  Selling, general and administrative...     138      403      836    1,749     2,914    1,191    1,777
  Stock option compensation.............     --        10       15       12       224       14      301
                                          ------  -------  -------  -------  --------  -------  -------
    Total operating costs and expenses..     525    2,193    3,941    6,229     9,940    4,763    5,508
                                          ------  -------  -------  -------  --------  -------  -------
Loss from operations....................    (495)  (2,138)  (3,831)  (6,152)   (9,220)  (4,688)  (4,963)
Interest income, net....................       4       86      170       68       134       51      191
                                          ------  -------  -------  -------  --------  -------  -------
Net loss................................    (491)  (2,052)  (3,661)  (6,084)   (9,086)  (4,637)  (4,772)
Preferred stock accretion...............     --       --      (341)    (810)   (1,496)    (642)  (1,395)
                                          ------  -------  -------  -------  --------  -------  -------
Net loss applicable to common
 stockholders...........................  $ (491) $(2,052) $(4,002) $(6,894) $(10,582) $(5,279) $(6,167)
                                          ======  =======  =======  =======  ========  =======  =======
Basic and diluted net loss per share
 applicable to common stockholders......  $(0.17) $ (0.67) $ (1.30) $ (2.20) $  (3.07) $ (1.55) $ (1.70)
                                          ======  =======  =======  =======  ========  =======  =======
Shares used in computing basic and
 diluted net loss applicable to common
 stockholders...........................   2,955    3,068    3,068    3,140     3,451    3,399    3,620
                                          ======  =======  =======  =======  ========  =======  =======
Pro forma basic and diluted net loss per
 share applicable to common
 stockholders...........................                                     $  (0.61)          $ (0.26)
                                                                             ========           =======
Shares used in computing pro forma basic
 and diluted net loss per share
 applicable to common stockholders......                                       14,802            18,524
                                                                             ========           =======

                                    As of December 31,
                         --------------------------------------------  As of June 30,
                          1996    1997     1998      1999      2000         2001
                         ------  -------  -------  --------  --------  --------------
                                               (In thousands)
Consolidated balance
 sheet data:
Cash and cash
 equivalents............ $1,680  $   776  $ 2,956  $  2,849  $ 12,518     $ 6,359
Working capital.........  1,515      656    2,574     2,214    13,422       7,949
Total assets............  1,712    1,016    3,934     5,436    24,445      19,355
Notes payable and
 capital lease
 obligations, net of
 current portion........      7       79      433       369     5,340       5,206
Convertible preferred
 stock..................  1,877    3,149    9,396    17,252    40,858      42,239
Accumulated deficit.....   (761)  (2,813)  (6,815)  (13,709)  (24,291)    (30,458)
Total stockholders'
 equity (deficit).......   (337)  (2,379)  (6,366)  (13,142)  (23,409)    (29,218)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

   Since our inception in January 1995, we have focused on discovering, developing, manufacturing and marketing effective, safe and environmentally friendly pest management products for the agricultural and institutional and home markets. We have devoted substantially all of our efforts toward research and development activities and have recently commenced marketing and sales efforts for Serenade, our first natural pest management product.

   We incurred net losses of $3.7 million in 1998, $6.1 million in 1999, $9.1 million in 2000 and $4.8 million for the six months ended June 30, 2001. As of June 30, 2001, we had an accumulated deficit of $30.5 million. We expect to incur additional losses and to expend substantial financial resources to continue our research and development activities, enhance our manufacturing capabilities, expand our sales and marketing activities and for other general corporate purposes. We anticipate our research and development expenses will increase as we continue to develop new products and conduct field trials. Our selling and marketing expenses will increase as we commercialize Serenade, and general and administrative expenses will increase as we enhance our facilities and increase personnel.

   We began commercial production of Serenade in the third quarter of 2000. We recognize revenues from product sales upon shipment to distributors, unless contractual obligations, acceptance provisions or other contingencies exist. If these obligations or provisions exist, we recognize revenues after they are fulfilled or expire. Distributors do not have price protection or return rights. We generate research revenues from research and development activities under contracts with other entities. We recognize revenues from "best efforts" research and development contracts as work is performed. If, however, the contracts provide for specific milestones or deliverables, we recognize revenues upon the achievement of those milestones or upon delivery. We record funding received in advance of work performed, including up-front payments, as deferred revenue. We may receive payments under strategic collaboration agreements as collaborators or their sublicensees achieve product development milestones as well as royalty payments based on sales of products that incorporate our proprietary technology. We will recognize any future milestone payments or royalty revenues as earned.

   We have deferred the recognition of revenue for some sales transactions that provide for payment terms of relatively longer duration. During the six months ended June 30, 2001, we deferred recognition of $334,000 of this type of revenue. For transactions with these longer payment terms, our policy is to recognize revenue upon the earlier of cash received or the original invoice due date, assuming it is probable that we will collect at that date. As of June 30, 2001, transactions with these longer payment terms have original invoice due dates in August 2001.

   Until we purchased our manufacturing facility in Tlaxcala, Mexico in December 2000, we relied on third-party manufacturers to produce our products. We believe our production costs through our own manufacturing facility will be lower than the costs of using third-party manufacturers.

   We have recorded deferred stock option compensation in connection with the grant of stock options to employees based on the difference between the exercise price of the options and the fair value of our common stock on the grant date. We determined fair value based on the business factors underlying the value of our common stock on the grant date.

   We recorded deferred stock option compensation expense of $528,000 for the year ended December 31, 2000 and $710,000 for the six months ended June 30, 2001. These amounts were recorded as a component of stockholders' equity and are being amortized as charges to operations over the vesting periods of the options, generally five years, using a graded-vesting method. We recorded stock option compensation expense of approximately $74,000 for the year ended December 31, 2000 and $212,000 for the six months ended June 30,

2001. For options granted to employees through June 2001, we expect to record stock option compensation expense as follows: approximately $282,000 for the remainder of 2001, $350,000 in 2002, $185,000 in 2003, $98,000 in 2004, $35,000
in 2005, and $2,000 in 2006. The amount of stock option compensation expense to be recorded in future periods may decrease if unvested options for which deferred stock option compensation has been recorded are subsequently canceled.

   We have also recorded stock option compensation for options granted to consultants in accordance with Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." For the years ended December 31, 1998, 1999 and 2000 and for the six months ended June 30, 2000 and 2001, we recorded stock compensation expense of $15,000, $12,000, $150,000, $14,000 and $89,000, respectively, relating to options granted to consultants. Stock option compensation expense incurred as a result of stock option grants to consultants is an estimate based on the fair market value of our common stock.

Results of Operations

 Six Months Ended June 30, 2000 and 2001

  Revenues

   Product sales were recorded for the first time in the third quarter of 2000. For the six months ended June 30, 2001, we recorded $428,000 in revenues for shipments of Serenade. Three distributors accounted for 83% of product sales during this period. Research revenues were $75,000 and $117,000 for the six months ended June 30, 2000 and 2001, respectively, and resulted primarily from research revenues under "best efforts" research and development agreements.

  Cost of product sales

   Cost of product sales was $484,000 for the six months ended June 30, 2001 and represents expenses incurred in connection with the manufacture of pre-production batches of Serenade, which yielded saleable quantities of Serenade.

  Manufacturing plant start-up costs

   Manufacturing plant start-up costs were $295,000 for the six months ended June 30, 2001 and represent expenses incurred through June 30, 2001 in connection with one-time activities related to opening our new manufacturing facility in Tlaxcala, Mexico. This facility was purchased in December 2000. Costs associated with start-up activities were primarily related to the operating costs incurred during the pre-production period, including a portion of salary-related expenses for employees in Mexico, travel costs for the implementation team, consulting fees and routine maintenance costs. These costs exclude expenditures relating to constructing and developing long-lived assets and getting these assets ready for their expected use.

  Research and development

   Research and development expenses include costs associated with the design, development and testing of Serenade and our product candidates. These costs consist primarily of salaries and other personnel-related expenses, as well as field trial laboratory, pilot plant and equipment expenses. Research and development expenses were $3.6 million and $2.7 million for the six months ended June 30, 2000 and 2001, respectively, representing a decrease of $0.9 million. This decrease was primarily due to process development costs for Serenade incurred in 2000 which were not present in 2001. In the absence of these process development costs, research and development expenses would have increased due to higher staffing levels and increases in the number of field trials conducted.

  Selling, general and administrative

   Selling, general and administrative expenses include salaries and personnel-related expenses, marketing and recruiting costs, professional service fees and general corporate expenses. Selling, general and administrative expenses were $1.2 million and $1.8 million for the six months ended June 30, 2000 and 2001, respectively, representing an increase of $0.6 million. This increase was primarily attributable to increases in marketing expenses and employee compensation costs.

  Stock option compensation

   Stock option compensation expenses were $14,000 and $301,000 for the six months ended June 30, 2000 and 2001, respectively. This increase was primarily attributable to the amortization of deferred stock option compensation.

  Interest income, net

   Net interest income increased from $51,000 for the six months ended June 30, 2000 to $191,000 for the six months ended June 30, 2001. This increase resulted from increased interest income earned on higher average cash balances as a result of funds received from the sale of our preferred stock in December 2000.

  Preferred stock accretion

   The adjustment to accrete the carrying amount of our convertible preferred stock to its redemption amount increased from $642,000 for the six months ended June 30, 2000 to $1.4 million for the six months ended June 30, 2001. This increase is related to the sale of our convertible preferred stock in December 2000.

  Net loss applicable to common stockholders

   Net loss applicable to common stockholders increased slightly from $5.3 million for the six months ended June 30, 2000 to $6.2 million for the six months ended June 30, 2001. The increase was attributable to marketing expenses, employee compensation costs, including stock option compensation, and accretion of our convertible preferred stock to its redemption amount, partially offset by the decrease in process development costs for Serenade.

 Years ended December 31, 1998, 1999 and 2000

  Revenues

   Product sales were $502,000 in 2000. Four distributors accounted for 89% of product sales during this period. We did not generate revenues from product sales prior to 2000. Research revenues were $110,000, $77,000 and $218,000 in 1998, 1999 and 2000, respectively, and resulted primarily from research and development activities under "best efforts" contracts for other entities. The fluctuation in research revenues was primarily due to timing of the work performed.

  Cost of Product Sales

   Cost of product sales was $502,000 in 2000 and represents expenses incurred in connection with the manufacture of pre-production batches of Serenade, which yielded saleable quantities of Serenade. These expenses were initially capitalized at the lower of cost or market and included in inventories.

  Research and development

   Research and development expenses increased from $3.1 million in 1998 to $4.5 million in 1999 to $6.3 million in 2000. These increases were primarily due to increases in the number of personnel as we expanded our product development efforts, costs associated with the development and regulatory approval of Serenade and increases in the number of field trials conducted.

  Selling, general and administrative

   Selling, general and administrative expenses increased from $836,000 in 1998 to $1.7 million in 1999 to $2.9 million in 2000. These increases were primarily attributable to increases in the number of personnel and salaries, marketing expenses incurred relating to the introduction of Serenade and increases in professional service fees as a result of growth in our business activities.

  Stock option compensation

   Stock compensation expenses were $15,000 in 1998, $12,000 in 1999 and $224,000 in 2000. Expenses incurred primarily represent an estimate of the fair value of options granted to consultants during these periods.

  Interest income, net

   Net interest income decreased from $170,000 in 1998 to $68,000 in 1999 and increased to $134,000 in 2000. The decrease in 1999 resulted from lower average cash balances as a result of an increase in cash used in operations. The increase in 2000 resulted from increased interest income earned on higher average cash balances as a result of funds received from the sale of our preferred stock in April 2000.

  Preferred stock accretion

   The adjustment to accrete the carrying amount of our convertible preferred stock to its redemption amount increased from $341,000 in 1998 to $810,000 in 1999 to $1.5 million in 2000. These increases are related to sales of our convertible preferred stock in those years.

  Net loss applicable to common stockholders

   Net loss applicable to common stockholders increased from $4.0 million in 1998 to $6.9 million in 1999 to $10.6 million in 2000. These increases in net loss were primarily attributable to expanding our product development efforts, increases in personnel and marketing expenses incurred relating to the introduction of Serenade and the adjustments to accrete the carrying amount of our preferred stock to its redemption amount.

  Income taxes

   As of December 31, 2000, we had net operating loss carryforwards of approximately $21.5 million for federal and state income tax purposes that expire in the years 2010 through 2020 and 2003 through 2010, respectively. We also had approximately $322,000 and $360,000 in federal and state income tax credits, respectively, which expire in the years 2010 through 2020. Future utilization of the our net operating loss and other credit carryforwards may be subject to limitations set forth in the Internal Revenue Code and similar state provisions. These limitations could result in the expiration of the net operating losses before utilization.

Liquidity and Capital Resources

   Since our inception, we have financed our operations primarily through private sales of our equity securities, resulting in gross proceeds of $39.2 million through June 30, 2001. To a lesser extent, we have financed our operations and other capital requirements through borrowings. As of December 31, 2000, we had cash and cash equivalents of $12.5 million and working capital of $13.4 million. As of June 30, 2001, we had cash and equivalents of $6.4 million and working capital of $7.9 million.

   Net cash used in our operating activities was $3.4 million in 1998, $5.9 million in 1999, $10.2 million in 2000, and $5.0 million for the six months ended June 30, 2001. Net cash used in operating activities resulted primarily from net losses for those periods.

   Net cash used in investing activities was $701,000 in 1998, $1.l million in 1999, $2.4 million in 2000 and $780,000 for the six months ended June 30, 2001. Investing activities consisted of the purchase of plant and equipment.

   Net cash provided by financing activities was $6.3 million in 1998, $6.9 million in 1999 and $22.2 million in 2000. Net cash provided by financing activities was primarily from the sale of preferred stock and proceeds from long-term borrowings, net of repayments. Net cash used in financing activities was $390,000 for the six months ended June 30, 2001 primarily for the repayment of notes payable and capital lease obligations and prepaid financing costs.

   As of December 31, 2000, aggregate principal payments required under notes payable and capital lease obligations totaled $5.7 million. These payments are payable through 2003. We financed a portion of the purchase of our manufacturing facility in Tlaxcala, Mexico with a $5.0 million limited recourse promissory note from the seller. This note is due upon the receipt of proceeds from this offering.

   Our 10-year facilities lease for office, laboratory and pilot plant space in Davis, California provides for minimum lease payments of approximately $194,000 per year which commenced upon completion of construction in March 1999.

   As of June 30, 2001, we had capital equipment of $10.6 million less accumulated depreciation of $728,000 to support our research, development, manufacturing and administrative activities. For the next twelve months, we expect capital expenditures to increase as we acquire equipment and expand and upgrade our facilities.

   Our capital requirements depend on numerous factors, including market acceptance of our products and the resources we devote to develop and support our products. We expect to devote substantial capital resources to continue our research and development activities, enhance our manufacturing capabilities, expand our sales and marketing capabilities and for other general corporate purposes. These additional expenses and expenditures will consume a material amount of our cash resources, including a portion of the net proceeds of this offering. We believe that the net proceeds from this offering, together with our existing cash balances, will be sufficient to fund our currently foreseeable liquidity requirements for the next twelve months. We may, however, need to raise additional capital, which may not be available on terms acceptable to us, if at all.

Quarterly Results of Operations

   Our operating results for a particular quarter or year are likely to fluctuate, which could result in uncertainty surrounding our level of earnings and possibly a decrease in our stock price. Numerous factors will contribute to the unpredictability of our operating results. In particular, our sales are expected to be highly seasonal. Sales of pest management products for the agricultural market are dependent on planting and growing seasons, climate conditions and other variables, which we expect to result in substantial fluctuations in quarterly sales and earnings. In addition, most of our expenses, such as employee compensation and lease payments for facilities and equipment, are relatively fixed. Our expense levels are based, in part, on our expectations regarding future sales. As a result, any shortfall in sales relative to our expectations could cause significant changes in our operating results, including the size and timing of significant distributor and grower transactions, the delay or deferral of customer use of Serenade or our future products and the fiscal or quarterly budget cycles of our customers. For example, customers may purchase large quantities of our products in a particular quarter to store and use over long periods of time, or time their purchases to coincide with their receipt of revenue or loan periods, which may cause significant fluctuations in our operating results for a particular quarter or year.

Quantitative and Qualitative Disclosures About Market Risk

   The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. To minimize this risk in the future, we intend to maintain our portfolio of investments in a variety of securities, including commercial paper, money market funds and government and non-government debt securities. The average duration of all of our investments as of December 31, 1999 and 2000 and June 30, 2001 was less than 90 days. Due to the short-term nature of these investments, we believe that we have no material exposure to interest rate risk arising from our investments.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," or SFAS 133 which, as amended, is required to be adopted in years beginning after June 15, 2000. Because we do not use derivative instruments, the adoption of SFAS 133 did not have an effect on our results of operations, financial position or cash flows.

                                    BUSINESS

Overview

   We are a biotechnology company focused on leveraging our proprietary microorganism database, screening technology and natural product compound library to discover, develop, manufacture and market effective, safe and environmentally friendly natural pest management products for the agricultural and institutional and home markets. Our proprietary technology platform enables us to discover and characterize naturally occurring microorganisms that we believe can be developed into natural product solutions to almost any pest or plant disease. We are developing and commercializing a pipeline of natural pest management products, including our first product, Serenade, which we believe will offer superior alternatives to synthetic chemical pesticides and genetically modified crops for conventional and organic growers.

   Using our proprietary technology platform, we isolate and screen naturally occurring microorganisms in a highly efficient manner to identify those that may have novel, effective and safe pest management characteristics. We then employ natural product chemistry to analyze and characterize the compound structures of selected microorganisms to identify product candidates for further development and commercialization. To date, we have screened more than 17,000 microorganisms, which has enabled us to identify 23 product candidates that display high levels of activity against insects, nematodes and plant diseases. These include, Serenade, a biofungicide, and our most advanced product candidates, Sonata, a biofungicide, Virtuoso, a bioinsecticide, and Vivace, an enhancer of Bt, the world's most widely-used biopesticide. We believe that Serenade and each of these three initial product candidates can compete favorably with existing pest management products because they:

  . are highly effective;

  . offer growers an attractive value proposition in terms of cost-effective plant disease and pest control, resulting in increased yields;

  . have an accelerated time-to-market;

  . increase food and worker safety and reduce the risk of negative environmental impact;

  . address the rapidly growing organic foods market; and

  . reduce the risk of pest resistance.

   We began selling Serenade in the United States in July 2000. On the basis of over 750 field trials, Serenade has generally proven to be as or more effective than synthetic chemical pesticides on a broad spectrum of plant diseases. Serenade is currently approved for use on high-value specialty crops such as grapes, apples, pears, cherries, tomatoes, hops, several vegetables, peanuts and walnuts, and we are seeking or plan to seek approval for other crops, such as bananas, citrus, turf and ornamentals. A formulation of Serenade is approved for use in organic agriculture, which allows us to address this increasingly important and rapidly growing market.

   We believe that our proprietary technology platform will be the foundation for the discovery and development of natural products for the pest management industry. We also believe that our proprietary technology platform has broad commercial applications beyond pest management, including animal health, human health and pharmaceutical, aquaculture, industrial enzyme and specialty chemical applications. We intend to continue establishing strategic collaborations with chemical, biotechnology, pharmaceutical and consumer products companies to support the development and commercialization of natural products for pest management and other applications. To date, we have entered into strategic collaborations with Dow AgroSciences LLC, Maxygen, Inc. and American Home Products Corporation.

Industry Background

 Crop Protection

   Growers are constantly challenged to supply the increasing global demand for food, while reducing the negative impact of crop protection practices on consumers, farm workers and the environment. According to the Food and Agriculture Organization of the United Nations, global crop losses from pests, including bacterial, fungal and viral plant diseases, nematodes, insects and weeds, are estimated at $300 billion annually. Growers have historically relied on traditional practices such as cultivation, crop rotation and plant breeding to protect their crops. Although most growers currently rely on synthetic chemical pesticides for crop protection, an increasing number are integrating a combination of traditional practices with synthetic chemical pesticides, genetically modified crops and natural pest management products into a system called integrated pest management. Due to recent technological advances in natural pest management products and increasing environmental, food and worker safety concerns relating to synthetic chemical pesticides and genetically modified crops, natural pest management products are becoming an increasingly important component of the integrated pest management solution.

 Synthetic Chemical Pesticides

   In 2000, approximately $30 billion was spent globally on synthetic chemical pesticides. Of this amount, over $11 billion was spent to protect high value specialty crops and turf and for home and garden uses, while the remainder was spent to protect large acreage row crops. Although synthetic chemical pesticides often are effective in controlling pests, many are acutely toxic and are suspected carcinogens. The use of some synthetic chemical pesticides has been shown to have harmful effects on the environment, humans and other animals, including bees, lady beetles and other beneficial insects. Consumers are increasingly demanding food that is free of chemical residues and produced in an environmentally friendly manner. As a result, many food processors restrict the use of several synthetic chemical pesticides on crops for which they have contracted.

   In addition, growers incur significant costs when using synthetic chemical pesticides, including the costs of complying with required minimum waiting periods before workers may reenter fields after spraying, limitations on spraying in the period prior to a harvest because of chemical residues and increased susceptibility to pest resistance. More than 500 pests have developed resistance to synthetic chemical pesticides. When resistance develops, growers must increase the quantity or frequency of pesticide applications to manage pests effectively, which not only increases crop production costs but also increases health and environmental risks associated with synthetic chemical pesticide use.

   Concerns associated with the use of synthetic chemical pesticides, including adverse environmental effects, food and worker safety and increasing negative public perception, have prompted federal, local, state and foreign governments and regulatory agencies to restrict or eliminate some uses of these pesticides. For example, in 1996, Congress unanimously passed the Food Quality Protection Act of 1996, which has led the EPA to limit and, in some cases, prohibit the use of several synthetic chemical pesticides in and around schools and households and in foods. The European Union has also enacted legislation to reduce or restrict pesticide use.

   Development and registration of new synthetic chemical pesticides is costly due to stringent regulatory requirements. Major agrichemical companies typically test hundreds of thousands of chemicals each year to find a single new product that will meet these stringent regulatory requirements. The average cost and time to bring a new synthetic chemical pesticide to market is now estimated to be at least $70 million to $100 million and seven to ten years. Accordingly, major agrichemical companies focus their product development efforts primarily on pesticides targeted for use on large acreage row crops in an effort to recover their substantial product development costs and achieve economies of scale. It is often uneconomical for major agrichemical companies to develop synthetic chemical pesticides for use in the highly fragmented, specialty crop market, which results in fewer pest management alternatives for growers in this market.

 Genetically Modified Crops

   Beginning in the 1980s, major agrichemical companies sought to reduce human health risks associated with synthetic chemical pesticides by investing billions of dollars to develop genetically modified plants that resist pests or have high tolerance to herbicides. Grower acceptance of this technology is evidenced by the fact that, in 2000, growers in the United States planted 72 million acres of genetically modified crops, consisting principally of soybeans, cotton and corn.

   Despite general acceptance by growers, consumer disapproval of genetically modified crops, especially in Europe and Japan, threatens the future commercial viability of this technology. In response to consumer concerns, several food processors have demanded that their contracted growers supply them with only non-genetically modified crops. Environmental groups have also voiced concerns about the unintended effects of genetically modified crops, including pest resistance, contamination of non-modified crops, allergic reactions in humans and negative impacts on non-target species such as on soil microorganisms and monarch butterfly populations. In addition, growers and food processors have found it difficult and costly to segregate and track modified and non-modified crops within the current commodity distribution system. For example, last year, genetically modified corn approved only for use as animal feed was found in many human foods, causing concern among consumers, food processors, regulators, environmental groups and growers.

   Some scientific experts have asserted that widespread plantings of genetically modified crops that produce an internal pesticide could lead to the proliferation of pests resistant to that pesticide. As pests become resistant to pesticides produced by genetically modified crops, the effectiveness of these crops is reduced. The U.S. Environmental Protection Agency, or the EPA, requires companies that produce genetically modified crops to submit costly resistance management and monitoring plans with their registration packages.

 Natural Pest Management Products

   Although approximately 60% of all human drugs are derived from natural sources, only approximately 7% of all pesticides are derived from natural sources. However, the development and use of natural pest management products is increasing rapidly in response to consumer, grower and regulatory concerns regarding current pest management practices, pest resistance and food and worker safety. An increasing number of growers are integrating natural pest management products into a more sustainable approach to crop protection.

   Natural pest management products include biopesticides as well as minerals such as copper and sulfur. Biopesticides consist of or are based on a living organism or a substance produced by a living organism, and they are generally distinguished from synthetic chemical pesticides by their unique modes of action, low toxicity to non-target species, biodegradability and natural occurrence.

   The EPA classifies biopesticides as microbials or biochemicals. Microbial pesticides contain a microorganism such as a bacterium or fungus as the active ingredient. The most widely used microbial pesticides are various types of the bacterium Bacillus thuringiensis, or Bt, which can control specific insects in vegetables and other crops. Biochemical pesticides are naturally occurring substances that control pests by non-toxic mechanisms. Biochemicals include products that interfere with a pest's growth or mating patterns such as pheromones and plant growth regulators that increase crop yield.

   Although only about 1% of annual global crop protection expenditures are attributable to natural pest management products, the use of these products is increasing rapidly. For example, from 1991 to 1999, biopesticide use in California, the state with the largest production of fruits and vegetables, increased at a compound annual growth rate of over 25%. Historically, biopesticide market share has been limited by the perceived relative lack of effectiveness, difficulty in application, constraints in the timing of application and shorter shelf life as compared to synthetic chemical pesticides. We believe that recent advances in biopesticides will continue to overcome these perceived deficiencies and will greatly increase their adoption.

 Organic Food

   In order to be certified as organic, food must be produced and processed without the use of synthetic chemicals, bioengineering or any other adulteration. Accordingly, organic growers have few pest management alternatives, other than traditional practices and natural pest management products. Consumer demand for organically grown food has been increasing rapidly, principally due to concerns about food safety and the adverse environmental effects of synthetic chemical pesticides and genetically modified crops. In the United States, sales of organically grown food have grown at a compound annual growth rate of more than 20% over the last decade, resulting in an estimated $6.6 billion in sales during 2000. In late 2000, the U.S. Department of Agriculture approved national production and labeling standards for organic food marketed in the United States. These standards are widely expected to facilitate the continued growth of the organic foods industry. Large food processors and agricultural businesses, such as Dole Food Company, General Mills, Inc., H.J. Heinz Company, Kellogg Company and Gerber Products Company, have entered the organic foods market due to its attractive profit margins and growth potential.

 Institutional and Home Pest Management

   Approximately $2.2 billion is spent annually worldwide on synthetic chemical pesticide products to control pests such as cockroaches, flies and mosquitoes in the institutional market, including in and around schools, parks, golf courses and other public use areas. Homeowners spend approximately $5.0 billion annually worldwide on pest management products to control pests in their homes, gardens and lawns and to control fleas and ticks on their pets. Producers of livestock such as cattle, swine and poultry use pest management products to control pests and parasites. The Food Quality Protection Act of 1996 has led to the reduction in use or elimination of some synthetic chemical pesticides, including in and around schools and households. Several states and municipalities have restricted pesticide use in and on public use areas. Congress is also considering new legislation to promote school pest management practices that minimize risk to children and provide safety information to parents and school staff when pesticides are used in schools. Homeowners are becoming increasingly concerned about the dangers to their children and pets of spraying synthetic chemical pesticides in their homes and gardens. As a result, institutional and home uses present opportunities for new effective, safe and environmentally friendly natural pest management products.

The AgraQuest Solution and Advantages

   We believe growers and other pesticide users seek pest management products that are effective, competitively priced, safe and environmentally friendly. We are developing and commercializing a pipeline of natural pest management products, including Serenade, which we believe will offer superior alternatives to synthetic chemical pesticides and genetically modified crops in terms of performance, value, safety and environmental impact.

   We have developed a proprietary technology platform, consisting of a microorganism database, a screening technology and a natural product compound library, which we believe will provide the foundation for the discovery and development of natural products for the pest management industry. We also believe our technology platform can be used to develop products for broader applications, including animal health, human health and pharmaceutical, aquaculture, industrial enzymes and specialty chemicals.

 Our Proprietary Technology Platform

   Our proprietary technology platform has the following advantages:

  . Highly efficient discovery process. We believe we can discover new effective product candidates faster than other developers of pest management products. Our first product, Serenade, was discovered after testing only 713 microorganisms. Major agrichemical companies typically test hundreds of thousands of chemicals each year to discover a single new product. To date, we have identified 23 product candidates from the more than 17,000 microorganisms in our database. We believe these product candidates can compete with synthetic chemical pesticides on performance, cost-effectiveness, shelf life and ease of use.

  . Valuable data capture and utilization. Our proprietary technology platform allows us to gather data on the source of each microorganism, taxonomy, activity spectrum and the natural product compounds produced by the microorganism. Using this information, we are able to determine which microorganisms may have the highest pest management commercial potential. Expanding the information in our microorganism database and natural product compound library improves the efficiency of our product discovery process. This information may also be valuable to chemical, biotechnology, pharmaceutical and consumer products companies for developing natural products for their respective industries.

  . Cost-effective and rapid new product development. We believe we can bring effective natural pest management products to market at greater speed and cost efficiency than our competitors. For example, we spent approximately $6 million for the testing, initial development and approval process for Serenade. The cost to bring a new synthetic chemical pesticide or genetically modified crop to market is estimated to be at least $70 million to $100 million.

 Serenade and Our Initial Product Candidates

   Serenade and our three initial product candidates:

  . Are highly effective. Laboratory and field trials suggest that Serenade and our initial product candidates are generally more effective than existing biopesticides and generally are as or more effective than synthetic chemicals in controlling targeted pests. These trials also demonstrate that Serenade and Sonata generally have a broader disease control spectrum than synthetic chemical pesticides.

  . Offer growers an attractive value proposition. We believe by using Serenade and our future natural pest management products, growers can increase profits while increasing food and worker safety and reducing environmental impact. Serenade is easy to use, competitively priced and has a comparable shelf life to synthetic chemical pesticides. In addition, the naturally low toxicity of Serenade allows growers to utilize it safely up to the time of harvest, limiting crop losses caused by the late onset of plant diseases.

  . Have an accelerated time-to-market. By combining our proprietary technology platform and the favorable regulatory approval process for biopesticides, we have the ability to navigate our products quickly through the development and regulatory approval processes. For example, we were able to receive conditional EPA approval for Serenade within approximately 38 months from the time we first tested the Serenade strain. Conversely, it typically takes approximately seven to ten years to develop and obtain regulatory approval for a synthetic chemical pesticide or genetically modified crop.

  . Increase safety and reduce risk to the environment. Serenade and our initial product candidates offer a favorable alternative to synthetic chemicals and genetically engineered crops, which have come under heightened scrutiny due to the negative environmental impact and health risks associated with their use. Our product and product candidates are based on naturally occurring microorganisms that we select specifically for their safety and that leave no synthetic chemical residues, increasing food safety. Based upon extensive field trials and independent toxicology studies and risk assessments, we believe that Serenade and Sonata offer improved safety for growers, workers, consumers and the environment.

  . Provide unique solutions for organic crops. We believe Serenade and our initial product candidates will be of particular benefit by providing organic growers, who have a limited toolbox of crop protection solutions, with a means to grow their crops more productively.

  . Have novel and complex modes of action that reduce the risk of pest resistance. Pest resistance concerns provide growers with strong motivation for growers to incorporate Serenade and our initial product candidates into their integrated pest management programs. Due to strict regulatory requirements, some synthetic chemical pesticides rely on a single mode of action and are therefore subject to an increased probability of pest resistance. Similarly, genetically modified crops typically contain a single active gene and are also subject to an increased probability of pest resistance. Conversely, biopesticides typically rely on novel and complex modes of action that are more difficult for pests to develop resistance to. We therefore believe that growers can allocate a large portion of their total pesticide use to our natural pest management products without compromising the risk of pest resistance in their fields.

  . Are produced by environmentally friendly and sustainable production processes. Unlike the production of synthetic chemical pesticides, which requires large volumes of synthetic chemicals and solvents, our products are produced by fermentation using readily available agricultural raw materials such as soy flour and corn starch. Our production process is not only less harmful to the environment than that of synthetic chemical pesticides but also provides farmers with an additional sales channel for their products.

Our Strategy

   Our goal is to become the leader in the discovery, development and commercialization of natural pest management products. The key elements of our strategy include:

  . Utilize our proprietary technology platform to identify new product candidates. We intend to increase our natural pest management product offerings by identifying new product candidates discovered using our proprietary technology platform. By applying our proprietary screening technology to our microorganism database and utilizing our natural product compound library, we anticipate that we will continue to discover multiple natural pest management product candidates annually.

  . Increase sales of Serenade. We have initiated marketing activities designed to increase the distribution and sale of Serenade. We intend to expand our distribution arrangements with established agrichemical distributors and retailers in order to leverage their existing sales forces and grower relationships. We also intend to expand our team of field development specialists to maintain close relationships with growers and educate industry leaders and distributors. As we obtain regulatory approvals, we plan to launch Serenade in key foreign markets, including Australia, Canada, Europe, Japan, New Zealand and South and Central America. We are seeking to add additional crops to the permitted uses of Serenade in Chile and the United States, and we may expand the use of Serenade to large acreage row crops.

  . Develop and commercialize product candidates. We will continue to allocate significant research and development resources to develop and commercialize new natural pest management products that we have identified using our proprietary technology platform. To date, we have identified 23 product candidates, including Sonata, Virtuoso and Vivace, which each display high levels of activity against insects, nematodes and plant diseases. We initially intend to focus our research and development efforts on Sonata, Virtuoso and Vivace, all of which we believe can compete favorably with existing pest management products on efficacy, cost-effectiveness, pest resistance, shelf life, ease of use, food and worker safety and environmental impact. We may also establish strategic collaborations with third parties to support the development and commercialization of those natural pest management product candidates that we choose not to develop internally. We will maintain control over product quality, consistency and margins by manufacturing our products at our facility in Tlaxcala, Mexico.

  . Focus initially on high-value specialty crops. We are focusing our initial commercialization efforts on high value specialty crops in the United States, such as grapes, apples, pears, tomatoes, vegetables, nuts and ornamentals. We expect growers of high-value specialty crops to derive the greatest economic benefit from our natural pest management products, in terms of relative cost, safety and the value of the expected yield increases.

  . Maximize organic market opportunities. To address the rapidly growing organic market, in which there are few pest management alternatives, we will continue to ensure that a formulation of each of our products meets the requirements for organic food production in our target, specialty-crop markets. We also intend to conduct field trials in large acreage organic crops, such as cereals, which are well suited for our products but have less competition than conventional large acreage crops.

  . Brand AgraQuest as the leading provider of natural pest management solutions. We believe that building our corporate brand will foster continued adoption of our natural pest management products by establishing AgraQuest as a leading supplier of effective, safe and environmentally friendly natural pest management products with significant benefits over existing pest management solutions. We also believe that strong brands will increase strategic collaboration opportunities, contributing to potential revenue growth and diversification. To enhance industry and public awareness of our company and increase demand for our natural pest management products, including Serenade, we intend to pursue an aggressive brand development strategy through targeted advertising, conference and trade show appearances, promotions and public relations.

  . Leverage our proprietary technology platform in conjunction with strategic collaborators. We intend to pursue strategic collaborations with chemical, biotechnology, pharmaceutical and consumer products companies to use our proprietary screening technology and microorganism database to develop products for use in pest management, as well as animal health, human health and pharmaceuticals, aquaculture, industrial enzymes and specialty chemicals. Strategic collaborations will allow us to enhance our market presence and visibility and have the potential to generate significant revenues.

  . Pursue select acquisitions. We may acquire businesses, technologies or products that we believe would strategically complement our business and allow us to be a more complete provider of crop production solutions.

Our Proprietary Technology Platform

   Our proprietary technology platform consists of three key components: a microorganism database, screening technology and a natural product compound library. Our proprietary technology allows us to quickly and accurately identify microorganisms with the greatest pest management commercial potential. To date, we have identified 23 product candidates from the more than 17,000 microorganisms in our database that display high levels of activity against insects, nematodes and plant diseases.

   Our product candidates are discovered and developed through the following steps:

[A flow chart diagram describing our product candidate discovery and development processes, including the following text:

DISCOVERY
 .  Collection and Isolation (sourcing and isolation of microorganism)
 .  Fermentation (produce sufficient testing quantities; maximize pesticidal properties; mimic commercial media)
 . Primary Screening (test and confirm pesticidal activity and dose response) . Preliminary Toxicology (test for toxic effects)
 . Natural Product Chemistry (compare natural compounds produced by each selected microorganism with compounds in our natural product compound library; perform stability studies: pH, temperature; identification, purificaton and structure elucidation of active compounds
 .  Pre-Development Testing
PRODUCT DEVELOPMENT
 .  Process Development and Formulation
 .  Advanced Toxicology
 .  Commercial Development
 .  Field Testing]

 Discovery

  . Collection and isolation. We use information from our existing microorganism database such as taxonomic groups, geographical locations, types of samples, niches and habitats to collect and identify new microorganism samples that may have novel, effective and safe pest management characteristics. We then isolate these selected microorganisms on proprietary media.

  . Fermentation. Before testing the selected microorganisms for activity against pests, we first ferment them to produce sufficient quantities for testing. We grow the selected microorganisms in proprietary media, which maximizes their pesticidal properties. In addition, we have developed several proprietary fermentation processes that are designed to replicate those that would be required for large-scale fermentation and commercial production and, therefore, we avoid the time and expense of an unsuccessful scale-up.

  . Primary screening. We use automated, miniaturized biological assays to test the selected microorganism's effectiveness against several insect, mite and nematode pests and plant diseases. We compare those results to synthetic chemical pesticide standards. When a microorganism shows a high level of pesticidal activity, we conduct further tests to determine the spectrum of activity, mode of action, stability and activity on plants.

  . Natural product chemistry. Using high-performance liquid chromatography with diode array detection technology, we compare the natural product compounds produced by each of the selected microorganisms with the compounds in our natural product compound library. This allows us to eliminate those microorganisms that produce known toxins and select those that we believe are novel and safe. From the selected microorganisms, we identify and characterize the natural product compounds responsible for their pesticidal activity by using high performance liquid chromatography, liquid chromatography-mass spectroscopy and nuclear magnetic resonance equipment.

  . Pre-development testing. We conduct laboratory, greenhouse and initial small plot field tests to select product candidates for further development.

 Product Development

  . Development of the manufacturing process. We have developed proprietary processes that increase the yield of both the microorganism and the natural product compounds produced by the microorganism during fermentation. We have developed proprietary methods for producing and analyzing these compounds, which results in greater product consistency and efficacy than biopesticides produced using conventional techniques. We believe that our process development allows us to produce products that have superior performance and lower cost than existing biopesticides and have comparable or better performance than synthetic chemical pesticides. We then scale up these proprietary processes in progressively larger fermentation tanks.

  . Formulation. We are able to develop proprietary wettable powder, liquid and granule formulations that allow us to tailor our products to our customers' needs. This allows us to develop product formulations with enhanced performance characteristics, such as effectiveness, value, shelf life, suitability for organic agriculture, dispersibility, wettability, rainfastness, compatibility with other pest management products and ease of use.

  . Field testing. We conduct hundreds of field trials for each product candidate that we develop. These field trials are conducted in small plots on commercial farms or research stations by our own field development specialists and private and public researchers to determine large-scale effectiveness, use rates, spray timing and crop safety. We conduct field trials globally in both hemispheres to accelerate the results of our field trials and provide alternate season learning opportunities. As the product candidate nears commercialization, we conduct demonstration trials in conjunction with our sales and marketing team. These trials are conducted with distributors, influential growers and food processors on larger acreages in a commercial setting.

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

Serenade and Our Initial Product Candidates

   The following table sets forth information relating to Serenade and our initial product candidates that are most advanced in development:

                                    Primary Modes
 Product Name         Uses            of Action      Target Markets   Regulatory Status
 Serenade       Controls many     Attacks fungal    Registered for    Registered in
                bacterial and     spores and        use on specialty  the United
                fungal plant      bacteria as they  crops, including  States,
                diseases          germinate;        apples, pears,    Chile, Mexico
                                  excretes          grapes,           and Puerto Rico;
                                  antifungal        cherries,         approved for use
                                  compounds;        tomatoes, hops,   in 49 U.S.
                                  competes for      several           states; filed
                                  space and food    vegetables,       registration
                                  on the plant's    peanuts and       packages in the
                                  surface           walnuts; also     European Union,
                                                    targeting         Argentina,
                                                    bananas,          New Zealand and
                                                    ornamentals,      Switzerland
                                                    turf and home
                                                    and garden
---------------------------------------------------------------------------------------
 Sonata         Controls many     Prevents spore    Specialty crops,  Technical and
                fungal and some   germination on    cereals,          experimental use
                bacterial         plant's surface;  ornamentals and   permit
                diseases;         excretes          home and garden   registrations
                complementary to  antifungal                          submitted to the
                Serenade          compounds                           EPA and the
                                                                      California EPA
---------------------------------------------------------------------------------------
 Virtuoso       Controls          Possibly          Specialty crops,  In development;
                caterpillar       inhibits cell     turf, home and    registration not
                pests; fleas,     growth in         garden, and row   yet submitted to
                some flies and    caterpillar       crops; animal     the EPA
                mites             pests             health, pets
---------------------------------------------------------------------------------------
 Vivace         Enhances the      Increases the     Specialty crops,  In development;
                activity of Bt    effect of Bt in   home and garden   registration not
                bioinsecticide;   destroying the                      yet submitted to
                complementary to  stomach lining                      the EPA
                Virtuoso          of insects

 Serenade

   Serenade is the first broad spectrum foliar biofungicide and is based on a novel and patented strain of Bacillus subtilis, which we isolated using our proprietary screening technology. Bacillus subtilis bacteria are known to be non-toxic and not harmful to animals. We began marketing Serenade commercially in the United States in July 2000. Serenade currently is targeted for use on high value specialty crops and is registered for use on apples, pears, grapes, cherries, tomatoes, hops, several vegetables, peanuts and walnuts. We are seeking to expand the permitted uses of Serenade to other specialty crops, turf and ornamentals. Serenade is currently formulated as a wettable powder and a wettable disbursable granule that is topically applied either independently or in conjunction with traditional pesticides. We believe Serenade has the following advantages:

  . High level of broad spectrum activity against many bacterial and fungal plant diseases;

  . Can be integrated into pest management programs for both conventional and organic growers;

  .  Improved safety for the environment, applicators and farm workers;

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

  . Can be sprayed up until harvest and does not require any special handling or equipment;

  .  No synthetic chemical residues, enhancing food safety; and

  . Reduced likelihood of pest resistance due to its novel and complex mode of action.

   To address the rapidly growing organic market, we have developed and registered with the EPA a formulation of Serenade that is included on the Organic Materials Review Institute's list of approved products. Additionally, we have in-house capabilities to develop other formulations of Serenade that specifically address market needs and customer preferences. For example, we are currently developing Rhapsody, a formulation of Serenade targeted for ornamental flowers and foliage.

   We believe Serenade offers an attractive value proposition to the grower in terms of cost effective plant disease control resulting in increased yields compared to synthetic chemical pesticides. For example, field trials conducted by our customers, the University of Arizona and our own field development specialists to determine the effectiveness of Serenade in controlling Sclerotinia, a major lettuce disease, indicated that Serenade was on average 8% more effective than the leading chemical in controlling Sclerotinia, which implies increased lettuce yields of on average 31%.

   Serenade has been tested in more than 750 field trials in the United States and 16 other countries worldwide. In addition to conducting our own field trials, we have also conducted field trials with major growers, universities and consultants in order to further validate the performance of Serenade. The compiled field data shows that Serenade is generally as or more effective than synthetic chemical pesticides in preventing a broad spectrum of diseases, such as: botrytis bunch rot/gray mold, powdery mildews, fire blight, bacterial spot, Sclerotinia rots/blights and black sigatoka. Of particular interest is Serenade's control of fire blight, lettuce drop and tomato bacterial spot for which growers have limited alternatives.

   In addition to field trials, we also have conducted numerous laboratory and greenhouse experiments. Laboratory and greenhouse experiments show that Serenade works effectively on brown rot in stone fruits such as peaches and almonds and gray mold in strawberries. Laboratory studies and field observations also show that Serenade has curative activity on powdery mildew; unlike most pesticides, it was shown to control the disease after the disease was already present. These potential applications of Serenade are being tested more fully in research field trials.

   Serenade received registration approval for Chile in October 1999, in the United States in June 2000, and in Mexico in July 2001. We are currently seeking regulatory approval for Serenade in the European Union, Costa Rica, Argentina, New Zealand, Switzerland, Japan, Australia, South Africa and Canada. In October 2000, we received notice that our Serenade registration package passed the completeness check by the Commission of the European Communities, Director General of Agriculture, and we have commenced national registrations in the European Union.

 Sonata

   Sonata is based on a novel and patented strain of Bacillus pumilus, which we isolated using our proprietary screening technology. Bacillus pumilus bacteria are known to be non-toxic and not harmful to animals. Our strain of Bacillus pumilus has a unique, high level of broad spectrum activity against many fungal and some bacterial plant diseases. Laboratory, greenhouse and more than 60 field trials indicate that Sonata is particularly effective against downy mildews, powdery mildews, rusts, Sclerotinia blights/rots and some bacterial diseases.

   We believe that Sonata is as or more effective, safer and more environmentally friendly than many synthetic chemical pesticides. In addition, while their complex modes of action make it unlikely that product resistance will develop even when used alone, Serenade and Sonata can be rotated or combined with each other or with other pest management products to reduce the likelihood of pest resistance. Growers usually prefer to use multiple products for disease control and typically rotate or tank mix several pest management products within a growing season. Sonata's complementary nature addresses growers' desire to avoid reliance on a single product, reduces the likelihood of resistance development and obtains the best spectrum of disease control.

   We submitted the technical registration for Sonata to the EPA in May 2000. An experimental use permit that would allow sales on 4,000 acres of some crops was submitted to the EPA and the Department of Pesticide Regulation of the California Environmental Protection Agency in November 2000.

 Virtuoso

   Virtuoso is based on a novel and proprietary strain of Streptomyces, which we tested using our proprietary screening technology. This strain, which was licensed exclusively to us for an indefinite term in 1998, has broad spectrum control of caterpillar pests, such as armyworms, codling moths, cotton bollworms and budworms, cabbage loopers and diamondback moths, and it also has activity on fleas, some flies and mites.

   We believe Virtuoso will be an effective replacement for toxic insecticides such as organophosphates for caterpillar pests. Organophosphates are being restricted by the EPA under the Food Quality Protection Act. In addition, there are major caterpillar pests affecting most of the crops we are targeting with Serenade and Sonata, and Virtuoso would allow us to offer growers of these crops both plant disease and insect control products. Laboratory tests and initial field trials indicate that Virtuoso is generally as effective as synthetic chemical pesticides in controlling some types of pests. Independent laboratory and initial field studies conducted by four major agrichemical companies indicated that Virtuoso has a high level of broad spectrum activity against caterpillar pests. We also believe Virtuoso has applications in the animal health and pet markets because of its activity on fleas and some flies.

 Vivace

   Vivace is a proprietary and novel suite of natural product compounds that we isolated from a microorganism using our proprietary screening process. Vivace is an early stage product candidate that has been shown to substantially enhance the activity of Bt, which has provided caterpillar pest control for conventional and organic growers for many years. Bt protein genes have been engineered into crop plants and commercialized for caterpillar pest control in cotton and corn. However, Bt sprays and Bt crops are not as effective as synthetic chemical pesticides on some caterpillar pests, such as armyworms. Our studies have shown that Vivace improves the activity of Bt by up to tenfold such that caterpillar pest control generally equals that of synthetic chemical pesticides. Vivace has no insecticidal activity by itself, and is effective against caterpillar pests only in combination with Bt. Vivace's and Virtuoso's complementary natures address growers' desire to avoid reliance on a single product, reduce the likelihood of resistance development and obtain the best spectrum of disease control. We intend to position Vivace and Virtuoso for use together in integrated pest management systems for the specialty crop, turf and home and garden markets.

Sales, Marketing and Distribution

   We have initiated marketing activities designed to promote sales of Serenade and our future natural pest management products by implementing the following strategies:

  . Target early adopters of new pest management technologies. We intend to target large commercial growers in the United States, who generally set industry standards through early adoption of new pest management technologies. We plan to continue to recruit leading growers and their consultants to participate in field trials, enabling them to become familiar with our natural pest management products and to experience their benefits firsthand.

  . Educate growers about the benefits of our natural pest management products. We will continue to perform on-farm demonstrations and provide field data packages to support and validate our product claims. We will also continue to participate in trade shows and conferences to educate growers and their licensed pest control advisors about the benefits of our natural pest management products.

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

  . Enhance distribution relationships. We will continue using established agrichemical distribution channels to distribute Serenade and our future products. We intend to provide distributors a portfolio of products with attractive profit margins and growth potential. In addition, we will continue to provide distributors access to innovative alternative pest management solutions, which we believe will reduce their dependence on major agrichemical companies.

  . Develop and leverage relationships with key industry influencers. We will continue to develop relationships early in the product development process with influential members within our target markets, including technical experts at leading agricultural universities, licensed pest control advisors, wineries, baby food manufacturers and other food processors and produce packers. We believe that educating industry influencers about the benefits of Serenade and our future products increases the likelihood that they will recommend our products to their growers and customers.

   We have signed agreements to distribute Serenade in the United States with leading agricultural distributors such as United Agri Products, Western Farm Services and Wilbur Ellis. We have also entered into agreements to distribute Serenade in foreign countries, including in Chile under an agreement with Moviagro, a Monsanto joint venture. We have agreements to develop and distribute Serenade in Japan through SDS Biotech, Japan's largest supplier of biopesticides, and in France with Agtrol.

   We currently have ten employees dedicated to sales and marketing in the United States organized into eight geographic sales territories. We anticipate adding additional sales and marketing personnel in the United States and in international territories.

Strategic Collaborations

   We have entered into, and will continue to pursue, strategic collaborations with chemical, biotechnology, pharmaceutical and consumer products companies to support the development and commercialization of natural pest management product candidates identified through our proprietary technology platform. The terms of strategic collaborations that we undertake depend on the nature and stage of development of the particular product candidate. For example, for product candidates in early stages of development, we may grant a third party the commercial rights to that product candidate in exchange for our use of that party's research, development or marketing resources. We also intend to license our microorganism database for applications beyond pest management, including the discovery and development of natural products for animal health, human health and pharmaceutical, aquaculture, industrial enzyme and specialty chemical products. We believe that these strategic collaborations will allow us to maximize the potential value and reinforce the credibility of our proprietary technology platform, as well as enhance our market presence and revenue growth.

   We have entered into the following strategic collaborations:

   Dow AgroSciences. In October 2000, we entered into a research and development agreement with Rohm and Haas Company, the agricultural business of which was subsequently acquired by Dow AgroSciences LLC. Under this agreement, Dow AgroSciences has the exclusive, worldwide rights to commercialize seven of our product candidates for all uses other than human health, animal health and aquaculture. If Dow AgroSciences selects a product candidate for further development, it must pay us a fee, reimburse us for our development costs relating to that product candidate and make additional milestone payments based on the progress of product development. Additionally, if Dow AgroSciences determines to further commercialize any of these product candidates, it will make additional milestone payments to us, pay the costs of EPA registration, and pay us a royalty on any product sales. In addition, we retain a right of first refusal to manufacture these product candidates for Dow AgroSciences for which we will receive cost reimbursements plus a share in the profits. In November 2000, Dow AgroSciences selected its first product candidate to develop and commercialize under this agreement and began making initial milestone payments to us. In connection with this agreement, Dow AgroSciences purchased 83,333 shares of our Series F preferred stock for $500,000.

   Maxygen. In December 2000, we entered into an agreement with Maxygen, Inc. under which we granted Maxygen a nonexclusive license to develop and commercialize 3,000 of the more than 17,000 microorganisms in our microorganism database for gene-shuffling uses other than for the development of biopesticides. Under this agreement, Maxygen paid us an up-front fee and agreed to make milestone payments based on the progress of product development and commercialization.

   American Home Products, Fort Dodge Animal Health Division. In November 2000, we entered into an agreement with the Fort Dodge Animal Health Division of American Home Products Corporation under which we agreed to provide it with selected microorganisms from our microorganism database for testing and product development. We will seek to enter into a licensing arrangement with Fort Dodge in the event it desires to commercialize any products based on these microorganisms.

Manufacturing

   To control product quality and the speed and timing of manufacturing, protect our proprietary position in our products and lower our manufacturing costs, we purchased a manufacturing facility in Tlaxcala, Mexico in December 2000 from Abbott Laboratories, and we recently began manufacturing Serenade at this facility. This plant has approximately 208,000 square-feet of manufacturing and support facilities on approximately 35 acres. We have established comprehensive quality control and assurance procedures to ensure that we sell high quality products. The facility includes several seed and fermentation tanks, a downstream processing, recovery and extraction building, several microbiology and quality control laboratories, a waste treatment plant, warehouses and offices. We intend to add spray drying and packaging facilities and equipment, and we expect this facility to be fully operational by the end of 2001. We believe this facility will be adequate to meet our anticipated manufacturing volume requirements for the foreseeable future. In addition, the site is large enough to accommodate additional fermentation and other processing equipment as needed.

   To date, we have relied primarily on third parties to manufacture Serenade. We have a 3,000 square-foot fermentation pilot plant in our Davis, California facility that we use to scale up new processes and to produce material for field trials. We intend to use a portion of the net proceeds from this offering to expand our Davis facility.

Research and Development

   We currently have 32 employees dedicated to research and development, 16 of whom hold Ph.D. degrees. Our research and development team has technical expertise in microbiology, natural product chemistry, entomology, plant pathology, fermentation, product formulation and field development. In addition, we have formed a scientific advisory board comprised of individuals specializing in the fields of natural product chemistry, microbiology, biochemistry and fermentation who from time to time provide our management and scientists with specific expertise in both research and product development.

   Our research and development activities are principally conducted at our Davis, California facility as well as by our field development specialists on crops in their respective regions.

   We have made, and will continue to make, substantial investments in research and development. Our research and development expenses were $3.1 million in 1998, $4.5 million in 1999, $6.3 million in 2000 and $2.7 million for the six months ended June 30, 2001.

Intellectual Property

   We rely on patents and other proprietary right protections, including trade secrets and proprietary know-how, to preserve our competitive position. We own 19 issued U.S. patents and have two pending patent applications covering our products, including microorganisms and natural product compounds, uses and related technologies. Also, we own eight foreign patents and have 95 pending foreign patent applications.

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

   Our success depends on our ability to operate without infringing the patents and proprietary rights of third parties. We cannot determine with certainty whether patents or patent applications of other parties may materially affect our ability to make, use or sell any products. A number of crop protection and other pest management companies, universities and research institutions may have filed patent applications or may have been granted patents that cover technologies similar to the technologies owned by or licensed to us.

   Although we believe our patents and patent applications provide a competitive advantage, the patent positions of crop protection and other pest management companies are highly uncertain and involve complex legal and factual questions. Our patents or those for which we have licensed or will license rights may be challenged, invalidated, infringed or circumvented, and the rights granted in those patents may not provide proprietary protection or competitive advantages to us. We and our collaborators or licensors may not be able to develop patentable products or obtain patents from pending patent applications. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect the technology owned by or licensed to us.

   Third-party patent applications and patents could reduce the coverage of the patents owned by or licensed to us. If patents containing competitive or conflicting claims are issued to third parties, we may be enjoined from pursuing commercialization of products or be required to obtain licenses to these patents or to develop or obtain alternative products. In addition, other parties may duplicate, design around or independently develop similar or alternative technologies to ours or our licensors.

   Litigation may be necessary to enforce patents issued or licensed to us or to determine the scope or validity of another party's proprietary rights. U.S. Patent Office interference proceedings may be necessary if we and another party both claim to have invented the same subject matter. We may not prevail in any of these actions or proceedings, and we could incur substantial costs and our management's attention would be diverted if:

  . litigation is required to defend against patent suits brought by third parties;

  . we participate in patent suits brought against or initiated by our licensors;

  .  we initiate similar suits; or

  .  we participate in an interference proceeding.

Regulatory Considerations

   Our activities are subject to extensive federal, state, local and foreign governmental regulations. These regulations may prevent us or our collaborators from developing or commercializing products in a timely manner or under technically or commercially feasible conditions and may impose expenses, delays and other impediments to our product development and registration efforts. In the United States, the EPA regulates our natural pest management products under the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Food, Drug and Cosmetics Act and the Food Quality Protection Act.

   On June 20, 2000, the EPA granted conditional approval for full commercial use of Serenade Biofungicide Wettable Powder. The conditional nature of this approval does not impact our ability to market and sell Serenade, but the approval for Serenade expires two years from the date of issue. For Serenade to continue to be registered after June 20, 2002, we were required to submit to the EPA by July 16, 2001 a two-year storage stability study and additional studies on the effect of Serenade on selected non-target species. All of these studies have been completed and submitted to the EPA, and indicate that Serenade poses no foreseeable hazards to the non-target species. Upon review and acceptance of these data, we believe that the EPA will convert the Serenade registration from conditional to unconditional status. We are required to submit one additional study to the EPA by May 2002. If we are unable to meet the conditions specified by the EPA, however, the EPA could revoke our registration or impose use restrictions that are not currently applicable to Serenade.

   As with any pesticide, our pest management products will continue to be subject to review by the EPA and state regulatory agencies. The EPA has the authority to revoke the registration or impose limitations on the use

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

of any of our pest management products if we do not comply with the regulatory requirements, if unexpected problems occur with a product or the EPA receives other newly discovered adverse information.

   In addition to EPA approval, we are required to obtain regulatory approval from the appropriate state regulatory authority in individual states and foreign regulatory authorities before we can market or sell any pest management product in those jurisdictions. Serenade is currently registered in 49 states in the United States, including California, the largest producer of fruits, nuts and vegetables in the United States. We were also required to submit additional field data for Serenade to the California EPA, which we submitted in July 2001. We have also registered Serenade in Chile, Mexico and Puerto Rico. Our registration package for Serenade in the European Union has been determined to be complete by the EU Commission. However, until the registration is granted within the entire EU, we must obtain provisional authorization approval in each country in order to market and sell products in those countries. We have submitted applications for Serenade registration in Argentina and New Zealand and expect approvals in those countries.

   Our manufacturing operations are also subject to federal, state, local and foreign worker safety, air pollution, water pollution and solid and hazardous waste regulatory programs and periodic inspection. We believe that our facilities are in substantial compliance with all applicable environmental regulatory requirements.

Competition

   For pest management products, performance and value are critical competitive factors. To compete against manufacturers of synthetic chemical pesticides and genetically modified crops, we will need to demonstrate the advantages of our products over these more established pest management products. Many large agrichemical companies are developing and have introduced new chemical pesticides and genetically modified products that they believe are safer and more environmentally friendly than older synthetic chemical products.

   The pest management market is very competitive and is dominated by multinational chemical and life science companies, such as Aventis Pasteur, BASF AG, Bayer AG, The Dow Chemical Co., E.I. du Pont de Nemours and Co., Monsanto Co., Sumitomo Chemical Co., Ltd. and Syngenta, AG. Universities, research institutes and government agencies may also conduct research, seek patent protection and, through collaborations, develop competitive pest management products. Other companies, including biopesticide companies such as Valent Biosciences Corp., EDEN Bioscience Corporation and Certis USA L.L.C. (formerly Thermo Trilogy Corp.), may prove to be significant competitors in the pest management market.

   In many instances, agrichemical companies have substantially greater financial, technical, development, distribution and sales and marketing resources than we do. Moreover, these companies may have greater name recognition than we do, and may offer discounts as a competitive tactic. We cannot assure you that our competitors will not succeed in developing pest management products that are more effective or less expensive than ours or that would render our products obsolete or less competitive. Our success will depend in large part on our ability to maintain a competitive position with our technologies and products.

Employees

   As of June 30, 2001, we had 65 full-time employees, of whom 16 hold Ph.D. degrees. Approximately 32 employees are engaged in research and development, ten in sales and marketing, nine in management, accounting/finance, regulatory and administration in the United States. In addition, we have 14 employees engaged in manufacturing at our facility in Mexico. None of our domestic employees is represented by a labor union. We have entered into a collective bargaining agreement with a labor union that represents two employees at our manufacturing plant in Tlaxcala, Mexico. We consider our employee relations to be good.

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

Facilities

   We are headquartered in Davis, California, where we occupy approximately 13,000 square-feet of office, research and development, sales and marketing and laboratory space under a lease that expires in July 2008. Our fermentation pilot plant occupies approximately 3,000 square-feet of this facility. We also own a 208,000 square-foot fermentation, manufacturing and extraction facility on approximately 35 acres in Tlaxcala, Mexico.

Legal Proceedings

   We may from time to time become a party to various legal proceedings arising in the ordinary course of our business. We are not currently subject to any legal proceeding.

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

                                   MANAGEMENT

Executive Officers and Directors

   The following table sets forth information regarding our executive officers and directors and our key employees as of June 30, 2001.

          Name           Age                            Position
          ----           ---                            --------
Pamela G. Marrone,       44
 Ph.D. .................     President, Chief Executive Officer and Chairman
Donald J. Glidewell..... 44  Vice President, Chief Financial Officer and Secretary
James Chambers.......... 35  Director of Sales and Marketing
Jennifer Ryder Fox,      51
 Ph.D...................     Vice President of Regulatory Affairs and Technical Development
G. Steven Burrill(2).... 56  Director
Jack Hunt(1)............ 56  Director
Frank F.C. Kung,         52
 Ph.D.(1)...............     Director
Walter Locher(2)........ 58  Director
Joe A. Mancini.......... 43  Director
George E. Myers(2)...... 43  Director
Ann Partlow(1).......... 57  Director
James A.                 72
 Schlindwein(2).........     Director

--------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

   Pamela G. Marrone, Ph.D. has served as our President and Chief Executive Officer and as Chairman of our board of directors since our incorporation in January 1995. From February 1990 to January 1995, Dr. Marrone served as President of Novo Nordisk Entotech, Inc., a subsidiary of the biotechnology company Novo Nordisk A/S. Dr. Marrone has also held various management positions at Monsanto Company, a leading provider of agricultural solutions to growers worldwide. She received her Ph.D. from North Carolina State University and holds a B.S. degree with honors and distinction in Entomology from Cornell University.

   Donald J. Glidewell has served as our Vice President, Chief Financial Officer and Secretary since May 2000. From November 1994 to May 2000, Mr. Glidewell served as Chief Financial Officer of Bio-Trends International, a biotechnology company. In February 1999, Mr. Glidewell filed a plan of reorganization under Chapter 13 of the federal bankruptcy laws as a result of three separate floods that severely damaged riverfront real estate owned by him, each of which was declared a federal disaster. Mr. Glidewell is licensed by the California Society of Certified Public Accountants and holds a B.S. in Business Administration, Accounting from Arizona State University

   James Chambers has served as our Director of Sales & Marketing since June 2001. From August 1995 to January 2001, Mr. Chambers held product development, sales and marketing positions with Monsanto Company. Most recently, he was a Product Manager for a biotechnology product. Prior to that, he was a Market Manager for the Dairy Division. He has also managed a family farm. Mr. Chambers has a B.S. in Economics & Marketing from Ohio State University.

   Jennifer Ryder Fox, Ph.D. has served as our Vice President of Regulatory Affairs and Technical Development since August 2001. From May 1998 to July 2001, she served as our Director of Regulatory Affairs. From November 1994 to May 1998, Dr. Fox served as a Manager of Regulatory Affairs at the agricultural products group of FMC Corporation, an agricultural chemical company. She received her Ph.D. in Agronomy & Horticulture and her M.S. in Soil Science from New Mexico State University and holds a B.S. in Soil Science from California Polytechnic State University.

   G. Steven Burrill has served as a director since July 1999. Mr. Burrill is the Chief Executive Officer of Burrill & Company, a private merchant bank focused on life science companies, which he founded in January 1996. Prior to that, Mr. Burrill spent 27 years with Ernst & Young, including the last 17 years as a partner of the firm. Mr. Burrill currently serves on the boards of directors of DepoMed, Inc., Paradigm Genetics, Inc., Third Wave Technologies, Inc. and Transgene SA. Mr. Burrill holds a B.B.A. degree from the University of Wisconsin, Madison.

   Jack Hunt has served as a director since March 1998. Since May 1995, Mr. Hunt has served as President and Chief Executive Officer of King Ranch, Inc., a ranching and agricultural business company. Mr. Hunt currently serves as a director of King Ranch, Inc. and St. Mary Land and Exploration Company. Mr. Hunt also currently serves as a member of the Texas Water Development Board. Mr. Hunt is a member of the Board of Trustees of Baylor College of Medicine. He received his M.B.A. from Harvard University and holds a B.A. from Williams College.

   Frank F.C. Kung, Ph.D. has served as a director since March 1998. Since January 1997, Dr. Kung has served as managing member of BioAsia Investments LLC, a venture capital firm. From January 1984 to May 1996, Dr. Kung served as Chairman and Chief Executive Officer of Genelabs Technologies, Inc., a biopharmaceutical company. He received both his Ph.D. in Molecular Biology and his M.B.A. from the University of California, Berkeley. He holds a B.S. in Chemistry from the National TsingHwa University, Taiwan.

   Walter Locher has served as a director since November 1999. Since October 1997, Mr. Locher has been a consultant with GSM, LLC, a consulting firm. From December 1990 to September 1997, Mr. Locher served as the Chief Executive Officer of Anderson Clayton Corp., a cotton and cottonseed processor, and concurrently served as President of Volkart International, Inc., an international cotton trading house. He currently serves as President of Volkart America, Inc. He received his Diploma in Management from IMD, Lausanne and holds a Diploma in Commerce from Commercial College, Winterthur, Switzerland.

   Joe A. Mancini has served as a director since December 2000. Since June 1997, Mr. Mancini has served with CDC Group Plc, a global private equity firm. He is currently director of technology-related investments at CDC Capital Partners, a division of CDC Group Plc. From January 1991 to May 1997, Mr. Mancini served as a director of Eurocontinental (Advisers) Limited, advisers to Eurocontinental Ventures S.A., a European venture capital fund. He received his M.B.A. from Schiller International University, London. He holds a B.Eng. in Civil Engineering and a B.Sc. in Mathematics, both from the University of Sydney, Australia.

   George E. Myers has served as a director since May 1997. Since 1995, Mr. Myers has served as President of Ojai Ranch and Investment Co., Inc., a venture capital and agricultural business firm. He holds a B.S. in Agricultural Economics and Business Management from the University of California, Davis.

   Ann Partlow has served as a director since May 1997. Since April 1974, Ms. Partlow has worked at Rockefeller & Company as a financial advisor and has served as the investment manager of Rockefeller & Company's Odyssey Fund since 1977. She holds a B.A. in Economics from Connecticut College.

   James A. Schlindwein has served as a director since June 1998. Mr. Schlindwein has served as a consultant to Morgan Stanley since August 1994. Mr. Schlindwein also serves on the board of directors of a number of private companies, including Imperial Sugar Group, Chilay Corp., Eggs Innovation, Alaska Seafood International and Emmpak Foods.

Key Research and Development Managers

   Our key research and development managers lead our new product discovery and development and have significant technical expertise in microbiology, natural product chemistry, entomology, plant pathology, fermentation, product formulation and field development. Our key research and development managers are:

   Denise C. Manker, Ph.D. Dr. Manker has served as our Research Manager since January 1996 and leads our natural product chemistry, microbiology and secondary testing teams. She also co-led the project team that developed Serenade. From September 1990 to November 1995, Dr. Manker served as a staff researcher at Novo

Nordisk Entotech, Inc., a subsidiary of the biotechnology company Novo Nordisk A/S, where she established and managed the natural products chemistry laboratory. Dr. Manker holds a Ph.D. from Scripps Institution of Oceanography and served as a post-doctoral research associate at the University of California, Davis.

   Desmond R. Jimenez, Ph.D. Dr. Jimenez has served as our Staff Scientist since November 1995 and leads our primary screening and entomology teams. From June 1993 to November 1995, he was employed at Novo Nordisk Entotech, Inc. where he led advanced testing of insecticidal natural products, high throughput bioassays, and mode of action studies for Bt bioinsecticide. Dr. Jimenez holds a Ph.D. in Food and Nutritional Sciences from the University of Arizona and served as a post-doctoral research associate at the USDA-ARS Horticultural Research Lab and the Carl Hayden Bee Research Center.

   Jian-Er Lin, Ph.D. Dr. Lin has served as our Manager of Fermentation/Process Development since July 2000 and is responsible for developing and scaling up manufacturing processes for our natural products. From August 1994 to July 2000, he served as a group leader, applications and technical support for Sybron Chemicals, Inc. Dr. Lin also held technical microbiology and engineering positions at Celgene Corporation, the U.S. EPA Research Laboratory and the Michigan Biotechnology Institute. Dr. Lin holds a Ph.D. in Biotechnology/Biochemical Engineering from the University of Michigan.

Scientific Advisory Board

   Our Scientific Advisory Board is comprised of individuals specializing in the fields of natural product chemistry, microbiology, biochemistry and fermentation who from time to time provide our management with specific expertise in both research and product development. Non-employee members of our Scientific Advisory Board have received stock options and some have received cash compensation. Our Scientific Advisory Board currently consists of the following individuals:

  . William Fenical, Ph.D. Professor of Oceanography and Director, Center for
    Marine Biotechnology and Biomedicine, Scripps Institute of Oceanography, University of California, San Diego; Scientific Founder, Nereus Pharmaceuticals, a marine microbial natural products pharmaceutical company.

  . Bruce Hammock, Ph.D. Professor, Department of Entomology and Cancer
    Research Center, University of California, Davis; Program Director, National Institute of Environment and Health Science Superfund Basic Research Project; Member, National Academy of Sciences.

  . Tadeusz Molinski, Ph.D. Professor, Department of Chemistry, University of
    California, Davis.

  . David Block, Ph.D. Associate Professor, Departments of Viticulture and
    Enology and Chemical Engineering and Materials Science, University of California, Davis.

Board of Directors

   Our board of directors is currently comprised of nine directors. All of our directors hold office until the next annual meeting of stockholders or until their successors are duly elected and qualified. Our certificate of incorporation to be effective upon completion of this offering provides that, as of the first annual meeting of stockholders, our board of directors will be divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

   Messrs. Burrill and Mancini and Dr. Kung have been designated as Class I directors, and their terms will expire at the 2002 annual meeting of stockholders; Messrs. Hunt and Myers and Ms. Partlow have been designated as Class II directors, and their terms will expire at the 2003 annual meeting of stockholders; and Messrs. Locher and Schlindwein and Dr. Marrone have been designated as Class III directors, and their terms will expire at the 2004 annual meeting of stockholders.

Board Committees

   The audit committee of the board of directors was formed in May 1998 and currently consists of Mr. Hunt, Dr. Kung and Ms. Partlow. The audit committee reviews the results and scope of the annual audit and other services provided by our independent auditors, reviews and evaluates our internal audit and control functions and monitors transactions between us and our employees, officers and directors.

   The compensation committee of the board of directors was formed in May 1998 and currently consists of Messrs. Locher, Myers, Burrill and Schlindwein. The compensation committee exercises the authority of our board of directors on all compensation matters, including both cash and equity incentive compensation, and administers our employee benefit plans.

Compensation Committee Interlocks and Insider Participation

   None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

   Our directors who are also employees receive no additional compensation for their services as directors. Our non-employee directors do not receive a fee for attendance in person at meetings of our board of directors or committees of our board of directors, but they are reimbursed for travel expenses and other out-of-pocket costs incurred in connection with their attendance at meetings. In addition, our non-employee directors are eligible to receive options and be issued shares of common stock directly under our 2001 non-employee director stock option program. Upon the effective date of the registration statement relating to this offering, each non-employee director will automatically be granted an option to purchase 5,000 shares of our common stock with subsequent annual options to purchase 5,000 shares of our common stock, both at an exercise price per share equal to the fair market value of the common stock at the date of grant. Our directors who are also employees are eligible to receive options and be issued shares of common stock directly under our 2000 stock incentive plan.

Executive Compensation

   The following table sets forth information concerning the compensation that we paid during the fiscal year ended December 31, 2000 for services rendered to us in all capacities to our Chief Executive Officer and our most highly compensated executive officers whose total salary, bonus and other compensation exceeded $100,000 during that fiscal year. We refer to these persons as named executive officers elsewhere in this prospectus. In accordance with the rules of the Securities Exchange Commission, the compensation described in this table does not include perquisites and other personal benefits received by the executive officers named in the table below which do not exceed the lesser of $50,000 or 10% of the total salary and bonus reported for these executive officers.

                           Summary Compensation Table

                                            Annual
                                         Compensation  Long-Term Compensation
                                        -------------- -----------------------
                                                       Securities
                                                       Underlying  All Other
Name and Principal Position              Salary  Bonus  Options   Compensation
---------------------------             -------- ----- ---------- ------------
Pamela G. Marrone, Ph.D. .............. $144,000   --   115,250        --
 President and Chief Executive Officer

Kurt Schwartau(1)...................... $108,000   --    10,250        --
 Former Vice President of Sales and
  Marketing

--------
(1) Mr. Schwartau ceased to be employed by us in March 2001.

                       Option Grants in Last Fiscal Year

   The following table sets forth information concerning grants of stock options to each of the named executive officers during the fiscal year ended December 31, 2000. The percentage of total options set forth below is based on an aggregate of 959,250 options granted to employees in 2000. Our board of directors determined the fair market value of the options on the date of grant, which is based on our financial results and prospects and our share price in arms-length transactions. The exercise price may in some cases be paid by delivery of other shares or by offset of the shares subject to options. The deemed value on the date of grant has been adjusted solely for financial accounting purposes. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price.

                                                                          Potential
                                                                      Realizable Value
                                                                      at Assumed Annual
                                                                       Rates of Stock
                                                                            Price
                         Number of   Percent of                       Appreciation for
                         Securities Total Options                        Option Term
                         Underlying  Granted to   Exercise Expiration -----------------
Name                      Options     Employees    Price      Date       5%      10%
----                     ---------- ------------- -------- ---------- -------- --------
Pamela G. Marrone,
 Ph.D. .................   12,250        1.3%      $0.70     1/10/10  $  5,393 $ 13,666
                            3,000        0.3%      $0.70     4/15/10  $  1,321 $  3,347
                          100,000       10.4%      $5.00    12/07/10  $314,447 $796,871

Kurt Schwartau(1).......   10,250        1.1%      $0.70     1/10/10  $  4,512 $ 11,435

--------
(1) Mr. Schwartau ceased to be employed by us in March 2001.

   The following table sets forth information concerning exercisable and unexercisable stock options held by each of the named executive officers at the fiscal year ended December 31, 2000. The value realized upon exercise is based on the estimated fair value of our common stock at the time of exercise less the per share exercise price, multiplied by the number of shares acquired upon exercise. The value of unexercised in-the-money options is based on the assumed
initial public offering price of $   per share less the per share exercise
price, multiplied by the number of shares underlying the options. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option.

   Aggregate Option Exercises in Last Fiscal Year and Year-End Option Values

                                                Number of Securities      Value of Unexercised
                                                Underlying Options at    In-the-Money Options at
                           Shares                 December 31, 2000         December 31, 2000
                          Acquired    Value   ------------------------- -------------------------
Name                     on Exercise Realized Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- -------- ----------- ------------- ----------- -------------
Pamela G. Marrone,
 Ph.D. .................   12,250       --        3,000      100,000
Kurt Schwartau(1).......      --        --      100,250      110,000

--------
(1) Mr. Schwartau ceased to be employed by us in March 2001.

Employee Benefit Plans

 1995 Stock Option Plan

   Our 1995 stock option plan was approved by our board of directors and our stockholders in May 1995. We have reserved a total of 2,500,000 shares of common stock for issuance under our 1995 plan. As of June 30, 2001, options to purchase 619,981 shares of common stock had been exercised, options to purchase 1,687,371 shares of common stock were outstanding and options to purchase 192,648 shares of common stock remained available for grant.

   Awards under our 1995 plan may consist of incentive stock options, which are stock options that qualify under Section 422 of the Internal Revenue Code, or non-qualified stock options, which are stock options that do not qualify under
Section 422 of the Internal Revenue Code. Incentive stock options may be granted to employees, including officers and employee directors of our company or any parent, subsidiary or affiliate of our company. Non-qualified stock options and restricted stock may be granted to employees, directors, consultants and advisers of our company or any parent, subsidiary or affiliate of our company.

   A committee consisting of our board or appointed by our board administers our 1995 plan. Subject to the terms of our 1995 plan, this committee has authority to determine the terms and conditions of option grants.

   The exercise price of options granted under our 1995 plan may not be less than 100% of the fair market value of our common stock on the date of grant and the term of an option may not exceed 10 years. If, however, incentive stock options are granted to a person owning more than 10% of the total combined voting power of all classes of stock of our company or any parent or subsidiary of our company, the exercise price of such options may not be less than 110% of the fair market value of our common stock on the date of grant and the term of the option may not exceed 5 years.

   In the case of incentive stock options, the aggregate fair market value of stock for which the options are exercisable for the first time by an optionee may not exceed $100,000. If the value of the stock exceeds $100,000, the options for the amount in excess of $100,000 shall become nonqualified stock options.

   Options issued under our 1995 plan are not transferable, though the plan administrator may approve the transfer of nonqualified stock options by non-insider optionees to family members, trusts and charitable institutions.

   Our 1995 plan provides that optionees who cease to be employed by our company or any parent, subsidiary or affiliate of our company must exercise their incentive stock options within 90 days, or twelve months in the case of death or disability, and only to the extent they would have been exercisable upon the date of termination.

   In the event of one of the following, options under our 1995 plan will become fully vested, unless the successor corporation assumes or substitutes the options:

  . a dissolution, liquidation or sale of all or substantially all of our assets;

  .  a merger or consolidation in which we are not the surviving entity; or

  . a corporate transaction wherein our stockholders give up all of their equity interest in our company.

   Our 1995 plan will terminate automatically in 2005 unless terminated earlier by our board of directors. The board of directors has the authority to amend or terminate our 1995 plan, subject to stockholder approval of some amendments. However, no action may be taken which will affect any shares of common stock previously issued and sold or any option previously granted under our 1995 plan, without the optionee's consent.

 2000 Stock Incentive Plan

   Our board of directors and our stockholders initially approved our 2000 stock incentive plan in December 2000. Our amended and restated 2000 stock incentive plan was adopted by our board of directors in January 2001 and will be submitted for approval by our stockholders prior to the completion of this offering. We have reserved 2,000,000 shares of our common stock for issuance under our 2000 stock incentive plan. As of June 30, 2001, options to purchase 737,645 shares of common stock were outstanding and options to purchase 1,262,355 shares of common stock remained available for grant under our 2000 stock incentive plan. The number of shares reserved for issuance under our 2000 stock incentive plan will increase annually on the first business day of each calendar year beginning in January 2003 by an amount equal to 500,000 shares. Our 2000 stock incentive plan provides for the grant of:

  . incentive stock options to our employees, including officers and employee directors;

  .  non-qualified stock options to our employees, directors and consultants;
     and

  .  other types of awards.

   We anticipate that all future option grants will be made solely under our 2000 stock incentive plan. The board of directors or a committee designated by the board will administer our 2000 stock incentive plan, including selecting the optionees, determining the number of shares to be subject to each option, determining the exercise price of each option and determining the vesting and exercise periods of each option.

   The exercise price of all incentive stock options granted under our 2000 stock incentive plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of all nonstatutory stock options granted under our 2000 stock incentive plan will be determined by the board, but in no event may this price be less than 100% of the fair market value of the common stock on the date of grant unless otherwise determined by the board. If, however, incentive stock options are granted to one who owns stock possessing more than 10% of the voting power of all our classes of stock, the exercise price must equal at least 110% of the fair market value of the common stock on the grant date and the maximum term of any of these options must not exceed five years. The maximum term of an incentive stock option granted to any participant who does not own stock possessing more than 10% of the voting power of all our classes of stock must not exceed ten years. The board will determine the term of all other awards granted under our 2000 stock incentive plan.

   Except as determined by the board, an option holder's initial grant will vest at a rate no less than 25% per year, over four years from the date the option is granted. Subsequent options will vest in the same manner.

   In the event a participant in our 2000 stock incentive plan terminates employment or is terminated by us for any reason, any options which have become exercisable prior to the time of termination will remain exercisable for twelve months from the date of termination if termination was caused by death or disability, or three months from the date of termination if termination was caused by reasons other than death or disability. In no event may an optionee exercise the option after the expiration date of the term of an award in the award agreement.

   In the event of a corporate transaction or a change of control where the acquiror assumes or replaces options granted under our 2000 stock incentive plan, none of the options issued under this plan will be subject to accelerated vesting under the plan. In the event of a corporate transaction or a change of control where the acquiror does not assume or replace options granted under our 2000 stock incentive plan, all of these options become fully vested upon consummation of the corporate transaction or change of control. Assumed or replaced options will automatically become fully vested if the grantee is terminated by the acquiror without cause or terminates employment for good reason within twelve months of a corporate transaction or a change of control. Under our 2000 stock incentive plan, a corporate transaction or a change in control is defined as:

  . acquisition of 50% or more of our stock by any individual or entity including by tender offer or a reverse merger;

  .  change of a majority of the members on our board of directors;

  . a sale, transfer or other disposition of all or substantially all of our assets;

  .  a merger or consolidation in which we are not the surviving entity; or

  .  approval by our stockholders of a plan of complete liquidation.

   Unless terminated sooner, our 2000 stock incentive plan will automatically terminate in 2010. Our board of directors will have authority to amend or terminate our 2000 stock incentive plan, provided that this type of action would not impair the rights of any participant without the written consent of that participant.

 2001 Non-Employee Director Stock Option Program

   Our 2001 non-employee director stock option program was adopted as part of the 2000 stock incentive plan and will be subject to the terms and conditions of the 2000 stock incentive plan. Our 2001 non-employee director stock option program was approved by our board of directors in January 2001. The 2001 non-employee director stock option program will become effective as of the effective date of this prospectus, and no awards will be made under this program until that time.

   The purpose of the 2001 non-employee director stock option program will be to enhance our ability to attract and retain the best available non-employee directors, to provide them additional incentives and, therefore, to promote the success of our business.

   The 2001 non-employee director stock option program will establish an automatic option grant program for the grant of awards to non-employee directors. Under this program, each then-existing non-employee director upon the effective date of this prospectus will automatically be granted an option to acquire 5,000 shares of our common stock at an exercise price per share equal to the fair market value of our common stock at the date of grant. Each non-employee director first elected to our board of directors following the closing of this offering will automatically be granted an option to acquire 10,000 shares of our common stock at an exercise price per share equal to the fair market value of our common stock at the date of grant. Upon the date of each annual stockholders' meeting, each non-employee director who continues as a member of our board of directors following the stockholders' meeting, and who has served as a director for at least eleven months, will receive an automatic grant of options to acquire 5,000 shares of our common stock at an exercise price equal to the fair market value of our common stock at the date of grant. These options will vest on a quarterly basis and become fully exercisable on the first anniversary of the grant date.

   The term of each automatic option grant and the extent to which it will be transferable will be provided in the agreement evidencing the option. The consideration for the option may consist of cash, shares of our common stock, the assignment of part of the proceeds from the sale of shares acquired upon exercise of the option or any combination of these forms of consideration.

   The 2001 non-employee director stock option program will be administered by the board or a committee designated by the board made up of two or more non-employee directors so that such awards would be exempt from Section 16(b) of the Exchange Act. The program administrator shall determine the terms and conditions of awards, and construe and interpret the terms of the program and awards granted under the program. Non-employee directors may also be granted additional incentives, subject to the discretion of the board or the committee.

   Unless terminated sooner, the 2001 non-employee director stock option program will terminate automatically in 2010 when the 2000 stock incentive plan terminates. Our board of directors will have the authority to amend, suspend or terminate the 2001 non-employee director stock option program provided that no such action may affect awards to non-employee directors previously granted under the program unless agreed to by the affected non-employee directors.

 2001 Employee Stock Purchase Plan

   Our 2001 employee stock purchase plan was adopted by our board of directors in January 2001 and will be submitted for approval by our stockholders prior to the completion of this offering. Our 2001 employee stock purchase plan is intended to qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code in order to provide our employees with an opportunity to purchase common stock through payroll deductions. An aggregate of 350,000 shares of common stock will be reserved for issuance and will be available for purchase under our 2001 employee stock purchase plan, pending adjustment for a stock split or any future stock dividend or other similar change in our common stock or our capital structure. Our 2001 employee stock purchase plan will provide for annual increases in the number of shares of common stock subject to the plan equal to the lesser of:

  . 200,000 shares;

  . the number of shares equal to 0.75% of the total number of shares outstanding; or

  . a lesser number of shares as determined by the compensation committee.

   All of our employees who are regularly employed for more than five months in any calendar year and work more than 20 hours per week will be eligible to participate in our 2001 employee stock purchase plan and will be automatically enrolled in the initial offer period. Employees hired after the consummation of our initial public offering will be eligible to participate in our 2001 employee stock purchase plan, subject to a three day waiting period after hiring. Non-employee directors, consultants and employees subject to the rules or laws of a foreign jurisdiction that prohibit or make impractical their participation in an employee stock purchase plan will not be eligible to participate in our 2001 employee stock purchase plan.

   Our 2001 employee stock purchase plan will designate offer periods, purchase periods and exercise dates. Offer periods will generally be overlapping periods of 24 months. The initial offer period will begin on the effective date of our 2001 employee stock purchase plan, which is the effective date of the registration statement relating to this offering, and ends on December 31, 2003. Additional offer periods will commence each January 1 and July 1. Purchase periods will generally be six month periods, with the initial purchase period commencing on the effective date of our 2001 employee stock purchase plan and ending on June 30, 2002. Thereafter, purchase periods will commence each January 1 and July 1. Exercise dates are the last day of each purchase period. In the event we merge with or into another corporation, sell all or substantially all of our assets or enter into other transactions in which all of our stockholders before the transaction own less than 50% of the total combined voting power of our outstanding securities following the transaction, the administrator of our 2001 employee stock purchase plan may elect to shorten the offer period then in progress.

   On the first day of each offer period, a participating employee will be granted a purchase right. A purchase right is a form of option to be automatically exercised on the forthcoming exercise dates within the offer period during which authorized deductions are to be made from the pay of participants and credited to their accounts under our 2001 employee stock purchase plan. When the purchase right is exercised, the participant's withheld salary is used to purchase shares of common stock. The price per share at which shares of common stock are to be purchased under our 2001 employee stock purchase plan during any purchase period is the lesser of:

  . 85% of the fair market value of the common stock on the date of the grant of the option, which is the commencement of the offer period; or

  . 85% of the fair market value of the common stock on the exercise date, which is the last day of a purchase period.

   The participant's purchase right is exercised in this manner on each exercise date arising in the offer period unless, on the first day of any purchase period, the fair market value of the common stock is lower than the fair market value of the common stock on the first day of the offer period. If so, the participant's participation in the original offer period is terminated and the participant is automatically enrolled in the new offer period effective the same date.

   Payroll deductions may range from 1% to 10% in whole percentage increments of a participant's regular base pay, exclusive of bonuses, overtime, shift-premiums, commissions, reimbursements or other expense allowances. Participants in the first purchase period must purchase shares through a direct cash payment. Once the shares reserved for issuance under our 2001 employee stock purchase plan have been registered on Form S-8 under the Securities Act, participants in the first purchase period may elect to purchase shares through payroll deductions. After the first purchase period, participants may not make direct cash payments to their accounts. The maximum number of shares of common stock that any employee may purchase under our 2001 employee stock purchase plan during a purchase period is 1,750 shares. The Internal Revenue Code imposes additional limitations on the amount of common stock that may be purchased during any calendar year.

   Our 2001 employee stock purchase plan will be administered by our board of directors or a committee designated by our board, which will have the authority to terminate or amend our 2001 employee stock purchase plan, subject to specified restrictions, and otherwise to administer our 2001 employee stock purchase plan and to resolve all questions relating to the administration of our 2001 employee stock purchase plan.

401(k) Plan

   In 1996, we implemented a 401(k) plan covering some of our employees. Under the 401(k) plan, eligible employees may elect to reduce their current compensation up to the prescribed annual limit, which was $10,500 in 2000, and contribute these amounts to the 401(k) plan. We may make contributions to the 401(k) plan on behalf of eligible employees. Employees become fully vested in these contributions immediately, subject to limitations on access to the contributions during the duration of employment. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the 401(k) plan, and income earned on the 401(k) plan contributions, are not taxable to employees until withdrawn from the 401(k) plan and so that contributions by us, if any, will be deductible by us when made. The trustee under the 401(k) plan, at the direction of each participant, invests the 401(k) plan employee salary deferrals in selected investment options. We made no contributions to the 401(k) plan in 1996, 1997, 1998, 1999 or 2000. We currently do not expect to make contributions to the 401(k) plan in 2001.

Limitations on Liability and Indemnification

   Our certificate of incorporation and bylaws provide that we will indemnify all of our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation and bylaws also authorize us to indemnify our employees and other agents, at our option, to the fullest extent permitted by Delaware law. We intend to enter into agreements to indemnify our directors and officers, in addition to indemnification provided for in our charter documents. These agreements, among other things, will provide for the indemnification of our directors and officers for expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any person in any action or proceeding, including any action by or in the right of our company, arising out of that person's services as a director or officer of our company or any other company or enterprise to which that person provides services at our request to the fullest extent permitted by applicable law. We believe that these provisions and agreements will assist us in attracting and retaining qualified persons to serve as directors and officers.

   Delaware law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for liability arising under Section 174 of the Delaware General Corporation Law or for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation provides for the elimination of personal liability of a director for breach of fiduciary duty, as permitted by Delaware law.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of our company in accordance with the provisions contained in our charter documents, Delaware law or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against these liabilities, other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person, we will, unless, in the opinion of our counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and we will follow the court's determination.

   We intend to purchase and maintain insurance on behalf of our officers and directors, insuring them against liabilities that they may incur in such capacities or arising out of this status.

   There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

   Since January 1998, we issued the following securities to various investors in private placement transactions:

  . 3,523,535 shares of our Series C preferred stock at a purchase price of $1.70 per share between March 1998 and April 1998;

  . 3,015,306 shares of our Series D preferred stock, as adjusted for our July 1999 stock split, at a purchase price of $2.35 per share between April 1999 and September 1999;

  . 2,251,919 shares of our Series E preferred stock at a purchase price of $3.20 per share in April 2000; and

  . 2,976,333 shares of our Series F preferred stock at a weighted-average purchase price of $5.03 per share in December 2000.

   Each share of preferred stock will convert automatically into one share of common stock upon the closing of this offering. The investors in these financings included the following directors, executive officers and holders of more than 5% of our outstanding stock and their affiliates:

                                                      Preferred Stock
                                             ---------------------------------
                                                       Series  Series  Series
                 Purchasers                  Series C     D       E       F
                 ----------                  --------- ------- ------- -------
Odyssey Fund Rockefeller & Co., Inc.(1).....   441,177 425,531 156,250 100,000

BioAsia Investments, LLC and its
 affiliates(2).............................. 1,176,471 212,766  62,500  50,000

Milagro de Ladera, L.P.(3)..................   352,942 319,147  78,360 100,000

Burrill Agbio Capital Fund L.P.(4)..........       --  851,064     --  200,000

Swiss Reinsurance Company...................       --      --  781,250 200,000

Volkart Holdings Ltd. and its
 affiliates(5)..............................   147,058 106,382  78,318 400,000

King Ranch Investments, L.P.(6).............   588,236 106,382  78,425     --

J.S.S. Management Co., Ltd. and its
 affiliates(7)..............................   117,647 106,383  62,688 100,000

SAM Sustainability Private Equity, L.P. and
 its affiliate(8)...........................       --      --      --  800,000

CDC Financial Services (Mauritius)
 Limited(9).................................       --      --      --  550,000

--------
(1) Ann Partlow serves on our board of directors and is the investment manager of Odyssey Fund Rockefeller & Co., Inc.

(2) Includes 784,118 shares of Series C preferred stock held of record by Biotechnology Development Fund III, L.P., 392,353 shares of Series C preferred stock held of record by Biotechnology Development Fund, L.P., 141,486 shares of Series D preferred stock held of record by Biotechnology Development Fund III, L.P., 71,280 shares of Series D preferred stock held of record by Biotechnology Development Fund, L.P., 62,500 shares of Series E preferred stock held of record by Biotechnology Development Fund, L.P., and 50,000 shares of Series F preferred stock held of record by Biotechnology Development Fund, L.P. Dr. Kung serves on our board of directors and is the managing member of these entities.

(3) George E. Myers serves on our board of directors and is a limited partner of Milagro de Ladera, L.P.

(4) G. Steven Burrill serves on our board of directors and is the chief executive officer of Burrill & Company, which is the general partner of Burrill Agbio Capital Fund, L.P.

(5) Includes 147,058 shares of Series C preferred stock, 106,382 shares of Series D preferred stock and 78,318 shares of Series E preferred stock held of record by Volkart Holdings Ltd., 300,000 shares of Series F preferred stock held of record by Volkart Foundation and 100,000 shares of Series F preferred stock held of record by Andreas Reinhart, who is the president of the Volkart entities.

(6) Jack Hunt serves on our board of directors and is the president and chief executive officer of King Ranch, Inc. Running W, Ltd. is the general partner of King Ranch Investments, L.P. and is a wholly-owned subsidiary of King Ranch, Inc.

(7) Includes 40,000 shares of Series F preferred stock, 62,688 shares of Series E preferred stock and 85,106 shares of D preferred stock held of record by J.S.S. Management Co., Ltd., 20,000 shares of Series F preferred stock and 21,277 shares of Series D preferred stock held of record by Suzanne S. Schlindwein and 40,000 shares of Series F preferred stock held of record by James A. Schlindwein. Mr. Schlindwein serves on our board of directors and is a trustee of J.S.S. Management Co., Ltd. Suzanne Schlindwein is the wife of James Schlindwein.

(8) Includes 400,000 shares of Series F preferred stock held of record by SAM Sustainability Private Equity, L.P. and 400,000 shares of Series F preferred stock held of record by Sustainable Performance Group N.V. Walter Locher serves on our board of directors and is a principal of SAM Equity Partners Ltd., which is the general partner of SAM Sustainability Private Equity, L.P. and manages the Sustainable Performance Group N.V.

(9) Joe A. Mancini serves on our board of directors and is director of technology-related investments at CDC Capital Partners, a division of CDC Group Plc. CDC Group Plc is the parent company of CDC Financial Services (Mauritius) Limited.


   We have entered into agreements with holders of our preferred stock whereby we granted them registration rights with respect to their shares of common stock, including common stock issuable upon conversion of their preferred stock. See "Description of Capital Stock--Registration Rights."

   We intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements will require us to indemnify these individuals to the fullest extent permitted by Delaware law.

   We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. We intend that all future transactions, including loans, between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of our board of directors, including a majority of the independent and disinterested outside directors on our board of directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth information with respect to the beneficial ownership of our common stock as of June 30, 2001 by:

  . each person or entity known by us to own beneficially more than five percent of our common stock;

  .  each of our directors and named executive officers; and

  .  all of our directors and named executive officers as a group.

   This table calculates applicable percentage ownership based on 18,591,832 shares of our common stock issued and outstanding as of June 30, 2001, assuming the conversion of all outstanding shares of preferred stock into common stock, which will occur automatically upon the effectiveness of this offering. It also
calculates applicable percentage ownership based on        shares of common
stock outstanding immediately following the completion of this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares issuable upon the exercise of options that are currently exercisable or become exercisable within 60 days of June 30, 2001 are considered outstanding for the purpose of calculating the percentage of outstanding shares of our common stock held by the individual, but not for the purpose of calculating the percentage of outstanding shares of our common stock held by any other individual. Except as indicated in the footnotes to this table and as affected by applicable community property laws, all persons listed below have sole voting and investment power for all shares shown as beneficially owned by them.

   Except as otherwise noted, the address of each person or entity in the following table is c/o AgraQuest, Inc., 1530 Drew Avenue, Davis, California 95616.

                                                                Percentage of
                                                                   Shares
                                                                Beneficially
                                                  Number of         Owned
                                                    Shares    -----------------
                                                 Beneficially  Before   After
               Beneficial Owner                     Owned     Offering Offering
               ----------------                  ------------ -------- --------
5% Stockholders
Odyssey Fund Rockefeller & Co., Inc.(1)........    1,837,244     9.9%
BioAsia Investments, LLC and its
 affiliates(2).................................    1,501,737     8.1%
Milagro de Ladera, L.P.(3).....................    1,326,640     7.1%
Burrill Agbio Capital Fund L.P.(4).............    1,051,064     5.7%
Swiss Reinsurance Company(5)...................      981,250     5.3%
Volkart Holdings Ltd. and its affiliates(6)....      969,853     5.2%

Named Executive Officers and Directors
Pamela G. Marrone, Ph.D.(7)....................    1,357,450     7.3%
Kurt Schwartau.................................      110,250       *
G. Steven Burrill(8)...........................    1,063,064     5.7%
Jack Hunt(9)...................................      799,045     4.3%
Frank F.C. Kung, Ph.D.(10).....................    1,527,737     8.2%
Walter Locher(11)..............................    1,614,000     8.7%
Joe A. Mancini(12).............................          --        *
George E. Myers(13)............................    1,369,140     7.4%
Ann Partlow(14)................................    1,879,744    10.1%
James A. Schlindwein(15).......................      463,956     2.5%
All named executive officers and directors as a
 group (10 persons)............................   10,184,386    54.5%

--------
  * Less than 1%.

 (1) The business address of Odyssey Fund Rockefeller & Co., Inc. is 30 Rockefeller Plaza, Room 5425, New York, NY 10112.

 (2) Includes 925,604 shares held of record by Biotechnology Development Fund III, L.P. and 576,133 shares held of record by Biotechnology Development Fund, L.P. The business address of BioAsia Investments, LLC is 575 High Street, Suite 201, Palo Alto, CA 94301.

 (3) The business address of Milagro de Ladera, L.P. is 1114 State Street, Suite 232, Santa Barbara, CA 93101.

 (4) The business address of Burrill Agbio Capital Fund L.P. is 120 Montgomery Street, #1370, San Francisco, CA 94104.

 (5) The business address of Swiss Reinsurance Company is Mythenquai 50/60, P.O. Box 8022, Zurich, Switzerland.

 (6) Includes 225,376 shares held of record by Volkart Holdings Ltd., 300,000 shares held of record by Volkart Foundation and 100,000 shares held of record by Andreas Reinhart, who is the president of the Volkart entities. The business address of Volkart Holdings Ltd. is Turnerstr. 1, 8401 Winterthur, Switzerland.

 (7) Includes 3,000 shares issuable upon exercise of options within 60 days of June 30, 2001.

 (8) Includes 12,000 shares issuable upon exercise of options within 60 days of June 30, 2001 and 1,051,064 shares held of record by Burrill Agbio Capital Fund L.P. Mr. Burrill is the chief executive officer of Burrill & Company, which is the general partner of Burrill Agbio Capital Fund L.P. Mr. Burrill disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

 (9) Includes 26,000 shares issuable upon exercise of options within 60 days of June 30, 2001 and 773,045 shares held of record by King Ranch Investments, L.P. Running W, Ltd. is the general partner of King Ranch Investments, L.P. and a wholly-owned subsidiary of King Ranch, Inc., of which Mr. Hunt is the president and chief executive officer. Mr. Hunt disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(10) Includes 12,000 shares held of record by Dr. Kung, 12,000 shares issuable upon exercise of options within 60 days of June 30, 2001 and 1,501,737 shares held of record by BioAsia Investments, LLC and its affiliates, of which Dr. Kung is the managing member. Dr. Kung disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(11) Includes 8,000 shares held of record by Mr. Locher, 6,000 shares issuable upon exercise of options within 60 days of June 30, 2001, 400,000 shares held of record by SAM Sustainability Private Equity, L.P. and 400,000 shares held of record by Sustainable Performance Group N.V. Mr. Locher is a principal of SAM Equity Partners Ltd., which is the general partner of SAM Sustainability Private Equity, L.P. and manages the Sustainable Performance Group N.V. Mr. Locher disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(12) Excludes 550,000 shares held of record by CDC Financial Services (Mauritius) Limited. Mr. Mancini is director of technology-related investments at CDC Capital Partners, a division of CDC Group Plc.
     CDC Group Plc is the parent company of CDC Financial Services (Mauritius) Limited.

(13) Includes 35,000 shares held of record by Mr. Myers, 7,500 shares issuable upon exercise of options within 60 days of June 30, 2001 and 1,326,640 shares held of record by Milagro de Ladera L.P., of which Mr. Myers is a limited partner. Mr. Myers disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.


(14) Includes 42,500 shares issuable upon exercise of options within 60 days of June 30, 2001 and 1,837,244 shares held of record by Odyssey Fund Rockefeller & Co., Inc., of which Ms. Partlow is the investment manager. Ms. Partlow disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(15) Includes 16,000 shares held of record by Mr. Schlindwein, 6,000 shares issuable upon exercise of options within 60 days of June 30, 2001, 400,679 shares held of record by J.S.S. Management Co., Ltd., of which Mr. Schlindwein is a trustee, and 41,277 shares held of record by Suzanne Schlindwein, who is the wife of Mr. Schlindwein. Mr. Schlindwein disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

                          DESCRIPTION OF CAPITAL STOCK

   The following information describes our common stock and preferred stock, as well as options to purchase our common stock, and provisions of our certificate of incorporation and our bylaws. This description is only a summary. You should also refer to our certificate of incorporation and bylaws that have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.

   Upon the completion of this offering, we will be authorized to issue up to 66,000,000 shares of capital stock, $0.001 par value per share. Of these authorized shares, 60,000,000 shares will be designated as common stock and 6,000,000 shares will be designated as preferred stock.

Common Stock

   As of June 30, 2001, there were 3,688,239 shares of common stock outstanding that were held of record by approximately 72 stockholders. After giving effect
to the sale of the common stock we are offering, there will be      shares of
common stock outstanding, assuming no exercise of the underwriters' over-allotment option and conversion of all outstanding shares of preferred stock into common stock.

   The holders of our common stock are entitled to one vote for each share held of record upon such matters and in such manner as may be provided by law. Subject to preferences applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of funds legally available for dividend payments. In the event we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of the preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are validly issued, fully paid and nonassessable, and the shares of common stock to be issued in this offering will be validly issued, fully paid and nonassessable.

Preferred Stock

   As of June 30, 2001, there were 14,903,593 shares of preferred stock outstanding that were held of record by approximately 55 stockholders. In connection with the closing of this offering, all outstanding shares of our preferred stock will automatically be converted into common stock on a one-for-one basis. Upon the closing of this offering, we will be authorized to issue 6,000,000 shares of preferred stock that will not be designated as a particular class. Our board of directors will have authority to issue the undesignated preferred stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated preferred stock and to fix the number of shares constituting any series and the designation of the series, without any further vote or action by our stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Warrants

   In December 1998, in connection with a financing arrangement, we issued a warrant to purchase (a) 31,200 shares of our Series C preferred stock to MMC/GATX Partnership No. 1 and (b) 7,800 shares of our Series C preferred stock to Silicon Valley Bank, each with an exercise price of $1.70 per share. These warrants are exercisable at any time prior to the earlier of December 23, 2008 or five years after the closing of this offering. Upon the closing of this offering, these warrants will be exercisable for an aggregate of 39,000 shares of our common stock at an exercise price of $1.70 per share.

Registration Rights

   After the closing of this offering, the holders of approximately 16,938,557 shares of our common stock will be entitled to registration rights with respect to their shares. Beginning three months after the closing of this offering, the holders of approximately 30% of these securities may require us to register all or part of their shares. In addition, these holders may require us to include their shares in future registration statements that we file and may require us to register their shares on Form S-3. Upon registration, these shares will be freely tradable in the public market without restriction.

   All expenses in effecting these registrations, with the exception of underwriting discounts and selling commissions, will be borne by us. These registration rights are subject to some conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration. We have agreed to indemnify the holders of these registration rights, and each selling holder has agreed to indemnify us, against liabilities under the Securities Act, the Securities Exchange Act or other applicable federal or state law.

Anti-Takeover Effects of Provisions of our Charter Documents and Bylaws and Delaware Law

   Provisions of Delaware law and our certificate of incorporation and bylaws could make our acquisition by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

 Delaware Law

   We are subject to Section 203 of the Delaware General Corporation Law. Under this provision, we may not engage in any business combination with any interested stockholder for a period of three years following the date that stockholder became an interested stockholder, unless:

  . prior to that date the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction began; or

  . on or following that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines "business combination" to include:

  . any merger or consolidation involving the corporation and the interested stockholder;

  . any sale, transfer, pledge or other disposition of assets with an aggregate market value equal to 10% or more of the aggregate market value of all assets of the corporation or the aggregate market value of all outstanding stock of the corporation involving the interested stockholder;

  . subject to some exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  . any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

   In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

 Certificate of Incorporation and Bylaws

   Our certificate of incorporation and bylaws will contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change in control of our company. In particular, our certificate of incorporation and bylaws, as applicable, among other things, will:

  . provide that our board of directors will be divided into three classes of directors, as nearly equal in number as is reasonably possible, serving staggered terms so that directors' initial terms will expire at the first, second and third succeeding annual meeting of the stockholders following our initial public offering, respectively. At each such succeeding annual meeting, directors elected to succeed those directors whose terms are expiring at such meeting shall be elected for a three-year term of office. A vote of at least 80% of our capital stock would be required to amend this provision;

  . provide that special meetings of the stockholders may be called only by our president, our secretary or at the direction of the board. Advance written notice of a stockholder proposal or director nomination that the stockholder desires to present at a meeting of stockholders is required and generally must be received by the secretary not less than 45 days nor more than 75 days prior to the meeting;

  . not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in the board and, as a result, may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of our company;

  . provide that vacancies on our board may be filled by a majority of directors in office, although less than a quorum, and not by the stockholders; and

  . allow us to issue up to 6,000,000 shares of undesignated preferred stock with rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights, of the holders of common stock. In some circumstances, this issuance could have the effect of decreasing the market price of the common stock as well as having the anti-takeover effect discussed above.

   These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board and in the policies formulated by them and to discourage certain types of transactions that may involve an actual or threatened change in control of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is     . Its address
is       , and its telephone number is (   )      .

Quotation on the Nasdaq National Market

   We expect the shares to be approved for quotation on the Nasdaq National Market under the symbol "AGRQ."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no public offering for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale. Accordingly, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect prevailing market prices and our ability to raise equity capital in the future.

   Upon completion of this offering, we will have      shares of common stock
outstanding, assuming no exercise of options or warrants after June 30, 2001 and assuming the conversion of all shares of preferred stock outstanding into common stock, based on shares outstanding as of June 30, 2001. Of these shares,
the      shares of common stock sold in this offering, plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely transferable without restriction or registration under the Securities Act, except for shares purchased by any of our existing "affiliates," which generally include officers, directors or 10% stockholders, as that term is
defined in Rule 144 under the Securities Act. The remaining      shares of
common stock outstanding upon completion of this offering are "restricted securities" within the meaning of Rule 144 under the Securities Act. These shares may be sold in the public market only if registered, or if they qualify for an exemption from registration under Rule 144, Rule 144(k) or 701 promulgated under the Securities Act, each of which is summarized below.

   Including our directors and executive officers, holders of a total of
approximately      shares of common stock, including shares issuable upon
automatic conversion of the outstanding preferred stock, have entered into lock-up agreements generally providing that they will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, subject to some exceptions, for a period of 180 days after the date of this prospectus. We have entered into a similar agreement with Merrill Lynch. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, Rule 144(k) and 701, shares subject to lock-up agreements will not be eligible for sale until these agreements expire or are waived by Merrill Lynch. Taking into account the lock-up agreements, and assuming Merrill Lynch does not release the parties from these agreements, the following shares will be eligible for sale in the public market at the following times:

  . Beginning on the effective date of this offering,      shares will be
    immediately available for sale in the public market;

  . Beginning 90 days after the date of this prospectus, approximately shares will be eligible for sale under Rules 144 and 701;

  . Beginning 180 days after the date of this prospectus, the expiration date
    of the lock-up agreements, approximately      shares will be eligible for
    sale under Rules 144, 144(k) and 701; and

  . An additional        shares will become eligible for sale under Rule 144
    during the period beginning 180 days after the date of this prospectus
    through        , 2002, upon the expiration of various one-year holding
    periods. Shares eligible to be sold by affiliates under Rule 144 are subject to the volume restrictions below.

   Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (a) 1% of our then outstanding shares of common
stock, approximately        shares immediately after this offering, or (b) the
average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of sale is filed with the SEC. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, may sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

   Rule 701. Beginning 90 days after the effective date of this prospectus, subject to contractual restrictions, any of our employees, consultants or advisors who purchased shares from us prior to the closing of this offering under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that persons other than affiliates may sell shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitations or notice provisions of Rule 144.

   Stock plan. As of June 30, 2001, 1,455,003 shares of common stock remain available for grant under our stock plans and 350,000 shares of common stock are reserved for future issuance under our 2001 employee stock purchase plan. No shares have been issued to date under our 2001 employee stock purchase plan.

   After the closing of this offering, we intend to file registration statements under the Securities Act to register shares to be issued under our stock plans. These registration statements are expected to become effective immediately upon filing, and shares covered by the registration statements will then become eligible for sale in the public market. As a result, shares issued under our 1995 stock option plan, our 2000 stock incentive plan and our 2001 employee stock purchase plan, after the effectiveness of the registration statements, also will be freely tradeable in the public market, subject to Rule 144 limitations applicable to affiliates, vesting restrictions and expiration of lock-up agreements.

   Lock-up agreements. All of our executive officers and directors and holders
of approximately   % of our stock have signed lock-up agreements. Under these agreements, they have agreed, among other things, not to transfer or dispose of any shares of our common stock, or securities convertible into shares of common stock, for a period of 180 days after the date of this prospectus. Transfers or dispositions can be made sooner with the prior written consent of Merrill Lynch. This consent may be given at any time without public notice.

                                  UNDERWRITING

   Merrill Lynch, Pierce, Fenner & Smith Incorporated, Stephens Inc. and First Union Securities, Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally and not jointly have agreed to purchase from us, the number of shares listed opposite their names below.

                                                                        Number
   Underwriter                                                         of Shares
   -----------                                                         ---------
   Merrill Lynch, Pierce, Fenner & Smith
        Incorporated..................................................
   Stephens Inc. .....................................................
   First Union Securities, Inc. ......................................
                                                                         ----
        Total ........................................................
                                                                         ====

   Subject to the terms and conditions in the purchase agreement, the underwriters have agreed to purchase all the shares of our common stock being sold under the purchase agreement if any of these shares of our common stock are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriter may be increased or the purchase agreement may be terminated.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

   The underwriters are offering the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

   The representatives have advised us that the underwriters propose initially to offer the shares of our common stock to the public at the initial public offering price on the cover page of this prospectus and to dealers at that
price less a concession not in excess of $   per share. The underwriters may
allow, and the dealers may reallow, a discount not in excess of $   per share
to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

   The following table shows the public offering price, underwriting discount to be paid by us to the underwriters and the proceeds, before expenses, to us. This information assumes either no exercise or full exercise by the underwriters of their overallotment option.

                                          Per Share Without Option With Option
                                          --------- -------------- -----------
   Public offering price.................    $           $             $
   Underwriting discount.................    $           $             $
   Proceeds, before expenses, to
    AgraQuest............................    $           $             $

   The expenses of this offering, not including the underwriting discount, are
estimated at $     and are payable by us.

Overallotment Option

   We have granted an option to the underwriters to purchase up to additional shares of our common stock at the initial public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares of our common stock proportionate to that underwriter's initial amount reflected in the above table.

Reserved Shares

   At our request, the underwriters have reserved for sale, at the initial
public offering price, up to      shares of our common stock offered hereby to
be sold to certain individuals and entities designated by us. If these individuals and entities purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

   We, our executive officers and directors, and certain existing shareholders have agreed, with exceptions, not to sell or transfer any shares of our common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

  . offer, pledge, sell or contract to sell any common stock;

  . sell any option or contract to purchase any common stock;

  . purchase any option or contract to sell any common stock;

  . grant any option, right or warrant for the sale of any common stock;

  . lend or otherwise dispose of or transfer any common stock;

  . request or demand that we file a registration statement related to any common stock; or

  . enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

   This lock-up provision applies to shares of our common stock and to securities convertible into, or exchangeable or exercisable for, or repayable with, shares of our common stock. Subject to certain exceptions, it also applies to shares of our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

   Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and Merrill Lynch. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  . the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

  . our financial information;

  . the history of, and the prospects for, our company and the industry in which we compete;

  . an assessment of our management, our past and our present operations, and the prospects for, and timing of, our future revenues;

  . the present state of our development; and

  . the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

   An active trading market for the shares of our common stock may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

   The underwriters do not expect to sell more than 5% of the shares of our common stock in the aggregate to accounts over which they exercise discretionary authority.

Quotation on the Nasdaq National Market

   We expect the shares to be approved for quotation on the Nasdaq National Market under the symbol "AGRQ."

Price Stabilization, Short Positions and Penalty Bids

   Until the distribution of the shares of our common stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

   In connection with the offering, the underwriters may make short sales of our common stock. Short sales involve the sale by the underwriters at the time of the offering of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the public offering price at which they may purchase the shares through the over-allotment option.

   Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

   Similar to other purchase transactions, the purchases by the underwriters to cover syndicate short positions may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than it would otherwise be in the absence of these transactions.

   The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares of our common stock in the open market to reduce the underwriter's short position or to stabilize the price of such shares, they may reclaim the amount of the selling commission from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares of our common stock in that it discourages resales of those shares.

   Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

   Merrill Lynch will be facilitating Internet distribution for this offering to some of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site is not a part of this prospectus.

Other Relationships

   Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

   As of June 30, 2001, Stephens Group, Inc., the parent company of Stephens Inc., one of the underwriters, held 781,250 shares of our Series E preferred stock through Stephens-AgraQuest LLC, a limited liability company controlled by Stephens Group, Inc. These shares were purchased in April 2000 at $3.20 per share and represent approximately 4.2% of our outstanding equity securities prior to this offering.

                                 LEGAL MATTERS

   The validity of the common stock offered by this prospectus will be passed upon for us by Morrison & Foerster llp, Sacramento, California. Certain legal matters will be passed on for the underwriters by Sidley Austin Brown & Wood llp, New York, New York.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1999 and 2000, and for each of the three years in the period ended December 31, 2000, as set forth in their report. We have included our consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission, or the SEC, in Washington, D.C. a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract, agreement or document filed as an exhibit to the registration statement, with each of these statements being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a Web site maintained by the SEC. The address of this site is http://www.sec.gov.

   Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC and at the SEC's regional offices at the addresses noted above. You also will be able to obtain copies of this material from the Public Reference Section of the SEC as described above, or inspect them without charge at the SEC's Web site. We have applied for quotation of our common stock on the Nasdaq National Market. If we receive approval for quotation on the Nasdaq National Market, then you will be able to inspect reports, proxy and information statements and other information concerning us at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                                AGRAQUEST, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

   Report of Ernst & Young LLP, Independent Auditors.......................  F-2
   Consolidated balance sheets as of December 31, 1999 and 2000 (audited)
    and as of June 30, 2001 (unaudited)....................................  F-3
   Consolidated statements of operations for each of the three years in the period ended December 31, 2000 (audited) and for the six months ended
    June 30, 2000 and 2001 (unaudited).....................................  F-4
   Consolidated statements of changes in convertible preferred stock, common stock and other stockholders' equity (deficit) for each of the three years in the period ended December 31, 2000 (audited) and for the six months ended June 30, 2001 (unaudited).............................  F-5
   Consolidated statements of cash flows for each of the three years in the period ended December 31, 2000 (audited) and for the six months ended
    June 30, 2000 and 2001 (unaudited).....................................  F-6
   Notes to consolidated financial statements..............................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
AgraQuest, Inc.

   We have audited the accompanying consolidated balance sheets of AgraQuest, Inc. as of December 31, 1999 and 2000, and the related consolidated statements of operations, changes in convertible preferred stock, common stock and other stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AgraQuest, Inc. at December 31, 1999 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                                          /s/ Ernst & Young LLP

January 19, 2001

                                AGRAQUEST, INC.

                          CONSOLIDATED BALANCE SHEETS
                    (In thousands, except per share amounts)

                                                                     Pro Forma
                                       December 31,                Stockholders'
                                     ------------------  June 30,    Equity at
                                       1999      2000      2001    June 30, 2001
                                     --------  --------  --------  -------------
                                                              (Unaudited)
ASSETS

Current assets:
  Cash and cash equivalents........  $  2,849  $ 12,518  $  6,359
  Accounts receivable..............        95       261       146
  Other receivables................       --      1,033     1,064
  Inventories......................       204     1,198     1,417
  Other current assets.............        23        68        91
                                     --------  --------  --------
    Total current assets...........     3,171    15,078     9,077
Plant and equipment................     2,079     9,181     9,838
Other assets.......................       186       186       440
                                     --------  --------  --------
    Total assets...................  $  5,436  $ 24,445  $ 19,355
                                     ========  ========  ========

LIABILITIES AND STOCKHOLDERS'
EQUITY (DEFICIT)

Current liabilities:
  Accounts payable.................  $    265  $    502  $    389
  Accrued liabilities..............       457       731       384
  Deferred revenue.................       --        100        53
  Current portion of notes
   payable.........................       139       219       228
  Current portion of capital lease
   obligations.....................        96       104        74
                                     --------  --------  --------
    Total current liabilities......       957     1,656     1,128
Long-term liabilities:
  Seller promissory note...........       --      5,000     5,000
  Notes payable, net of current
   portion.........................       253       295       162
  Capital lease obligations, net of
   current portion.................       116        45        44
                                     --------  --------  --------
    Total liabilities..............     1,326     6,996     6,334

Commitments and contingencies
 (Notes 1 and 6)

Convertible preferred stock--16,000
 shares authorized, $0.001 par
 value; 9,676 shares issued and
 outstanding at December 31, 1999,
 14,904 shares issued and
 outstanding at December 31, 2000
 and June 30, 2001, none issued and
 outstanding pro forma (aggregate
 liquidation preference of $41,137
 and $42,532 at December 31, 2000
 and June 30, 2001)................    17,252    40,858    42,239    $    --
Stockholders' equity (deficit):
  Common stock--26,000 shares
   authorized, $0.001 par value;
   3,348, 3,553 and 3,688 shares
   issued and outstanding at
   December 31, 1999 and 2000 and
   June 30, 2001, 18,592 shares
   issued and outstanding
   pro forma.......................       567     1,336     2,192      44,431
  Deferred stock option
   compensation....................       --       (454)     (952)       (952)
  Accumulated deficit..............   (13,709)  (24,291)  (30,458)    (30,458)
                                     --------  --------  --------    --------
    Total stockholders' equity
     (deficit).....................   (13,142)  (23,409)  (29,218)   $ 13,021
                                     --------  --------  --------    ========
    Total liabilities and
     stockholders' equity
     (deficit).....................  $  5,436  $ 24,445  $ 19,355
                                     ========  ========  ========

                            See accompanying notes.

                                AGRAQUEST, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                                 Six Months
                                   Year Ended December 31,     Ended June 30,
                                   --------------------------  ----------------
                                    1998     1999      2000     2000     2001
                                   -------  -------  --------  -------  -------
                                                                 (Unaudited)
Revenues:
 Product sales...................  $   --   $   --   $    502  $   --   $   428
 Research revenue................      110       77       218       75      117
                                   -------  -------  --------  -------  -------
  Total revenues.................      110       77       720       75      545
Operating costs and expenses:
 Cost of product sales...........      --       --        502      --       484
 Manufacturing plant start-up
  costs..........................      --       --        --       --       295
 Research and development........    3,090    4,468     6,300    3,558    2,651
 Selling, general and
  administrative.................      836    1,749     2,914    1,191    1,777
 Stock option compensation (Note
  8).............................       15       12       224       14      301
                                   -------  -------  --------  -------  -------
  Total operating costs and
   expenses......................    3,941    6,229     9,940    4,763    5,508
                                   -------  -------  --------  -------  -------
Loss from operations.............   (3,831)  (6,152)   (9,220)  (4,688)  (4,963)
Interest income..................      190      155       218       85      241
Interest and other expense.......      (20)     (87)      (84)     (34)     (50)
                                   -------  -------  --------  -------  -------
Net loss.........................   (3,661)  (6,084)   (9,086)  (4,637)  (4,772)
Preferred stock accretion........     (341)    (810)   (1,496)    (642)  (1,395)
                                   -------  -------  --------  -------  -------
Net loss applicable to common
 stockholders....................  $(4,002) $(6,894) $(10,582) $(5,279) $(6,167)
                                   =======  =======  ========  =======  =======
Basic and diluted net loss per
 share applicable to common
 stockholders....................  $ (1.30) $ (2.20) $  (3.07) $ (1.55) $ (1.70)
                                   =======  =======  ========  =======  =======
Shares used in computing basic
 and diluted net loss per share
 applicable to common
 stockholders....................    3,068    3,140     3,451    3,399    3,620
                                   =======  =======  ========  =======  =======
Pro forma basic and diluted net
 loss per share applicable to
 common stockholders
 (unaudited).....................                    $  (0.61)          $ (0.26)
                                                     ========           =======
Shares used in computing pro
 forma basic and diluted net loss
 per share applicable to common
 stockholders (unaudited)........                      14,802            18,524
                                                     ========           =======

                            See accompanying notes.

                                AGRAQUEST, INC.

       CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK,
             COMMON STOCK AND OTHER STOCKHOLDERS' EQUITY (DEFICIT)
                                 (In thousands)

                           Convertible
                            Preferred
                              Stock       Common Stock    Deferred                    Total
                          --------------  ------------- Stock Option Accumulated  Stockholders'
                          Shares Amount   Shares Amount Compensation   Deficit   Equity (Deficit)
                          ------ -------  ------ ------ ------------ ----------- ----------------
Balance at December 31,
 1997...................   3,137 $ 3,149  3,068  $  434    $ --       $ (2,813)      $ (2,379)
Sale of Series C
 preferred stock, net of
 issuance costs of $85..   3,524   5,906    --      --       --            --             --
Fair value of options
 granted to non-
 employees..............     --      --     --       15      --            --              15
Preferred stock
 accretion..............     --      341    --      --       --           (341)          (341)
Net loss................     --      --     --      --       --         (3,661)        (3,661)
                          ------ -------  -----  ------    -----      --------       --------
Balance at December 31,
 1998...................   6,661   9,396  3,068     449      --         (6,815)        (6,366)
Sale of Series D
 preferred stock, net of
 issuance costs of $39..   3,015   7,046    --      --       --            --             --
Exercise of employee
 stock options..........     --      --     280      98      --            --              98
Fair value of options
 granted to non-
 employees..............     --      --     --       20      --            --              20
Preferred stock
 accretion..............     --      810    --      --       --           (810)          (810)
Net loss................     --      --     --      --       --         (6,084)        (6,084)
                          ------ -------  -----  ------    -----      --------       --------
Balance at December 31,
 1999...................   9,676  17,252  3,348     567      --        (13,709)       (13,142)
Sale of Series E
 preferred stock, net of
 issuance costs of $35..   2,252   7,168    --      --       --            --             --
Exercise of employee
 stock options..........     --      --     205      91      --            --              91
Fair value of stock
 options granted to non-
 employees..............     --      --     --      150      --            --             150
Deferred stock option
 compensation...........     --      --     --      528     (528)          --             --
Amortization of deferred
 stock option
 compensation...........     --      --     --      --        74           --              74
Sale of Series F
 preferred stock, net of
 issuance costs of $23..   2,976  14,942    --      --       --            --             --
Preferred stock
 accretion..............     --    1,496    --      --       --         (1,496)        (1,496)
Net loss................     --      --     --      --       --         (9,086)        (9,086)
                          ------ -------  -----  ------    -----      --------       --------
Balance at December 31,
 2000...................  14,904  40,858  3,553   1,336     (454)      (24,291)       (23,409)
Exercise of employee
 stock options
 (unaudited)............     --      --     135      57      --            --              57
Fair value of stock
 options granted to non-
 employees (unaudited)..     --      --     --       89      --            --              89
Additional Series F
 issuance costs
 (unaudited)............     --      (14)   --      --       --            --             --
Deferred stock option
 compensation
 (unaudited)............     --      --     --      710     (710)          --             --
Amortization of deferred
 stock option
 compensation
 (unaudited)............     --      --     --      --       212           --             212
Preferred stock
 accretion (unaudited)..     --    1,395    --      --       --         (1,395)        (1,395)
Net loss (unaudited)....     --      --     --      --       --         (4,772)        (4,772)
                          ------ -------  -----  ------    -----      --------       --------
Balance at June 30, 2001
 (unaudited)............  14,904 $42,239  3,688  $2,192    $(952)     $(30,458)      $(29,218)
                          ====== =======  =====  ======    =====      ========       ========

                            See accompanying notes.

                                AGRAQUEST, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                 (In thousands)

                                                                Six Months
                                   Year Ended December 31,    Ended June 30,
                                   -------------------------  ----------------
                                    1998     1999     2000     2000     2001
                                   -------  -------  -------  -------  -------
                                                                (Unaudited)
Operating activities
Net loss.........................  $(3,661) $(6,084) $(9,086) $(4,637) $(4,772)
Adjustments to reconcile net loss
 to net cash used in operating
 activities:
  Depreciation and amortization..       61      184      296      143      147
  Stock option and stock warrant
   expenses......................       15       20      224       14      301
Changes in operating assets and
 liabilities:
  Accounts receivable............      (16)     (79)    (166)      88      115
  Other receivables..............      --       --    (1,033)     --       (31)
  Inventories....................      --      (204)    (994)  (1,361)    (219)
  Other assets...................      (26)    (136)     (45)     (22)     (23)
  Accounts payable...............      132       77      237      275     (113)
  Accrued liabilities............       58      327      274     (292)    (347)
  Deferred revenue...............      --       --       100       75      (47)
                                   -------  -------  -------  -------  -------
Net cash used in operating
 activities......................   (3,437)  (5,895) (10,193)  (5,717)  (4,989)

Investing activities
Purchases of plant and
 equipment.......................     (701)  (1,122)  (2,357)    (120)    (780)

Financing activities
Proceeds from issuance of notes
 payable.........................      459      --       300      --       --
Repayment of notes payable.......      (38)    (142)    (178)     (71)    (125)
Repayment of capital lease
 obligations.....................       (9)     (92)    (104)     (51)     (54)
Proceeds from sale of common
 stock...........................      --        98       91        3       57
Proceeds from sale of convertible
 preferred stock.................    5,906    7,046   22,110    7,168      --
Increase in other non-current
 assets..........................      --       --       --       --      (268)
                                   -------  -------  -------  -------  -------
Net cash provided by (used in)
 financing activities............    6,318    6,910   22,219    7,049     (390)
                                   -------  -------  -------  -------  -------
Net increase (decrease) in cash
 and cash equivalents............    2,180     (107)   9,669    1,212   (6,159)
Cash and cash equivalents at
 beginning of period.............      776    2,956    2,849    2,849   12,518
                                   -------  -------  -------  -------  -------
Cash and cash equivalents at end
 of period.......................  $ 2,956  $ 2,849  $12,518  $ 4,061  $ 6,359
                                   =======  =======  =======  =======  =======
Supplementary disclosures of cash
 flow information and non-cash
 transactions:
Cash paid for interest...........  $    20  $    79  $    84  $    34  $   271
                                   =======  =======  =======  =======  =======
Borrowings for the purchase of
 plant and equipment.............  $    56  $   252  $ 5,041  $    41  $    24
                                   =======  =======  =======  =======  =======


                            See accompanying notes.

                                AGRAQUEST, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              As of December 31, 1999 and 2000 and for each of the
               three years in the period ended December 31, 2000
 (information as of June 30, 2000 and 2001 and for the six months then ended is unaudited)

1. Business and Significant Accounting Policies

 Description of Business and Plan of Operations

   AgraQuest, Inc. (the "Company") was incorporated under the laws of the State of Delaware on January 24, 1995. The Company is focused on discovering, developing, manufacturing and marketing effective, safe and environmentally friendly pest management products for agricultural and institutional and home markets.

   The Company has devoted substantially all of its efforts towards research and development activities and has recently commenced marketing and sales efforts of its first product. The Company is subject to a number of risks and uncertainties, including that: the Company may not be able to identify or commercialize product candidates, obtain regulatory approvals or develop adequate sales and marketing capabilities or distribution relationships; the markets for pest management products are intensely competitive; the Company depends on its principal management and scientific personnel; and the Company may not be able to protect its patents and proprietary rights. The Company has financed its operations primarily through the sale of preferred stock and various debt financing arrangements. Management believes that additional funding will be needed to finance planned operations. However, management has the intent, and believes it has the ability, to delay or reduce expenditures so as not to require additional financial resources if such resources are not available. If additional funding is not available, management believes that available resources will provide sufficient funding to enable the Company to meet its obligations at least through December 31, 2001.

 Basis of Presentation

   The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include the accounts of the Company and its subsidiary, AgraQuest de Mexico, S.A. de C.V. Intercompany accounts and transactions have been eliminated in consolidation.

 Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash Equivalents

   The Company considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents for the purpose of balance sheet and statement of cash flows presentation. Cash equivalents consist primarily of funds invested in money market accounts at the balance sheet dates. The carrying value of cash and equivalents approximates market value at the balance sheet dates.

 Concentrations of Risk

   Financial instruments which subject the Company to potential credit risk consist of its cash equivalents and accounts receivable. The Company invests with high credit quality financial institutions. The Company believes the financial risks associated with these financial instruments are minimal.

                                AGRAQUEST, INC.

   The Company's Serenade product has accounted for all of the Company's product sales for the year ended December 31, 2000 and for the six months ended June 30, 2001. For the year ended December 31, 2000, four distributors accounted for 34%, 25%, 17% and 13% of total product sales. As of December 31, 2000, two of these distributors represent 48% and 37% of total accounts receivable. For the six months ended June 30, 2001, three distributors accounted for 39%, 23% and 21% of total product sales. In the opinion of management, these distributors represent the leading national agricultural distributors in the United States in the Company's markets. The Company generally does not require collateral. The Company may provide reserves for potential credit losses but has not experienced significant losses to date.

 Inventories

   Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market value. At December 31, 2000, inventory consisted of the following: raw materials of $156,000, work-in-process of $325,000 and finished goods of $717,000.

 Plant and Equipment

   Plant and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the lesser of the estimated useful lives of the assets or the lease term, generally 3 to 20 years.

 Revenue Recognition

   The Company recognizes revenue from product sales upon shipment to its distributors, unless contractual obligations, acceptance provisions or other contingencies exist. If such obligations or provisions exist, revenue is recognized after such obligations or provisions are fulfilled or expire. Distributors do not have price protection or return rights. The Company generates research revenues from research and development activities under contracts with other entities. The Company recognizes revenue from "best efforts" research and development contracts as work is performed. If, however, the contracts provide for specific milestones or deliverables, the Company recognizes revenue upon the achievement of such milestones or upon delivery. Funding received in advance of work performed, including up-front payments, is recorded as deferred revenue. The Company may also receive payments under strategic collaboration agreements as the collaborators or their sublicensees achieve product development milestones as well as royalty payments based on sales of products that incorporate its proprietary technology. The Company will recognize any future milestone payments or royalty revenues as earned.

   The Company has deferred the recognition of revenue for some sales transactions that provide for payment terms of relatively longer duration. During the six months ended June 30, 2001, the Company deferred recognition of such revenue in the amount $334,000. For transactions with such longer payment terms, the Company's policy is to recognize revenue upon the earlier of cash received or the original invoice due date, assuming collectibility is deemed probable at that date. At June 30, 2001, transactions with such longer payment terms have original invoice due dates in August 2001.

 Research and Development

   Research and development costs are expensed to operations as incurred in accordance with Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs." The cost of product manufactured in pre-production batches yielding saleable quantities of Serenade has been included in inventories. These quantities have been recorded at the lower of cost or net realizable value.

                                AGRAQUEST, INC.

 Advertising

   The Company expenses advertising costs as incurred. Advertising costs for the year ended December 31, 2000 and for the six months ended June 30, 2001 were $357,000 and $209,000. No such costs were incurred prior to fiscal 2000.

 Stock Option Compensation

   As permitted under the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), for stock options granted to its employees, the Company has elected to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations ("APB 25"). Under the intrinsic value method, compensation cost is the excess, if any, of the fair value of the stock at the grant date, or other measurement date, over the amount an employee must pay to acquire the stock.

 Segment Disclosures

   The Company operates in one segment, the development, manufacture and marketing of effective, safe and environmentally friendly pest management products for agricultural and institutional and home markets. For the year ended December 31, 2000, sales to the U.S. and Chile accounted for 75% and 25% of total product sales. For the six months ended June 30, 2001, the U.S. accounted for 100% of total product sales.

 Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which, as amended, is required to be adopted in years beginning after June 15, 2000. Because the Company does not use derivative instruments, the adoption of SFAS 133 did not have an effect on the results of operations, financial position or cash flows of the Company.

 Unaudited Interim Financial Information

   The financial information at June 30, 2001 and for the six months ended June 30, 2000 and 2001 is unaudited but in the opinion of management includes all adjustments, consisting of normal recurring adjustments, which the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results of the June 30, 2001 interim period are not necessarily indicative of the results for the entire fiscal year or future periods.

2. Unaudited Pro Forma Stockholders' Equity and Net Loss Per Share

   The Board of Directors has authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. If the initial public offering contemplated by the Company is consummated, all of the preferred stock outstanding will automatically be converted into shares of common stock on a one-for-one basis. Unaudited pro forma stockholders' equity at June 30, 2001 is set forth in the accompanying consolidated balance sheet and reflects the adjustment for the assumed conversion of preferred stock outstanding at June 30, 2001. Upon the completion of this offering, the Company will be authorized to issue up to 66,000,000 shares of capital stock, $0.001 par value per share. Of these authorized shares, 60,000,000 shares will be designated as common stock and 6,000,000 shares will be designated as preferred stock.

                                AGRAQUEST, INC.

   Basic and diluted net loss per share applicable to common stockholders have been computed using the weighted-average number of shares of common stock outstanding during the period. Pro forma basic and diluted net loss per share applicable to common stockholders, as presented in the statements of operations, have been computed as described above and also give effect to the conversion of the convertible preferred stock (using the if-converted method) from the original date of issuance. To date, the Company has not had any issuances of shares for nominal consideration as that term is used in the Securities and Exchange Commission's Staff Accounting Bulletin No. 98, "Earnings Per Share."

   The following table presents the calculation of basic and diluted net loss per share and pro forma basic and diluted net loss per share (in thousands, except per share amounts):

                                                               Six Months
                                 Year Ended December 31,     Ended June 30,
                                 --------------------------  ----------------
                                  1998     1999      2000     2000     2001
                                 -------  -------  --------  -------  -------
                                                               (Unaudited)
Numerator used for basic and
 diluted net loss per share
 applicable to common
 stockholders................... $(4,002) $(6,894) $(10,582) $(5,279) $(6,167)
                                 =======  =======  ========  =======  =======
Denominator used for basic and
 diluted net loss per share
 applicable to common
 stockholders--weighted average
 common shares outstanding......   3,068    3,140     3,451    3,399    3,620
                                 =======  =======  ========  =======  =======
Basic and diluted net loss per
 share applicable to common
 stockholders................... $ (1.30) $ (2.20) $  (3.07) $ (1.55) $ (1.70)
                                 =======  =======  ========  =======  =======
Potentially dilutive securities
 excluded from diluted net loss
 per share applicable to common
 stockholders computation
 because they are anti-
 dilutive.......................   8,190   11,156    17,139   13,784   17,368
                                 =======  =======  ========  =======  =======
Numerator used for pro forma
 basic and diluted net loss per
 share applicable to common
 stockholders (unaudited).......                   $ (9,086)          $(4,772)
                                                   ========           =======
Shares used in computing pro
 forma basic and diluted net
 loss per share applicable to
 common stockholders
 (unaudited):
  Shares used above.............                      3,451             3,620
  Pro forma adjustments to
   reflect weighted effect of
   the assumed conversion of
   preferred stock (unaudited)..                     11,351            14,904
                                                   --------           -------
                                                     14,802            18,524
                                                   ========           =======
Pro forma basic and diluted net
 loss per share applicable to
 common stockholders
 (unaudited)....................                   $  (0.61)          $ (0.26)
                                                   ========           =======

                                AGRAQUEST, INC.

3. Other Receivables

   Other receivables consist of the following at December 31, 2000 (in thousands):

   VAT refund........................................................... $  836
   Refund due from supplier.............................................    164
   Other................................................................     33
                                                                         ------
                                                                         $1,033
                                                                         ======

4. Plant and Equipment

   Plant and equipment consists of the following (in thousands):

                                                                 December 31,
                                                                 --------------
                                                                  1999    2000
                                                                 ------  ------
   Land......................................................... $  --   $1,237
   Manufacturing plant and equipment............................    --    5,992
   Laboratory equipment and pilot plant.........................  1,672   1,751
   Leasehold improvements.......................................    562     564
   Office furniture and equipment...............................    117     175
   Vehicles.....................................................     13      43
                                                                 ------  ------
                                                                  2,364   9,762
   Less accumulated depreciation and amortization...............   (285)   (581)
                                                                 ------  ------
                                                                 $2,079  $9,181
                                                                 ======  ======

   The Company has granted to third parties interests in specific plant and equipment as part of certain financing arrangements (Note 5).

   In December 2000, the Company purchased a manufacturing facility in Tlaxcala, Mexico for $7.0 million. A portion of the purchase price was financed with a promissory note from the seller (Note 5). During the six months ended June 30, 2001, the Company incurred costs for one-time activities related to opening this new facility as well as costs required to ready the purchased long-lived assets for their intended use. As of June 30, 2001, activities necessary to prepare this facility for its intended use were in progress.

   Manufacturing plant start-up costs were $295,000 for the six months ended June 30, 2001 and represents expenses incurred through June 30, 2001 in connection with one-time activities related to opening the new manufacturing facility in Tlaxcala, Mexico. These costs have been accounted for in accordance with Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." Costs associated with start-up activities are primarily related to the operating costs incurred during the pre-production period which include a portion of salary-related expenses for employees in Mexico, travel costs for the implementation team, consulting fees and routine maintenance costs. These start-up costs exclude expenditures relating to constructing and developing long-lived assets and other necessary activities to prepare these assets for their intended use.

   Of total interest costs of $271,000 incurred during the six months ended June 30, 2001, $225,000 has been capitalized as part of the Company's new manufacturing facility in accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost."

                                AGRAQUEST, INC.

5. Notes Payable and Capital Lease Obligations

   In December 2000, the Company purchased a manufacturing facility in Tlaxcala, Mexico for $7.0 million. A portion of the purchase price, $5.0 million, has been financed with a promissory note from the seller which bears interest at a rate of 9.0% per annum. The maturity date of this note is the earlier of: December 2002, the receipt of proceeds from an underwritten initial public offering, the receipt of proceeds from a private placement financing specifically designated for the financing of the facility or debt financing of the facility.

   Other notes payable consist of the following (in thousands):

                                                                   December
                                                                      31,
                                                                  ------------
                                                                  1999   2000
                                                                  -----  -----
   Note payable, bearing interest at an effective rate of 13.5%
    per annum, payable through July 2002, collateralized by
    equipment with a net book value of $388 at December 31,
    2000........................................................  $ 345  $ 496
   Note payable, bearing interest at 19.4% per annum, payable through October 2001, collateralized by equipment with a net
    book value of $38 at December 31, 2000......................     47     18
                                                                  -----  -----
                                                                    392    514
   Less current portion.........................................   (139)  (219)
                                                                  -----  -----
                                                                  $ 253  $ 295
                                                                  =====  =====

   As of December 31, 2000, aggregate contractual future principal payments by year on notes payable are due as follows: 2001-$219,000; 2002-$5.2 million; and 2003-$59,000.

   In accordance with Statement of Financial Accounting Standard No. 13, "Accounting for Leases," the Company accounts for certain equipment acquired under financing arrangements as capital leases. This equipment is included in plant and equipment and related amortization is included in depreciation expense. The cost of this equipment was $317,000 and $358,000 and the related accumulated amortization was $38,000 and $67,000 as of December 31, 1999 and 2000.

   The Company's aggregate commitment under these lease arrangements as of December 31, 2000 is as follows (in thousands):

   2001.................................................................. $ 126
   2002..................................................................    24
   2003..................................................................     6
                                                                          -----
   Total minimum payment required........................................   156
   Less: amount representing interest....................................    (7)
                                                                          -----
   Present value of future payments......................................   149
   Less: current portion.................................................  (104)
                                                                          -----
                                                                          $  45
                                                                          =====

   The carrying values of these obligations approximate their fair values as of December 31, 1999 and 2000. The fair value of long-term debt is estimated based on current interest rates available to the Company for debt instruments with similar terms, degrees of risk and remaining maturities.

                                AGRAQUEST, INC.

6. Commitments and Contingencies

 Lease Commitments

   The Company has executed a 10 year lease agreement on a building in Davis, California for office, laboratory and pilot plant space. The lease agreement provides for annual minimum lease payments of approximately $194,000 which commenced upon completion of construction in March 1999. Rental expense charged to operations for all operating leases was approximately $100,000, $208,000 and $244,000 for the years ended December 31, 1998, 1999 and 2000 and $126,000 for the six months ended June 30, 2001.

 Contingencies

   The Company may from time to time become a party to various legal proceedings arising in the ordinary course of its business. The Company is not currently subject to any legal proceeding.

7. Convertible Preferred Stock

   The Company's convertible preferred stock is classified as mezzanine financing due to the liquidation rights upon a change in control. The carrying amount is adjusted to its redemption amount at each balance sheet date.

   At December 31, 2000, the Company was authorized to issue up to 16,000,000 shares of convertible preferred stock, issuable in series, with the rights and preferences of each designated series to be determined by the Board of Directors. The outstanding shares of convertible preferred stock automatically convert into common stock upon the closing of an underwritten public offering of common stock provided the offering meets certain minimum proceeds requirements.

   Convertible preferred stock as of December 31, 2000 is as follows (in thousands):

                                                     Shares
                                                   Issued and   Gross     Net
                                        Designated Outstanding Proceeds Proceeds
                                        ---------- ----------- -------- --------
   Series A............................      150        138    $    97  $    91
   Series B............................    3,000      2,999      3,149    3,058
   Series C............................    3,575      3,524      5,991    5,906
   Series D............................    3,025      3,015      7,085    7,046
   Series E............................    3,250      2,252      7,203    7,168
   Series F............................    3,000      2,976     14,965   14,942
                                          ------     ------    -------  -------
                                          16,000     14,904    $38,490  $38,211
                                          ======     ======    =======  =======

   Each share of Series A, B, C, D, E and F convertible preferred stock is convertible, at the option of the holder, into common stock on a one-for-one basis, subject to certain adjustments for dilution, if any, resulting from future stock issuances.

   The Series A, B, C, D, E and F convertible preferred stockholders are entitled to noncumulative dividends, before and in preference to any dividends paid on common stock. Dividends will be paid only when and if declared by the Board of Directors. No dividends have been declared through December 31, 2000. Beginning on October 1, 2002 for Series C, October 1, 2003 for Series D, October 1, 2004 for Series E and October 1, 2005 for Series F, cumulative dividends will accrue at rates from 8% to 12% per annum and will be payable, quarterly in cash, beginning on January 1, 2003 for Series C, January 1, 2004 for Series D, January 1, 2005 for Series E and January 1, 2006 for Series F.

                                AGRAQUEST, INC.

   The liquidation preference of Series A, B, C, D, E and F convertible preferred stock is nonparticipating and the stockholders are entitled to receive $0.70; $1.05; $1.70 plus 8% of this amount per annum from the date of issuance; $2.35 plus 8% of this amount per annum from the date of issuance; $3.20 plus 8% of this amount per annum from the date of issuance; and $5.00 plus 8% of this amount per annum from the date of issuance, respectively. As of June 30, 2001, the aggregate liquidation preference was $42.5 million.

   The Series A, B, C, D, E and F convertible preferred stockholders have voting rights equal to the shares of common stock issuable upon conversion.

8. Stockholders' Equity (Deficit)

 Common Stock

   As of December 31, 2000, the Company has reserved shares of common stock for the conversion of preferred stock, the exercise of warrants, and the issuance of options granted under the Company's stock option plans as follows (in thousands):

   Convertible preferred stock........................................... 14,904
   Warrants..............................................................     39
   Stock option plans....................................................  3,015
                                                                          ------
                                                                          17,958
                                                                          ======

   Subsequent to December 31, 2000, an additional 1,000,000 shares of the Company's common stock has been reserved for future issuance pursuant to its 2000 stock incentive plan.

 Warrants

   In December 1998, in connection with entering into a credit agreement, the Company issued warrants, which were immediately exercisable, to purchase 39,000 shares of common stock at an exercise price of $1.70 per share. These warrants expire in December 2008. The Company determined the fair value of these warrants using the Black-Scholes option pricing model assuming a fair value of the Company's common stock at the date of issuance of $0.35 per share, volatility factor of 0.75, risk-free interest rate of 5.4%, contractual life of 10 years and no dividend yield. The fair value of $8,000 was fully amortized in 1999 as interest expense.

 Stock Option Plans

   The Company established a stock option plan in 1995 under which employees, consultants and directors may be granted Incentive Stock Options ("ISOs") or Nonstatutory Stock Options ("NSOs") to purchase shares of the Company's common stock. This plan permits ISOs to be granted at an exercise price not less than the fair value of the Company's stock on the date of grant and NSOs at an exercise price not less than 85% of the fair value of the Company's common stock on the date of grant. Options granted under this plan generally expire 10 years from the date of grant. Options generally vest 20% on the first anniversary from the date of grant and 1/20 per quarter thereafter, however, options may be granted with different vesting terms as determined by the Board of Directors. A total of 2,500,000 shares of common stock have been authorized for issuance pursuant to this stock option plan.

   In December 2000, the Company adopted the 2000 stock incentive plan, which was amended and restated in January 2001. The Company originally reserved 1,000,000 shares of common stock pursuant to this plan and an additional 1,000,000 shares upon its amendment and restatement.

                                AGRAQUEST, INC.

   The Company adopted the 2001 non-employee director stock program as part of the 2000 stock incentive plan. In addition, the Company adopted the 2001 employee stock purchase plan and has reserved 350,000 shares under this plan. These programs will become effective as of the effective date of the initial public offering.

   A summary of stock option activity is as follows (in thousands, except per share data):

                                                             Options Outstanding
                                                             -------------------
                                                                       Weighted-
                                                                        Average
                                                             Number of Exercise
                                                              Shares     Price
                                                             --------- ---------
Balance as of December 31, 1997.............................     984     $0.35
  Granted...................................................     506      0.35
                                                               -----
Balance as of December 31, 1998.............................   1,490      0.35
  Granted...................................................     234      0.35
  Exercised.................................................    (280)     0.35
  Forfeited.................................................      (3)     0.35
                                                               -----
Balance as of December 31, 1999.............................   1,441      0.35
  Granted...................................................   1,021      1.53
  Exercised.................................................    (205)     0.44
  Forfeited.................................................     (60)     0.47
                                                               -----
Balance as of December 31, 2000.............................   2,197      0.89
  Granted (unaudited).......................................     525      4.19
  Exercised (unaudited).....................................    (135)     0.43
  Forfeited (unaudited).....................................    (162)     0.43
                                                               -----
Balance as of June 30, 2001 (unaudited).....................   2,425      1.66
                                                               =====

   The weighted-average remaining contractual life of options outstanding as of December 31, 1999 was approximately 8 years. Options to purchase 720,000 shares of common stock at a weighted-average exercise price of $0.35 per share were outstanding and vested at December 31, 1999.

   The following table summarizes information concerning options outstanding and vested as of December 31, 2000 (in thousands, except per share and remaining contractual life data):

                                   Options Outstanding         Options Vested
                             ------------------------------- -------------------
                                        Weighted
                                         Average   Weighted-           Weighted-
                                        Remaining   Average             Average
                             Number of Contractual Exercise  Number of Exercise
Exercise Prices               Shares      Life       Price    Shares     Price
---------------              --------- ----------- --------- --------- ---------
$0.35.......................   1,317         7       $0.35       903     $0.35
$0.70 to $1.50..............     635         9        0.83       191      0.76
$2.25 to $5.00..............     245        10        3.35       --        --
                               -----                           -----
                               2,197         8        0.89     1,094      0.42
                               =====                           =====

                                AGRAQUEST, INC.

   The following table summarizes information concerning options outstanding and vested as of June 30, 2001 (unaudited, in thousands, except per share and remaining contractual life data):

                                   Options Outstanding         Options Vested
                             ------------------------------- -------------------
                                        Weighted
                                         Average   Weighted-           Weighted-
                                        Remaining   Average             Average
                             Number of Contractual Exercise  Number of Exercise
Exercise Prices               Shares      Life       Price    Shares     Price
---------------              --------- ----------- --------- --------- ---------
$0.35.......................   1,071         6       $0.35       755     $0.35
$0.70 to $1.50..............     582         9        0.84       223      0.74
$2.25 to $3.50..............     437         9        3.40         1      2.25
$4.25 to $5.00..............     335        10        4.98       103      4.94
                               -----                           -----
                               2,425         8        1.66     1,082      0.87
                               =====                           =====

   As of December 31, 2000 and June 30, 2001, approximately 818,000 and 1,455,000 shares of common stock were available for future grant under the Company's option plans.

 Stock Option Compensation

   For the year ended December 31, 2000 and for the six months ended June 30, 2001, the Company recorded deferred stock option compensation of $528,000 and $710,000 in connection with the grant of stock options to employees. Deferred stock option compensation is the difference between the exercise price of the options and the fair value of the common stock at the date of grant. Fair value was determined based on the business factors underlying the value of the Company's common stock on the date of grant. These amounts were recorded as a component of stockholders' equity(deficit) and are being amortized as charges to operations over the vesting period of the options, generally five years using a graded-vesting method.

   The Company has recorded compensation expense for options granted to consultants in accordance with Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." The Company determined the fair value of these options using the Black-Scholes option pricing model, the estimated fair value of the Company's common stock at the date of issuance, volatility factor of 0.75, risk-free rate of interest of 5.4%, maximum term of 10 years and no dividend yield.

   The Company has recorded stock option compensation expense as follows (in thousands):

                                                                   Six Months
                                                      Year Ended      Ended
                                                     December 31,   June 30,
                                                    -------------- -----------
                                                    1998 1999 2000 2000  2001
                                                    ---- ---- ---- ----- -----
                                                                   (Unaudited)
Research and development........................... $ 15 $ 12 $199 $  14 $ 174
Selling, general and administrative................   --   --   25    --   127
                                                    ---- ---- ---- ----- -----
                                                    $ 15 $ 12 $224 $  14 $ 301
                                                    ==== ==== ==== ===== =====
Amortization of deferred stock option
 compensation...................................... $ -- $ -- $ 74 $  -- $ 212
Fair value of options granted to non-employees.....   15   12  150    14    89
                                                    ---- ---- ---- ----- -----
                                                    $ 15 $ 12 $224 $  14 $ 301
                                                    ==== ==== ==== ===== =====

                                AGRAQUEST, INC.

   In addition, during the year ended December 31, 1999, the Company recognized interest expense of $8,000 for the fair value of warrants issued in connection with a credit agreement.

Pro Forma Information

   Pro forma information regarding net loss applicable to common stockholders is required by SFAS 123, as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. Option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable measure of the fair value of its employee stock options.

   For purposes of the SFAS 123 pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The weighted-average fair value of these options was $0.23 per share, $0.23 per share and $1.51 per share for the years ended December 31, 1998, 1999 and 2000, respectively, and $4.59 per share for the six months ended June 30, 2001. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model and a graded-vesting approach using the following weighted-average assumptions: volatility factor of 0.75, risk-free interest rate of 5.4%, weighted-average expected option life of 5 years; and no annual dividends. The Company's SFAS 123 pro forma net loss applicable to common stockholders was $4.1 million, $7.0 million, and $10.9 million for the years ended December 31, 1998, 1999 and 2000, respectively, and $7.0 million for the six months ended June 30, 2001. The Company's SFAS 123 pro forma net loss per share applicable to common stockholders was $1.33, $2.23 and $3.16 for the years ended December 31, 1998, 1999 and 2000, respectively and $1.94 for the six months ended June 30, 2001. Future pro forma results of operations may be materially different from amounts reported as future years will include the effects of additional stock option grants.

9. Income Taxes

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                                December 31,
                                                               ----------------
                                                                1999     2000
                                                               -------  -------
   Deferred tax assets:
     Net operating loss carryforwards......................... $ 4,951  $ 8,589
     Tax credits..............................................     297      559
     Other....................................................     108      141
                                                               -------  -------
                                                                 5,356    9,289
   Valuation allowance for deferred tax assets................  (5,282)  (9,142)
                                                               -------  -------
                                                                    74      147
   Deferred tax liabilities:
     Depreciation.............................................     (74)    (147)
                                                               -------  -------
                                                                   (74)    (147)
                                                               -------  -------
       Net deferred tax asset................................. $   --   $   --
                                                               =======  =======

   Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain. The valuation allowance increased by $1.6 million and $2.5 million during the years ended

                                AGRAQUEST, INC.

December 31, 1998 and 1999, respectively. As of December 31, 2000, the Company had net operating loss carryforwards of approximately $21.5 million for federal and state income tax purposes which expire in the years 2010 through 2020 and 2003 through 2010, respectively. The Company also had approximately $322,000 and $360,000 in federal and state income tax credits which expire in the years 2010 through 2020.

   The principal reasons for the difference between the effective income tax rate and the federal statutory income tax rate of 34% in each year are as follows:

                                                     Year Ended December 31,
                                                     -------------------------
                                                      1998     1999     2000
                                                     -------  -------  -------
   Federal benefit expected at statutory rate....... $(1,245) $(2,069) $(3,092)
   Net operating loss with no current benefit.......   1,245    2,069    3,092
                                                     -------  -------  -------
   Income tax benefit............................... $   --   $   --   $   --
                                                     =======  =======  =======

   Future utilization of the Company's net operating loss and other credit carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating losses and credits before utilization.

10. 401(k) Plan

   Substantially all of the Company's full-time employees are eligible to participate in a tax deferred investment plan (the "401(k) Plan") established by the Company. The 401(k) Plan permits each employee to contribute up to 15% of compensation on a pre-tax basis, to a maximum amount per calendar year. The Company may provide a discretionary matching contribution to the 401(k) Plan, which is determined each year by the Company. The Company has provided no matching contributions to the 401(k) Plan to date.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   Through and including       , 2001 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                        Shares


                           [LOGO OF AGRAQUEST, INC.]

                                  Common Stock

                               ----------------

                                   PROSPECTUS

                               ----------------

                              Merrill Lynch & Co.

                                 Stephens Inc.

                          First Union Securities, Inc.

                                        , 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The expenses to be paid by the Registrant in connection with the distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

                                                                        Amount*
                                                                        -------
   Securities and Exchange Commission Filing Fee....................... $18,750
   NASD Filing Fee.....................................................   8,000
   Nasdaq National Market Listing Fee..................................   5,000
   Accounting Fees and Expenses........................................     **
   Blue Sky Fees and Expenses..........................................     **
   Legal Fees and Expenses.............................................     **
   Transfer Agent and Registrar Fees and Expenses......................     **
   Printing Expenses...................................................     **
   Miscellaneous Expenses..............................................     **
                                                                        -------
     Total............................................................. $
                                                                        =======

--------
 * All amounts are estimates except the SEC filing fee, the NASD filing fee and the Nasdaq National Market listing fee.

** To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's certificate of incorporation and bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant intends to enter into separate indemnification agreements with its directors, officers and certain employees which would require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees. The Registrant also intends to maintain director and officer liability insurance, if available on reasonable terms.

   These indemnification provisions and the indemnification agreement to be entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

   The underwriting agreement, which is Exhibit 1.1 to this registration statement, provides for indemnification by our underwriters and their officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities.

   Since January 1, 1998, the Registrant has issued and sold the following unregistered securities:

     1. Between January 1, 1998 and June 30, 2001, the Registrant granted 2,286,072 shares of restricted common stock and options to purchase shares of common stock at prices ranging from $0.35 to $5.00 to employees, directors and consultants pursuant to its 1995 stock option plan and 2000 stock incentive plan. These issuances were made in reliance on Rule 701 of the Securities Act.

     2. In March 1998, the Registrant issued and sold an aggregate of 3,464,711 shares of its Series C preferred stock to a total of 17 investors for an aggregate purchase price of $5,890,008.70. These sales were made in reliance on Section 4(2) of the Securities Act.

     3. In December 1998, the Registrant issued a warrant to purchase 31,200 shares of its Series C preferred stock to MMC/GATX Partnership No. 1 and a warrant to purchase 7,800 shares of its Series C preferred stock to Silicon Valley Bank. These warrants were issued in reliance on Section 4(2) of the Securities Act.

     4. In April 1999, the Registrant issued and sold an aggregate of 3,015,267 shares of its Series D preferred stock to a total of 29 investors for an aggregate purchase price of $7,085,877.90. These sales were made in reliance on Section 4(2) of the Securities Act.

     5. In April 2000, the Registrant issued and sold an aggregate of 2,251,919 shares of its Series E preferred stock to a total of 13 investors for an aggregate purchase price of $7,206,140.80. These sales were made in reliance on Section 4(2) of the Securities Act.

     6. In December 2000, the Registrant issued and sold an aggregate of 2,976,333 shares of its Series F preferred stock to a total of 24 investors for an aggregate purchase price of $14,781,665. These sales were made in reliance on Section 4(2) of the Securities Act.

   The issuances of the securities in the transactions above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act promulgated thereunder as transactions by an issuer not involving a public offering, where the purchasers represented their intention to acquire the securities for investment only and not with a view to distribution and received or had access to adequate information about the Registrant, or Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation.

   Appropriate legends were affixed to the stock certificates issued in the above transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. No underwriters were employed in any of the above transactions.

Item 16. Exhibits and Financial Statement Schedules.

   (a) Exhibits

   The exhibits are as set forth in the Exhibit Index.

   (b) Financial Statement Schedules.

   All schedules have been omitted because they are not required or are not applicable or the required information is shown in the financial statements or related notes.

Item 17. Undertakings.

   The Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sacramento, State of California on the 3rd day of August 2001.

                                          AgraQuest, Inc.

                                              /s/ PAMELA G. MARRONE, PH.D.
                                          By: _________________________________
                                                  PAMELA G. MARRONE, PH.D.
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Pamela G. Marrone, Ph.D. and Donald J. Glidewell, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

             Signature                           Title                  Date
             ---------                           -----                  ----

  /s/ PAMELA G. MARRONE, PH.D.       President, Chief Executive    August 3, 2001
____________________________________  Officer and Chairman
      PAMELA G. MARRONE, PH.D.        (Principal Executive
                                      Officer)

    /s/ DONALD J. GLIDEWELL          Chief Financial Officer       August 3, 2001
____________________________________  (Principal Financial and
        DONALD J. GLIDEWELL           Accounting Officer)

        /s/ ANN PARTLOW              Director                      August 3, 2001
____________________________________
            ANN PARTLOW

      /s/ GEORGE E. MYERS            Director                      August 3, 2001
____________________________________
          GEORGE E. MYERS

   /s/ FRANK F.C. KUNG, PH.D.        Director                      August 3, 2001
____________________________________
       FRANK F.C. KUNG, PH.D.

             Signature                           Title                  Date
             ---------                           -----                  ----

          /s/ JACK HUNT              Director                      August 3, 2001
____________________________________
             JACK HUNT

    /s/ JAMES A. SCHLINDWEIN         Director                      August 3, 2001
____________________________________
        JAMES A. SCHLINDWEIN

        /s/ WALTER LOCHER            Director                      August 3, 2001
____________________________________
           WALTER LOCHER

      /s/ G. STEVEN BURRILL          Director                      August 3, 2001
____________________________________
         G. STEVEN BURRILL

        /s/ JOE A. MANCINI           Director                      August 3, 2001
____________________________________
           JOE A. MANCINI

                                 EXHIBIT INDEX

 Exhibit
 Number                                 Document
 -------                                --------
  1.1*   Form of Underwriting Agreement

  3.1*   Certificate of Incorporation of the Registrant

  3.2*   Bylaws of the Registrant

  4.1    Reference is made to Exhibits 3.1 and 3.2

  4.2*   Specimen Stock Certificate of the Registrant

  4.3    Fourth Amended and Restated Investors' Rights Agreement, dated as of
          December 11, 2000, among the Registrant, certain holders of the Registrant's preferred stock, certain holders of warrants to purchase the Registrant's capital stock and certain of the Registrant's founders

  5.1*   Opinion of Morrison & Foerster LLP

 10.1*   Form of Indemnification Agreement between the Registrant and each of its executive officers and directors

 10.2    Registrant's 1995 Stock Option Plan, as amended

 10.3    2000 Stock Incentive Plan, as amended

 10.4 2001 Employee Stock Purchase Plan, including forms of agreements thereunder

 10.5    Lease, dated as of July 8, 1998, between the Registrant and Jim
          Joseph, as trustee for the Jim Joseph Revocable Trust

 10.7*+ Research and Development Agreement, dated as of October 30, 2000, between the Registrant and Rohm and Haas Company

 10.8*+  Strain Access Agreement, dated as of December 21, 2000, between the
          Registrant and Maxygen, Inc.

 23.1*   Consent of Morrison & Foerster LLP. Reference is made to Exhibit 5.1

 23.2    Consent of Ernst & Young LLP, Independent Auditors

 24.1    Powers of Attorney. Reference is made to Page II-4

--------
*  To be filed by amendment

+ Confidential treatment has been requested with regard to certain portions of this agreement.